CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2005 MAY 20 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

11 May 2005

05008241

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 April 2005 till 30 April 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2005/adrltr-april.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Proposed disposal of entire equity interest in the registered capital of Shanghai Huteng Real Estate Co. Ltd."	1 April 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Response to Article published in The Edge (weekly edition of 4 April – 10 April, 2005)"	4 April 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited:		
(1) Announcement - "Change of interest in CapitaRetail Japan Fund Private Limited"	4 April 2005	SGX-ST Listing Manual
(2) News release – "CapitaRetail Japan Fund closes at JPY44.13 billion (S$680 million)"		For Public Relations Purposes
Joint release by CapitaLand Limited and Hwa Hong Corporation Limited – "Enbloc sale of 80 units of RiverGate"	6 April 2005	For Public Relations Purposes
Announcement by Australand Property Group – "DRP Price for March 2005 Quarter Dividend/Distribution"	8 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Response to The Straits Times queries"	8 April 2005	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Date of release of 2005 1st quarter financial results"	11 April 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Re-Appointment Of Directors To The Audit Committee"	11 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Response to article reported on Bloomberg dated 12 April 2005"	12 April 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires its first development site in Ningbo, China"	13 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, Silverlac Investments Ltd"	13 April 2005	SGX-ST Listing Manual
News release by The Ascott Group Limited – "Ascott increases presence in Dubai with third serviced residence"	13 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail (BJ) Investments Pte. Ltd."	13 April 2005	SGX-ST Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaLand Limited: (1) Announcement - "Acquisition by CapitaLand Retail (BJ) Investments Pte. Ltd. relating to 100% of the issued share capital of Seiyo Investment (S) Pte Ltd	14 April 2005	SGX-ST Listing Manual
(2) News release – "CapitaLand signs agreement to increase its stake in Bugis Junction"		For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Date of Release of 2005 1st Quarter Financial Results"	14 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Additional information to Annual Report 2004"	14 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – Raffles International secures management contract for the legendary Beijing Hotel"	18 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Announcement relating to PREMAS (Middle East) Pte. Ltd."	18 April 2005	SGX-ST Listing Manual
Announcement and news release by CapitaCommercial Trust Management Limited – (1) Announcement –"2005 first quarter financial statement announcement"; and (2) News release – "CCT's 1Q2005 distributable income exceeds forecast by 13.5%"	18 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail Dragon Mall (Shanghai) Co., Ltd."	18 April 2005	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Date of release of first quarter 2005 financial results"	20 April 2005	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited – "Proposed Offer and Placement of 57,154,000 new units in CCT at an issue price of S$1.38 per new unit"	21 April 2005	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited – (1) Announcement – "2005 First Quarter Unaudited Financial Statement and Distribution Announcement"; (2) Announcement - "Notice of Books Closure and Distribution Payment Date"; and (3) News release - "CMT's 1Q2005 Distribution Exceeds Forecast by 7.3%"	21 April 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaMall Trust Management Limited – (1) Announcement – "Proposed Acquisition of Approximately 92.4% of the Strata Area of Hougang Plaza"; and (2) News release – "CMT signs agreement to acquire 92.4% (strata area) of Hougang Plaza"	22 April 2005	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited – "Overwhelming Demand for Private Placement"	22 April 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Annual General Meeting – Dial In Number"	22 April 2005	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited – "ATM Offering fully subscribed within 7 minutes"	22 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of release of first quarter financial results announcement"	22 April 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Results of the 25th Annual General Meeting held on 22 April 2005"	22 April 2005	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Offer and Placement of 57,154,000 New Units in CapitaCommercial Trust at an Issue Price of S$1.38 per New Unit"	25 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Press Release by subsidiary, Raffles International Limited – Raffles International gains foothold in Middle East and extends luxury Raffles brand into Dubai"	25 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Interest on convertible bonds due 2007"	25 April 2005	SGX-ST Listing Manual
Announcement by Australand Property Group – "Annual General Meeting – Chairman's Address and Questions & Answers"	26 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Formation of new subsidiaries"	26 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of first quarter 2005 financial results"	27 April 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Management & Consulting (China) Co., Ltd."	27 April 2005	SGX-ST Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited – (1) Unaudited results for the period ended 31 March 2005; and (2) Ascott achieves robust serviced residence revenue growth"	27 April 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Annual and General Meetings outcome of resolutions put to meetings."	27 April 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Signing of Agreements to acquire Anzhen Shopping Mall"	28 April 2005	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Offer and Placement of 57,154,000 New Units in CapitaCommercial Trust at an Issue Price of S$1.38 per New Unit"	28 April 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Results of the 10th Annual General Meeting on 28 April 2005"	28 April 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited: (1) Announcement – "Divestment of the entire issued ordinary share capital in PREMAS International Limited" (2) News release – "CapitaLand divests property services unit, PREMAS International, for S$62 million"	29 April 2005	SGX-ST Listing Manual For Public Relations Purposes
Announcement by CapitaLand Limited – "Results of the Annual General Meeting held on 29 April 2005"	29 April 2005	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Issue of 57,154,000 New Units in CCT at an Issue Price of S$1.38 per New Unit"	29 April 2005	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Completion of acquisition of HSBC Building"	29 April 2005	For Public Relations Purposes
Announcement and news release by Raffles Holdings Limited – "Press Release and the First Quarter Financial Statement for the three months ended 31 March 2005"	29 April 2005	For Public Relations Purposes

CAPITALAND LIMITED (REGN. NO.: 198900036N)

PROPOSED DISPOSAL OF ENTIRE EQUITY INTEREST IN THE REGISTERED CAPITAL OF SHANGHAI HUTENG REAL ESTATE CO. LTD.

CapitaLand Limited (the "Company") wishes to announce that Huteng Investment (Shanghai) Pte. Ltd. ("Huteng Investment"), an indirect wholly-owned subsidiary of the Company, has entered into a conditional equity sale and purchase agreement (the "S&P Agreement") with Hoover Realty SRL (the "Buyer") on 1 April 2005. The Buyer is an entity organised and existing under the laws of Barbados, which is affiliated with Goldman Sachs and its associated entities.

Pursuant to the S&P Agreement, the Buyer has agreed to purchase Huteng Investment's entire equity interest in the registered capital of Shanghai Huteng Real Estate Co. Ltd. ("Shanghai Huteng"), which was established in the People's Republic of China ("PRC"), and Huteng Investment will assign to the Buyer all rights and obligations of Huteng Investment under certain shareholder loans from Huteng Investment to Shanghai Huteng (the "Shareholder Loans") (collectively, the "Disposal").

Huteng Investment holds 100% of the equity interest in the registered capital of Shanghai Huteng (the "Sale Interest"). Upon the completion of the Disposal (the "Closing"), Shanghai Huteng will cease to be a subsidiary of the Company.

Shanghai Huteng owns the land use rights of the land located at 318 Fuzhou Road, Huangpu District, Shanghai, PRC and the registered building thereon, a 24-storey commercial and office building with 3 below-ground floors with a total above-ground gross floor area of approximately 41,661 square meters known as "Pidemco Tower".

Conditional Agreement

Closing is conditional upon, among other things, all consents, approvals and authorisations of the relevant governmental authorities in connection with the Disposal (the "Approvals") being obtained.

Closing is expected to take place by 30 June 2005.

Consideration

The consideration (the "Consideration") for the Disposal, which was arrived at on a willing-buyer, willing-seller basis, is approximately US$107.6 million (S$176.4 million) less the net external indebtedness of Shanghai Huteng as at Closing and subject to post-Closing adjustments. The Consideration takes into account (i) the sale and purchase of the Sale Interest for an amount of approximately US$52.3 million (S$85.7 million) and (ii) the assignment to the Buyer of the Shareholder Loans of approximately US$29.8 million (S$48.9 million).

The Consideration, which shall be satisfied in cash, will be paid in full on Closing.

Financial Effects

The estimated gain from the Disposal is about S$38.2 million, taking into account the net tangible asset value of Shanghai Huteng of approximately US$23.6 million (S$38.7 million). The gain would be realised on Closing. Based on the audited consolidated accounts of the Company for the financial year ended 31 December 2004 (being the latest available audited consolidated financial statements of the Company), assuming that the Company had effected the Disposal on 1 January 2004, CapitaLand Group's earnings per share is expected to increase by 1.3 cents and the Disposal would not have had any material impact on the net tangible assets per share of the CapitaLand Group.

Rationale for the Disposal

The Disposal is part of the Company's strategy to redeploy funds from mature and stable properties into high growth areas where the Company could significantly value add by leveraging on its China development and asset management capabilities. Through redeployment of funds and active asset management, the Company is working towards increased contributions from its China portfolio.

Interests of Directors and Controlling Shareholders

None of the Directors and controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Document Available for Inspection

A copy of the S&P Agreement is available for inspection during normal business hours at the registered office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three months from the date of this announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
1 April 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

RESPONSE TO ARTICLE PUBLISHED IN *THE EDGE* (WEEKLY EDITION OF 4 APRIL - 10 APRIL, 2005)

CapitaLand Limited ("**CapitaLand**") refers to the article entitled "**CapitaLand to sell PREMAS**", published on page 3 of The Edge (weekly edition of 4 April - 10 April, 2005), stating among other things that CapitaLand "is selling its property services arm, wholly owned subsidiary PREMAS International".

In CapitaLand's 2004 Full Year Financial Statement & Dividend Announcement issued on 7 February 2005, it was stated that "while PREMAS continues to be a successful and profitable enterprise, the Management of CapitaLand will explore options in relation to PREMAS to enhance shareholder value".

It is not CapitaLand's policy to comment on market speculation regarding our corporate objectives and transactions. The contents of the aforementioned article should not be regarded as being confirmed facts. If and when any definitive developments arise, an appropriate announcement will be made.

By Order of the Board

Tan Wah Nam
Company Secretary
4 April 2005

CAPITALAND LIMITED (REGN. NO: 198900036N)

CHANGE OF INTEREST IN CAPITARETAIL JAPAN FUND PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaRetail Japan Fund Private Limited (the "Fund") has secured additional commitments from various other external investors, as well as subsidiaries of CapitaLand (the "Transaction"), thereby increasing the aggregate amount of commitments to ¥44.13 billion (approximately S$680 million). CapitaLand, through two of its wholly-owned subsidiaries, has committed to subscribe for an aggregate of 70,000 redeemable preference shares (the "Preference Shares") comprising an aggregate amount of ¥7 billion (approximately S$108 million). This is in addition to the 30,000 Preference Shares which the CapitaLand Group had committed to subscribe for at the first closing on 19 April 2004.

As a result of the Transaction, CapitaLand's total commitment has increased to 100,000 Preference Shares comprising an aggregate amount of ¥10 billion (approximately S$154 million) but due to the increase in the aggregate amount of commitments, its indirect interest in the preference share capital of the Fund will be reduced from 30% to 23% upon the issue and allotment by the Fund of the Preference Shares.

The Fund is a closed-end private investment company providing institutional investors with an opportunity to invest in retail investment properties in Japan.

The Transaction is the Fund's second closing and following the second closing, there will be no further placement of shares therein. To date, there are a total of 13 investors in the Fund.

The Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

By Order of the Board

Tan Wah Nam
Company Secretary
4 April 2005

CapitaLand

News Release

4 April 2005
For Immediate Release

CapitaRetail Japan Fund Closes at JPY44.13 billion (S$680 million)

Four-fold increase in fund size, backed by strong investor demand

Singapore, 4 April 2005 – The CapitaRetail Japan Fund, a private retail property fund sponsored by CapitaLand, has successfully closed with a Fund size of JPY44.13 billion (S$680 million), following its second and final fund raising exercise. The increase to JPY44.13 billion (S$680 million), up from JPY10 billion (S$154 million) since its first closing on 19 April 2004, is more than a four-fold increase. The Fund size comprises investments from European pension funds (47%), insurance companies and large corporations from Asia (30%), and the rest from CapitaLand (23%). CapitaLand's stake in CapitaRetail Japan Fund is now 23%. The Fund's targeted annual distribution yield is 7% to 10%, with a total return of 10% to 13%.

CapitaRetail Japan Fund has a mandate to invest in Japanese retail assets which have a secured and steady income stream, and a potential for asset enhancement. The Fund is targeted to acquire more retail malls which cater to basic necessity shopping. With debt financing, the asset size could potentially grow to JPY147 billion (S$2.3 billion) within the next three years.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The four-fold increase in Fund size to JPY44.13 billion is a testament of investors' confidence in our track record and our ability to deliver results. This is a milestone for CapitaLand, as it is the largest private equity fund we have raised to date. For this fund, we have the competitive advantage to leverage on CapitaLand's unique integrated retail and fund management capabilities. With the asset size targeted to reach more than S$2.3 billion in the next three years, the fund offers listing potential either in Japan or Singapore. This is in line with the Group's asset productivity strategy. It also significantly increases our assets under management in Asia to grow the fee based income, and to further strengthen our retail foothold in Japan."

Mr Kee Teck Koon, CEO of CapitaLand Financial Limited, said, "The strong take-up by the investors reflects their positive outlook towards the Japan retail property market. CapitaLand has an established presence in Japan, and is increasingly recognised as a key retail property market player. With our track record in expanding our assets under management, we have witnessed an increase in our acquisition deal flow opportunities across the region. For example, our recent acquisitions, on a portfolio basis, of retail properties in China anchored by two major retailers in China, namely Wal-Mart and Beijing Hualian, are illustrative of our on-the-ground capability and network in this region. For this CapitaRetail Japan Fund, we are therefore confident of achieving the target asset size and financial returns to our international investors."

CapitaRetail Japan Fund currently owns two retail malls in Japan with a portfolio size of S$200 million. Earlier on 21 February 2005, the Fund purchased Izumiya Hirakata, a freehold suburban mall in Hirakata City, Osaka Perfecture, for approximately S$120 million. The fund had also acquired La Park Mizue, Tokyo, for S$80 million in early June 2004. The fund manager and retail manager for CapitaRetail Japan Fund are CapitaLand Financial Limited and CapitaLand Retail Limited respectively.

Over the past few years, CapitaLand has been active on the property fund business. The Group aims to more than double its assets under management to S$13 billion in the next three years, up from the current S$6 billion. To date, the Group's two REITs, CapitaMall Trust, the first listed REIT in Singapore, and CapitaCommercial Trust, have consistently outperformed market expectations. It has also set up private property funds like CapitaRetail Singapore which holds three shopping malls in the Singapore suburbs. The Group has recently signed agreements with Shenzhen International Trust & Investment Co., Ltd (SZITIC) and Beijing Hualian Group to acquire and manage a portfolio of retail malls in China. The malls under the SZITIC agreement will be anchored by Wal-Mart, the world's largest retailer while the other malls will be anchored by Beijing Hualian, one of the largest retailers in China. With its established track record, the Group sees opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

In Japan, the Group has also been active in the retail, residential, office and hospitality sectors. Its residential project, Parkhouse Yoyogi-Uehara, Tokyo, was fully sold. Recently, it also divested its interest in prime office building, Shinjuku Square Tower, Tokyo. Today, Raffles Holdings, its hotel arm, manages 548 guest rooms and luxury suites and The Ascott Group, its serviced residence arm has 336 serviced residence and corporate leasing units in the country. The Group manages over 40 malls in Asia including in Singapore, China, Japan, Malaysia and Indonesia.

Issued by CapitaLand Limited
Date : 4 April 2005

For media enquiries, please contact:
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

CapitaLand

HWA HONG CORPORATION LIMITED

For immediate release
6 April 2005

NEWS RELEASE

Enbloc sale of 80 units of RiverGate

Located along Singapore River, it has been recognised as Singapore's first residential landmark project

Singapore, 6 April 2005 – CapitaLand and Hwa Hong Corporation have signed an agreement to sell 80 units of the RiverGate residential development (汇锦园) to Ferrell Premier Real Estate Investment Fund, an international fund managed by Ferrell Asset Management Limited. The total consideration is S$146 million. The units sold comprise a mix of three- and four-bedroom apartment types, with sizes ranging from 1,700 sq ft to 2,100 sq ft. These units represent 50 percent of a block of 160 units released recently for private viewing.

RiverGate, located along the Singapore River, is a unique freehold residential development with a total of 545 units. It is the first residential project in Singapore to be accorded landmark status by the Urban Redevelopment Authority (URA). URA accords 'landmark' status only to buildings that are strategically located, such as along the Singapore River, and that have demonstrated cutting-edge architectural design. In this regard, RiverGate has been recognised for its bold architectural design featuring verdant multi-storey sky gardens, and a lush green vista that is seamlessly integrated with the Singapore River promenade.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "RiverGate is in a class of its own. URA's landmark status has given us greater design freedom to create a stunning 43-storey development that towers majestically above the surrounding landscape comprising primarily buildings with a maximum height of 10 storeys. Majority of the units have good views of the river and surrounding cityscape. RiverGate's design

that are lushly landscaped. Given its distinctive features, RiverGate will be launched soon at an average price of about S$1,080 per square foot."

Mr Ong Choo Eng, Chairman and Managing Director of Hwa Hong Corporation said: "RiverGate, tucked in a serene enclave at the upper bend of the Singapore River, is minutes away from the Central Business District and dining and entertainment facilities by the river. We are confident that discerning homebuyers and investors will appreciate that the development offers a rare opportunity to own a freehold riverside home."

Dr David Lee, Managing Director of the Ferrell Asset Management Group, said: "We are very pleased with this acquisition. RiverGate offers tremendous investment potential. It is a well-located property that is positioned to serve the attractive surrounding areas. We expect the development to be popular with our clientele of high net-worth individuals. The design of the development is outstanding and we particularly like the scenic green vista that is integrated with the Singapore River promenade. "

RiverGate is located in Robertson Quay, a neighbourhood with a bustling mix of apartments, offices, dining and entertainment facilities. It has three blocks of 43 storeys, each standing majestically amid the urban landscape. Buyers have a choice of two- to four-bedroom unit types. There will be 12 penthouses. The unit sizes are from 1,000 sq ft to 4,000 sq ft. The majority of the units will enjoy views of the river, while the higher floors enjoy good views of the business district. The interiors of individual apartments exude an ambience of luxurious living.

RiverGate offers a comprehensive range of leisure and fitness facilities, including swimming pools, tennis courts, gymnasium, basketball court, Jacuzzi, and clubhouse. It is also within minutes from the trendy dining and shopping amenities in the Orchard Road area and Singapore's business district. Temporary Occupation Permit for RiverGate is expected to be obtained in 2009.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in

Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia. Kindly visit www.capitaland.com for more details.

About Hwa Hong Corporation Limited

Hwa Hong Corporation Limited ("Hwa Hong") was incorporated on 29 December 1952 and admitted to the Official List of the Singapore Exchange Limited on 26 July 1979. The principal activity of Hwa Hong is that of an investment holding company and the group is primarily engaged in real estate investment and development, general insurance, manufacturing and trading. Hwa Hong's key geographical markets are in South East Asia, United Kingdom, Australia and the People's Republic of China.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Hwa Hong Corporation Limited *(Co. Regn: 195200130C)*
Date: 6 April 2005

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

8 April 2005

DRP PRICE FOR MARCH 2005 QUARTER DIVIDEND/DISTRIBUTION

Australand Property Group today announced that in relation to the March 2005 quarter dividend/distribution of 4 cents per stapled security, payable on Wednesday 4 May 2005, stapled securities would be issued to participants in the Distribution Reinvestment Plan (DRP) at a price of **$1.62** per stapled security.

This has been calculated as a 2.5% discount from the weighted average of all sales of Australand Property Group stapled securities recorded on the Australian Stock Exchange during the five trading days immediately following the record date for the distribution, being 31 March 2005.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Response to The Straits Times queries

Raffles Holdings Limited ("the Company") wishes to inform that in response to queries raised by The Straits Times, the Company has through its associate, Tincel Properties (Private) Limited ("TPPL") , which owns the Raffle City Complex (RCC) (comprising the office tower, shopping centre and two hotels) responded as follows :-

a) Question : How much retail space is being created in the underpass link between RCC and the proposed Convention Centre station ?

Response : 15,000 square feet

b) Question : How much is the cost?

Response : Approximately S$20 million

c) Question : When will it be ready?

Response : As a result of the Nicoll Highway incident, the project has been delayed to 2010, as per previous official announcement. It was originally expected to be completed in mid 2007.

By Order of the Board

Emily Chin
Company Secretary
8 April 2005

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

ANNOUNCEMENT

DATE OF RELEASE OF 2005 1st QUARTER FINANCIAL RESULTS

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the 1st quarter ended 31 March 2005 on Monday, 18 April 2005.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
(As manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
11 April 2005

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE

The Board of Directors of CapitaMall Trust Management Limited (the "Company"), being the Manager of CapitaMall Trust, wishes to announce that at the Annual General Meeting ("AGM") of the Company, Mr Hsuan Owyang and Mr James Glen Service were re-appointed as Directors pursuant to Section 153(6) of the Companies Act, Cap. 50 to hold office until the next AGM of the Company.

Upon re-election, Mr Owyang and Mr Service remained respectively as Chairman and member of the Audit Committee and are considered independent pursuant to Rule 704(8) of the Listing Manual.

Subsequent to the above, the compositions of the Board of Directors and the Audit Committee remain unchanged, and are as follows:

Board of Directors

Mr Hsuan Owyang
Mr Liew Mun Leong
Mr James Glen Service
Mr David Wong Chin Huat
Mr Pua Seck Guan
Mr Hiew Yoon Khong
Mr Lui Chong Chee
Mr Kee Teck Koon
Mr S. Chandra Das
Mr Chay Wai Chuen (alternate Director to Mr S. Chandra Das)

Audit Committee

Mr Hsuan Owyang
Mr James Glen Service
Mr David Wong Chin Huat
Mr Lui Chong Chee

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
11 April 2005

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Response to article reported on Bloomberg dated 12 April 2005

Raffles Holdings Limited ("the Company") refers to the Bloomberg article titled "Raffles International to Open Hotel in Tokyo, Nikkei Says" dated 12 April 2005.

The Company wishes to state that its subsidiary, Raffles International Limited is constantly in discussions with hotel owners and developers to explore opportunities to expand its global portfolio in key gateway cities as well as in strategic source markets like China or Japan, where it hopes to deepen its presence. However, until there are definitive developments, it would be inappropriate for the Company to comment at this stage. If and when any definitive developments arise, an appropriate announcement will be made.

By Order of the Board

Emily Chin
Company Secretary
12 April 2005

For Immediate Release

13 April 2005

NEWS RELEASE

CapitaLand acquires its first development site in Ningbo, China

Plans to build mid to high-rise apartments, offices and retail shops

Singapore, 13 April 2005 -- CapitaLand has successfully acquired a 98,413 square metre residential development site in China's Ningbo City in a recent government land tender at a price of RMB1.07 billion (S$214 million). The development site is in a prime location in Ningbo's city centre in Jiangbei District. Ningbo is a key international port city located at China's eastern seaboard in Zhejiang Province. Over the next three years, CapitaLand plans to build a residential development comprising an estimated 1,300 mid- to high-rise apartments. The development also includes 59,000 square metres of commercial space, comprising an office tower and retail shops.

The site consists of five land parcels, of which four of the plots have been designated for residential use and one plot for mixed use. The five parcels of land will be amalgamated and developed into a well-planned precinct. The proposed development will have a 75 percent residential component, because residential supply in Ningbo City Centre is expected to be tight in the next few years due to the shortage of land and strong underlying demand. The remaining 25 percent will comprise office and retail components. The total potential gross floor area of the development is 225,050 square metres.

The Ningbo project will be held through CapitaLand (China) Investment Co. Ltd, a wholly-owned indirect subsidiary of CapitaLand. It is also CapitaLand's intention to use this as a seed investment for a proposed private equity fund to invest in real estate developments in China that have high growth potential. The fund is expected to attract strong interest among international investors.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "The acquisition of this prime site marks CapitaLand's entry into Ningbo, a commercially vibrant city and one of the leading economic centers of Zhejiang Province. An important international port for China, Ningbo's GDP grew 15.5 percent in 2004, while its per capita urban household disposable income was the fifth highest amongst the Chinese cities.

With the completion of the Hangzhou Bay Bridge, the Ningbo site will benefit from the dynamism of Shanghai, which is one of the key gateway cities for our investments in China. The above acquisition will add to our current portfolio of residential units and commercial properties in the country. The recent divestment of two mature investments in China and the acquisition of this new development site are part of our strategy to leverage on our development competencies to raise asset yield. China will continue to be a growth driver for the CapitaLand Group."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "The site is strategically located in the prime downtown area of Ningbo where there is strong demand for residential and commercial properties. Demand for homes will continue to grow in view of Ningbo's robust economic growth and its future development as a key port and regional road transportation hub. We are confident that there will be strong and sustained demand for the homes, offices and retail shops that we will build on the site. The homes will be ready for launch in the second half of 2006."

The Jiangbei site is located along Huai Shu Road by the Yuyao River. It is bordered by two major roads, Jingjia Road (under planning) and Daqing Road, and is within walking distance to a planned metro line.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

About Ningbo

Ningbo City is at the intersection of three rivers (Yuyao River, Yong River, and Fenghua River). Ningbo is an important international port city located on China's eastern seaboard in Zhejiang Province, approximately 150 kilometers south of Shanghai on the edge of Hangzhou Bay. It is one of the fastest growing economies in China and is ranked fourth in terms of per capita GDP in China. Its economy is driven by trade, thriving local enterprises, and a rapid influx of foreign investments. The main industrial sectors include the manufacture of textiles, electronics, machinery, petrochemicals, steel, and electric power.

Within the Zhejiang Province's longer term transportation plan, Ningbo will be the central road transportation hub along the eastern seaboard. Moreover, Ningbo will leverage on its proximity to Shanghai, which will be just an hour and a half's drive away, with the completion of the Hangzhou Bay Bridge in 2007. These developments will impact positively on Ningbo's real estate sector. In addition, demand for properties is expected to continue to grow strongly due to Ningbo's economic dynamism, which will lead to strong wealth creation, ongoing upgrading of infrastructural facilities, rapid urbanisation, and labour migration.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand China is an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China. To facilitate its growth in the country, CapitaLand China, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 13 April 2005

For more information, please contact:

Singapore

Media Contact
Nicole Neo
Communications
DID : (65) 68233218
nicole.neo@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
harold.woo@capitaland.com.sg

CAPITALAND LIMITED (REGN. NO.: 198900036N)

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, SILVERLAC INVESTMENTS LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, Silverlac Investments Ltd ("Silverlac"), had upon its application and as subsequently notified in the Government Gazette notification dated 8 April 2005, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 17 March 2005.

The above striking-off of Silverlac does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2005.

By Order of the Board

Tan Wah Nam
Company Secretary
13 April 2005

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

April 13, 2005
For Immediate Release
Contact:

Ida Lim	(65) 9628 8339
Lilian Goh	(65) 9795 5225

NEWS RELEASE

Ascott Increases Presence In Dubai With Third Serviced Residence

The Ascott Group, a leading international serviced residence company, is rapidly expanding its presence in Dubai, to become one of the largest serviced apartment operators in the Gulf region. It has secured a contract to manage its third serviced residence in the city, The Greens.

The property is near the Emirates Golf Course, Dubai Internet City and American University of Dubai. Dubai Internet City is a regional hub for multinational information technology companies including Microsoft, Oracle, HP, IBM, Compaq, Dell, Siemens, Sony Ericsson and Canon.

The 350-unit The Greens will open in the second half of the year, offering studio to two-bedroom serviced apartments, and corporate leasing units. The management contract from EMAAR Properties, one of the Gulf region's largest developers, spans five years with the option to renew for another five years.

Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. EMAAR Properties, with an asset base of over US$6 billion, is listed on the Dubai Financial Market. The government of Dubai owns a 32 per cent stake in the company.

Ascott will also open the 90-unit Somerset Al Majara, Dubai Marina serviced residence at mid-year, and the 181-unit The Ascott Burj, Dubai in the first quarter 2006. This will make Ascott a major international serviced residence operator in Dubai.

Somerset Al Majara is part of Dubai Marina, slated to be the world's largest waterfront development at Sheikh Zayed Road. The Ascott Burj, Dubai is part of the prestigious Burj Dubai development which includes the Burj Dubai Tower, designed to be the world's tallest skyscraper, and Dubai Mall, the world's largest retail complex at nine million sq ft.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Dubai – Good Entry Point To Gulf Region

Ascott's chairman, Mr Lim Chin Beng, said: "Dubai is a good entry point for Ascott to grow its serviced residence business and brands in the Gulf region. In recent years, Dubai has developed into a key financial, investment and banking centre."

Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, Mr Liew Mun Leong, said: "Dubai has a growing financial services sector and it is an attractive place for multinational companies to do business. Ascott's third serviced residence in Dubai will enable it to tap the increasing foreign business activity in the city.

"CapitaLand Group's continued expansion in the hospitality and property services sectors will be augmented by building a network of investors in the Gulf region who are interested in the Asia Pacific area."

Mr Cameron Ong, Ascott's chief executive officer, said: "Most of Dubai's population is expatriate and there is a limited supply of international standard serviced residences. The average occupancy for medium term accommodation is over 80 per cent. We see sustained demand for serviced residences."

Prime Property

The Greens, which comprises three residential blocks around a courtyard, is part of Emirates Living, Emaar's 40 sq km signature development at Sheikh Zayed Road.

The Green's modern apartments are equipped with the latest communications technology and smart fittings. The development is set amid a lush landscape with quaint private courtyards. Facilities include a swimming pool, children's pool and fully-equipped gym.

The management contract is not expected to have any material impact on the group's net tangible assets or earnings per share for the financial year ending December 31 2005.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : April 13, 2005

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Ascott's Other Serviced Residences In Dubai

Somerset Al Majara, Dubai Marina - 90 units
Opening at mid-year 2005, the residence is part of Dubai Marina, designed to be the world's largest waterfront development. The development is strategically located at Sheikh Zayed Road, close to the Dubai Internet city and American University of Dubai. Facilities include a swimming pool, gym and children's playroom. Units range from one to three-bedroom suites.

The Ascott Burj, Dubai - 181 units
Scheduled to open in 2006, the residence is part of a landmark development that includes the Burj Dubai Tower, slated to be the world's tallest skyscraper, and Dubai Mall, the world's largest retail complex at nine million sq ft. Facilities include a swimming pool, gym and children's playroom. Units range from studio suites to penthouses.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with over 14,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. The group took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

The Ascott Group - Serviced Residences In 40 Cities In 17 Countries

SOUTHEAST ASIA

Singapore
- The Ascott Singapore
- Somerset Bencoolen
- Somerset Grand Cairnhill
- Somerset Compass
- Somerset Liang Court
- Somerset Orchard

Indonesia
Jakarta
- The Ascott Jakarta
- Somerset Berlian, *opening 2006*
- Somerset Grand Citra

Surabaya
- Puri Darmo Serviced Residences
- Somerset Surabaya

Malaysia
Kuala Lumpur
- The Ascott Kuala Lumpur
- *Somerset Bukit Ceylon, opening Q4 2005*

Kuching
- Somerset Gateway

Thailand
Bangkok
- The Ascott Sathorn, Bangkok
- Somerset Lake Point
- Somerset Park Suanplu
- Somerset Suwan Park View
- Omni Tower

Vietnam
Hanoi
- Somerset Grand Hanoi
- Somerset West Lake

Ho Chi Minh City
- Somerset Chancellor Court
- Somerset Ho Chi Minh City

Philippines
Manila
- Somerset Millennium
- Somerset Olympia
- Somerset Salcedo

NORTH ASIA

China
Beijing
- The Ascott Beijing
- Somerset Grand Fortune Garden
- Luxury Serviced Residence

Dalian
- Somerset Harbour Court

Guangzhou
- *The Ascott Guangzhou, opening 2007/8*

Shanghai
- The Ascott Pudong
- Somerset Grand Shanghai
- Somerset Xu Hui
- *Citadines Jinqiao, opening Q3 2005*

Suzhou
- *Citadines Chongrui, opening 2006*

Tianjin
- Somerset Olympic Tower

Japan
Tokyo
- Somerset Azabu East
- Somerset Roppongi

South Korea
Seoul
- *Somerset Palace, opening Q2 2005*

AUSTRALIA / NEW ZEALAND

Australia
Sydney
- Somerset Darling Harbour
- Somerset North Ryde
- Oakford City West

Melbourne
- Somerset Botanic Gardens
- Somerset Gordon Place
- Somerset on Elizabeth
- Oakford Gordon Towers
- Oakford on Collins
- Oakford on Lygon
- Oakford The Mews

Hobart
- Somerset on the Pier
- Somerset on Salamanca

New Zealand
Auckland
- The Ascott Metropolis

EUROPE

United Kingdom
London
- The Ascott Mayfair
- Somerset Bayswater
- Somerset Kensington Gardens
- Somerset Prince's Square
- Somerset Queen's Gate Gardens
- Somerset Roland Gardens
- Citadines Barbican
- Citadines Holborn-Covent Garden
- Citadines South Kensington
- Citadines Trafalgar Square

France
Paris
- Citadines Austerlitz
- Citadines Bastille Marais
- Citadines Bastille Nation
- Citadines Didot Alésia
- Citadines La Défense
- Citadines Les Halles
- Citadines Louvre
- Citadines Maine-Montparnasse
- Citadines Montmartre
- Citadines Opéra-Grands Boulevards
- Citadines Opéra Vendôme
- Citadines Place d'Italie
- Citadines Saint-Germain-des-Prés
- Citadines Tour Eiffel
- Citadines Trocadéro
- Citadines Voltaire République

Outside Paris
- Citadines Aix Jas de Bouffan
- Citadines Bordeaux Mériadeck
- Citadines Cannes Carnot
- Citadines Ferney Voltaire, Genève
- Citadines Gaillard
- Citadines Grenoble
- Citadines Lille Centre
- Citadines Lyon Part-Dieu
- Citadines Lyon Presqu'île
- Citadines Marseille Castellane
- Citadines Marseille Centre
- Citadines Marseille Prado Chanot
- Citadines Montpellier Antigone
- Citadines Montpellier Sainte-Odile
- Citadines Nice Buffa
- Citadines Nice Promenade
- Citadines Strasbourg Kléber
- Citadines Toulouse Wilson

Belgium
Brussels
- Citadines Sainte-Catherine
- Citadines Toison d'Or

Germany
Berlin
- Citadines Olivaer Platz

Spain
Barcelona
- Citadines Ramblas

GULF REGION

United Arab Emirates
Dubai
- *Somerset Al Majara, Dubai Marina opening mid-year 2005*
- *The Ascott Burj, Dubai opening 2006*
- *The Greens, opening 2H 2005*

April 13, 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL (BJ) INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand') wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand Retail (BJ) Investments Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CapitaLand Retail (BJ) Investments Pte. Ltd. is a wholly-owned subsidiary of CapitaLand Retail Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
13 April 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ACQUISITION BY CAPITALAND RETAIL (BJ) INVESTMENTS PTE. LTD. RELATING TO 100% OF THE ISSUED SHARE CAPITAL OF SEIYO INVESTMENT (S) PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Retail (BJ) Investments Pte. Ltd. ("CapitaLand Retail BJ"), an indirect wholly-owned subsidiary of CapitaLand, had on 13 April 2005 entered into a sale and purchase agreement with Parco (Singapore) Pte Ltd ("Parco") and Seiyu Holdings Pte Ltd ("Seiyu", and together with Parco, the "Vendors") to acquire 114,358,242 ordinary shares of S$1 each in the issued share capital of Seiyo Investment (S) Pte Ltd ("Seiyo Investment"), constituting 100% of the issued share capital of Seiyo Investment (the "Sale Shares").

Seiyo Investment owns 10% of the issued and paid-up share capital of Bugis City Holdings Pte Ltd ("BCH"), which in turn owns 80%, 75% and 90% of the issued and paid-up share capital of BCH Retail Investment Pte Ltd ("BCH Retail"), BCH Office Investment Pte Ltd ("BCH Office") and BCH Hotel Investment Pte Ltd ("BCH Hotel") respectively. In addition, Seiyo Investment owns 20% and 25% of the issued and paid-up share capital of BCH Retail and BCH Office respectively. Based on its audited financial statements as at 31 December 2004, the net tangible assets value of Seiyo Investment is approximately S$114 million, which has not taken into account any revaluation surplus from its underlying assets. The BCH group of companies own Bugis Junction, a mixed development comprising retail, office and hotel components.

CapitaLand currently holds a 20% stake in the issued and paid-up share capital of BCH through its indirect wholly-owned subsidiary Victoria City Pte Ltd ("VC"). With the acquisition, CapitaLand's stake in BCH, through both VC and Seiyo Investment, will be at 30%. This would translate to an effective stake of 44% in BCH Retail, 47.5% in BCH Office and 27% in BCH Hotel.

The sale of the Sale Shares by the Vendors to CapitaLand Retail BJ was for an aggregate cash consideration of approximately S$139 million ("Consideration"). The Consideration was arrived at on a willing buyer willing seller basis, taking into account, amongst other factors, the value of the underlying assets.

The completion of the sale and purchase of the Sale Shares will take place today and the Consideration will be fully satisfied in cash. Upon completion, Seiyo Investment will become an indirect wholly-owned subsidiary of CapitaLand.

Based on the audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2004 (being the latest available audited consolidated financial statements of CapitaLand):

(i) assuming that the acquisition had been effected on 1 January 2004, the financial impact on CapitaLand Group's earnings per share is not significant; and

(ii) assuming that the acquisition had been effected on 31 December 2004, the financial impact on CapitaLand Group's net tangible assets per share is also not significant.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the said acquisition.

By Order of the Board

Tan Wah Nam
Company Secretary
14 April 2005

CapitaLand

For Immediate Release
14 April 2005

NEWS RELEASE

CapitaLand signs agreement to increase its stake in Bugis Junction

Singapore, 14 April 2005 - CapitaLand has entered into a sale and purchase agreement with Parco (Singapore) Pte Ltd (Parco) and Seiyu Holdings Pte Ltd (Seiyu) to acquire an increased stake in Bugis Junction for approximately S$139 million. Bugis Junction, owned by the Bugis City Holdings Pte Ltd (BCH) group of companies, is a mixed development comprising retail, office and hotel components.

The transaction was made through CapitaLand Retail (BJ) Investments Pte Ltd, which entered into a sale and purchase agreement with Parco and Seiyu, to acquire their combined 100 percent share capital in Seiyo Investment (S) Pte Ltd (Seiyo Investment). Seiyo Investment currently owns 10 percent stake in Bugis City Holdings Pte Ltd (BCH), which in turn owns 80 percent, 75 percent and 90 percent stake in BCH Retail Investment Pte Ltd (BCH Retail), BCH Office Investment Pte Ltd (BCH Office) and BCH Hotel Investment Pte Ltd (BCH Hotel) respectively. In addition, Seiyo Investment also holds direct stakes of 20 percent in BCH Retail and 25 percent in BCH Office. BCH Retail, BCH Office and BCH Hotel own the retail, office and hotel assets respectively of the BCH group of companies.

CapitaLand currently holds a 20 percent stake in BCH through its indirect wholly-owned subsidiary Victoria City Pte Ltd (VC). With the acquisition, CapitaLand's stake in BCH, through both VC and Seiyo Investment, will be at 30 percent. This would also translate to an effective stake of 44 percent in BCH Retail, 47.5 percent in BCH Office and 27 percent in BCH Hotel.

Completed in 1995, Bugis Junction is an integrated mixed-use development strategically located above the Bugis Mass Rapid Transit station at Victoria Street. The property comprises retail, office and hotel components. With the imminent opening of the new main National Library located next door, and the emergence of education institutions such as the Singapore Management University and LaSalle-SIA in the vicinity, the property has growth potential and value. In addition, the Bugis district has been earmarked by the Government

as the city's new art and entertainment hub. As a result, the increased customer traffic and buzz created in the area is expected to benefit Bugis Junction.

Based on the audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2004 (being the latest available audited consolidated financial statements of CapitaLand):
(i) assuming that the acquisition had been effected on 1 January 2004, the financial impact on CapitaLand Group's earnings per share is not significant; and
(ii) assuming that the acquisition had been effected on 31 December 2004, the financial impact on CapitaLand Group's net tangible assets per share is also not significant.

About CapitaLand Group
CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

CapitaLand is currently Singapore's leading mall manager with 10 malls under management in the suburban and central areas. This includes the five malls owned by Singapore's first real estate investment trust, CapitaMall Trust (CMT), and the three owned by CapitaRetail Singapore (CRS) malls – Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall -- under a securitisation structure. The malls owned by CMT are Plaza Singapura, Tampines Mall, Junction 8, Funan The IT Mall and IMM. Overseas, CapitaLand Retail owns / manages six retail properties in Japan, China and Malaysia. CapitaLand Group recently secured a pipeline of 28 retail malls in China anchored by Wal-Mart and Beijing Hualian through co-operative agreements with Shenzhen International Trust & Investment Co., Ltd (SZITIC) and Beijing Hualian Group. By end 2005/early 2006, eight retail malls worth S$730 million will be operational, making them ideal assets for a China retail property fund with listing potential.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **14 April 2005**

Media Contact
Julie Ong
Communications
DID : (65) 68233543
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

DATE OF RELEASE OF 2005 1st QUARTER FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the 1st quarter ended 31 March 2005 on Thursday, 21 April 2005.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
14 April 2005

82 - 4507

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	RAFFLES HOLDINGS LIMITED
Company Registration No.	199506093G
Announcement submitted on behalf of	RAFFLES HOLDINGS LIMITED
Announcement is submitted with respect to *	RAFFLES HOLDINGS LIMITED
Announcement is submitted by *	Emily Chin
Designation *	Company Secretary
Date & Time of Broadcast	14-Apr-2005 18:55:43
Announcement No.	00089

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Additional Information to Annual Report 2004
Description	Raffles Holdings Limited ("the Company") wishes to inform that after the publication of its Annual Report ("AR"), additional information in respect of directors' interests in the share capital of companies that are related to the Company (pertaining to page 140 of the AR) has been received by the Company, and a proof reading oversight (pertaining to page 141 of the AR) has been noted. The additional interest and the corrected figures are respectively set out in the attachment for information. By Order of the Board Emily Chin Company Secretary 14 April 2005
Attachments:	Attachment_Pgs_140_and_141.pdf Total size = **485K** (2048K size limit recommended)

Close Window

ADDITIONAL INFORMATION TO ANNUAL REPORT 2004

(I) Page 140 (Additional interests)

Director's interests in shares or debentures

	Holdings registered in the name of a director or nominee		Holdings in which a director is deemed to have an interest	
	At 1/1/2004 or date of appointment, if later	At 31/12/2004	At 1/1/2004 or date of appointment, if later	At 31/12/2004
Neptune Orient Lines Limited				
(Ordinary shares of $1.00 each)				
Cheng Wai Keung	-^	50,000	-	-
(Options to subscribe for ordinary shares of $1.00 each)				
Cheng Wai Keung	-^	329,000	-	-
SembCorp Marine Ltd				
(Ordinary shares of $0.10 each)				
Giam Chin Toon	-	207,500	-	-
SIA Engineering Company Limited				
(Ordinary shares of $0.10 each)				
Loo Choon Yong (Dr)	90,000	6,000	10,000	-

^ Neptune Orient Lines Limited became a related company of the Company on 15 September 2004.

(II) Page 141 (Proof reading oversight)

Director's interests in shares or debentures

	Holdings registered in the name of a director or nominee		Holdings in which a director is deemed to have an interest	
	At 1/1/2004 or date of appointment, if later	At 31/12/2004	At 1/1/2004 or date of appointment, if later	At 31/12/2004
Singapore Airlines Limited				
(Ordinary shares of $0.50 each)				
Loo Choon Yong (Dr)	6,000	6,000	20,000*	20,000*

* Corrected

Raffles
INTERNATIONAL
Hotels & Resorts
A Member of CapitaLand

NEWS RELEASE

For More Information, please contact:
Goh Kah Lin
(65) 6430-1366
goh.kahlin@raffles.com

Raffles International Limited
(Regn. No.: 198903239E)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Tel: (65) 6339 8377
Fax: (65) 6339 1713
ril@raffles.com

RAFFLES INTERNATIONAL SECURES MANAGEMENT CONTRACT FOR THE LEGENDARY BEIJING HOTEL

First luxury Raffles brand hotel in Beijing

Singapore, 18 April 2005 – Raffles International Limited today signed an agreement with Beijing Hotel, a hotel under the Beijing Tourism Group (BTG), to rebrand and manage two of the four blocks of the Beijing Hotel under Raffles International's luxury Raffles brand. After a period of renovations and refurbishment, it will be re-launched as the Raffles Beijing Hotel in 2006.

The Beijing Hotel is a historical building of French architectural design. In its illustrious past, it was the center of the social scene in Beijing and had hosted many statesmen, dignitaries and luminaries. A timeless classic, the hotel sits amongst Beijing's iconic national monuments. It is a stone's throw away from the Forbidden City and a 5minute walk from Tiananmen Square. In terms of convenience, its location is unmatched, being within walking distance to the Wangfujing commercial street, only 2 km from the Beijing Railway Station and 30 km from Beijing International Airport.

This contract marks the very first entry of Raffles International's luxury Raffles brand into China and is our ninth management contract in the past 24 months. With the Raffles Beijing Hotel, the growing portfolio of Raffles International will comprise 40 hotels and resorts in 20 countries, in 34 destinations.

China is a strategic market for Raffles International. Its membership in the World Trade Organisation and the selection of Beijing as the venue for the 2008 Olympics augurs well for China's economic development and the hotel market.

Said Ms Leong Wai Leng, Chief Executive Officer of Raffles International Limited, "I am very pleased that Raffles International has secured this contract to manage the magnificent Beijing Hotel. We are honoured by the show of confidence of the Beijing Tourism Group in Raffles International's hospitality management expertise. In terms of its landmark status and its rich tradition, the Beijing Hotel is not only a perfect match for the Raffles brand, it also represents a fitting entry of the brand into Beijing, the political capital of China and the seat of its great historical past."

The signing ceremony was graced by Mr Zhang Mao, Deputy Mayor of Beijing City. It was also well attended by senior government officials and top officers of the Beijing Tourism Group, including its Chairman, Mr Duan Qiang and its Director & Vice-President, Mr Li Zhonggen

Said Mr Duan Qiang, "To us, the partnership between Raffles International Limited and Beijing Hotel, a hotel under the Beijing Tourism Group, can be described as a bold and beneficial exploration. The Beijing Tourism Group, in an effort to enhance the branding of its historic, culturally rich hotel and to meet international market demand, had been in discussion with many international hotel management companies.

It was Raffles International that we decided to partner, and it is an internationally renowned hotel management company with the highest standards of quality and service. We entrust Raffles International to manage our hotel which has a unique political and historical background as the host of numerous dignities, delegates, leaders and famous people from all over the world. It is an icon and representation of Beijing's tourism industry at its best."

Established in 1998, the Beijing Tourism Group (BTG) is a wholly owned company of the Beijing Municipal Government. BTG is a rapidly growing organisation, that invests and manages state-owned hotels, restaurants, transport and other travel and tourism related services. BTG has a number of established international partnerships and has been involved in overseas joint-venture investments in the United States, France, Hong Kong, Vietnam and Hungary. Currently, the Group owns total assets worth more than RMB20 billion.

The Raffles Beijing Hotel will have 179 rooms, four food and beverage outlets, meeting facilities, a brand new ballroom and a fitness centre with an indoor swimming pool. It will be resplendent with charm, luxury and the highest service standards that are the marks of distinction of the Raffles brand.

About Raffles Holdings Limited & Raffles International Limited

(www.raffleshholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 34 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 14 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the 26 hotels in Swissôtel's worldwide portfolio have won prestigious awards and accolades.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 80 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia

For More Information, please contact:

Goh Kah Lin
Manager
Corporate & Marketing Communications
Raffles International Ltd
(Regn No. 198903239E)
Tel: (65) 6430-1366
Fax: (65) 6339-1713
Email: goh.kahlin@raffles.com

Beatrice Ganter
Director, Marketing Communications
Europe, Middle East & Mediterranean
Raffles International Ltd
(Regn No. 198903239E)
Tel: (41) 1 317-3370
Fax: (41) 1 317-3355
Email: beatrice.ganter@raffles.com

Visit our websites:

www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

For high resolution images,

please visit our Private Digital Library:

http://www.leonardo.com/raffles/

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines

Under development

- Raffles Resort Phuket Thailand (target opening 2007)
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Colinas d'Es Trenc, Spain
- Raffles Resort Taimana Tahaa, French Polynesia (target opening 2007)
- Raffles Beijing Hotel, People's Republic of China (target opening 2006)

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Swissôtel Le Concorde, Bangkok, Thailand
- Swissôtel Nai Lert Park, Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru

Under development

- Swissôtel Grand, Shanghai, People's Republic of China (target opening 2007)
- Swissôtel Tallinn, Estonia (target opening 2007)

- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Göcek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel Krasnye Holmy Moscow (target opening 2005)
- Swissôtel The Celik Palas, Bursa, Turkey* (target opening 2007)
- Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ANNOUNCEMENT RELATING TO PREMAS (MIDDLE EAST) PTE. LTD.

With reference to the announcement released on 31 March 2005 entitled "Incorporation of a new subsidiary, PREMAS (Middle East) Pte. Ltd.", CapitaLand Limited ("CapitaLand") would inform that the title should be amended as "Incorporation of a new joint venture company, PREMAS (Middle East) Pte. Ltd.", as PREMAS (Middle East) Pte. Ltd. is a joint venture company held equally by PREMAS Investments Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand, and Tricon Global General Contracting and Maintenance, and not an indirect subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
18 April 2005

82 - 4507

CapitaCommercial Trust

2005 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

TABLE OF CONTENTS

CAPITACOMMERCIAL TRUST
2005 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

SUMMARY OF CCT RESULTS (ACTUAL VS FORECAST[1])
(1 January 2005 to 31 March 2005)

	Actual	Forecast	Favourable / (Unfavourable)	
	S$'000	S$'000	S$'000	%
Gross Revenue	27,441	26,312	1,129	4.3
Property Operating Expenses	(7,576)	(7,742)	166	2.1
Net Property Income	19,865	18,570	1,295	7.0
Other Operating Expenditure	(5,834)	(6,293)	459	7.3
Net Investment Income before Tax	14,031	12,277	1,754	14.3
Net Tax Adjustments	8	91	(83)	(91.2)
Taxable Income Available for Distribution to Unitholders	14,039	12,368	1,671	13.5
Distributable Income to Unitholders[2]	**13,337**	**11,750**	**1,587**	**13.5**
Distribution Per Unit (cents)				
For the period 1 Jan to 31 Mar 2005	**1.59¢**	**1.40¢**	**0.19**	**13.5**
Annualised	**6.45¢**	**5.68¢**	**0.77**	**13.5**

Footnotes

(1) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

Refer to Section 9 for the details.

CAPITACOMMERCIAL TRUST
2005 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT).

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies subsequently commenced liquidation and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units in CCT ("Units") were directly or indirectly held by CapitaLand Limited up to and including 14 May 2004 (the "Private Trust"). On 15 May 2004, CapitaLand Limited distributed approximately 60% of the Units in specie to its shareholders (the "Public Trust"). On 14 May 2004, CCT distributed its distributable income for the period from 6 February 2004 to 14 May 2004 to the companies in the CapitaLand Group that together held 100% of the Units. CCT's distributable income from 15 May 2004 to 31 December 2004 will be distributed to all the unitholders, including all the companies in the CapitaLand Group that continue to hold Units, on 28 February 2005. From 1 January 2005, CCT will make distributions to its unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

All the Units have been listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT has been granted tax transparency. Therefore, income which is distributed is not taxed at CCT level. Qualifying unitholders and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. For the qualifying unitholders, gross distribution will be made and they will subsequently be taxed on the distributions at their applicable income tax rates. Individuals are exempt from tax on CCT's distributions unless such distributions are derived through a partnership in Singapore or from the carrying on of a trade, business or profession. Distributions made to all the other unitholders will be subject to tax deducted at source at the prevailing corporate tax rate, currently 20%. This tax deducted can be used to offset against their Singapore income tax liabilities. Also, to qualify for tax transparency, CCT must distribute at least 90% of its taxable income. As stated in the Introductory Document dated 16 March 2004 (the "Introductory Document"), CCT will distribute 95% of its taxable income to unitholders up to 31 December 2005.

As CCT's acquisition of the properties were completed on 1 March 2004, the comparative prior period financial results for 1Q 2004 is only for income derived for the period of 1 March 2004 to 31 March 2004.

1(a)(i) Statement of Total Return & Distribution Statement (1Q 2005 vs 1Q 2004)

(For a review of the performance, please refer to paragraph 8(a)(i) on page 14)

	1Q 2005 S$'000	1Q 2004[1] (March only) S$'000	Change %
Statement of Total Return			
Gross rental income	23,874	7,883	202.9
Car park income	2,367	694	241.1
Other income	1,200	300	300.0
Gross revenue	**27,441**	**8,877**	**209.1**
Property management fees	(614)	(203)	202.5
Property tax	(2,032)	(685)	196.6
Other property operating expenses[2]	(4,930)	(1,426)	245.7
Property operating expenses	**(7,576)**	**(2,314)**	**227.4**
Net property income	**19,865**	**6,563**	**202.7**
Interest income	126	-	Nm
Manager's management fees	(1,288)	(476)	170.6
Trust expenses	(1,040)	(141)	637.6
Borrowing costs	(3,632)	(774)	369.3
Net investment income before tax	**14,031**	**5,172**	**171.3**
Income tax	(141)	(1,041)[3]	(86.5)
Net investment income after tax	**13,890**	**4,131**	**236.2**
Net losses on value of investments			
Non-operating expenditure[4]	-	(2,687)	Nm
Net losses on value of investments	**-**	**(2,687)**	**Nm**
Total return for the period	**13,890**	**1,444**	**861.9**

Distribution Statement			
Net investment income before tax	**14,031**	**5,172**	**171.3**
Net tax adjustments[5]	8	33	(75.8)
Taxable income available for distribution to unitholders	**14,039**	**5,205**	**169.7**
Distributable income to unitholders	13,337	4,944	169.8

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded for 1Q 2004 relates only to the income for the period of 1 March 2004 to 31 March 2004. For a comparison of March 2005 vs March 2004 results, refer to paragraph 1(a)(ii) on page 6.

(2) Included as part of the other property operating expenses are the following:

	1Q 2005 S$'000	1Q 2004 (March only) S$'000	Change %
Depreciation and amortization	50	11	354.5
Allowance for doubtful debts and bad debts written off	(6)	-	Nm

(3) The income tax provision for 1Q 2004 is based on 100% of taxable income as tax transparency applies with effect from 15 May 2004.

(4) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(5) Included in the net tax adjustments are the following:

	1Q 2005 S$'000	1Q 2004 (March only) S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	61	22	177.3
Temporary differences and other adjustments	(53)	11	(581.8)
Net tax adjustments	8	33	(75.8)

Nm – not meaningful

CAPITACOMMERCIAL TRUST
2005 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

1(a)(ii) Statement of Total Return & Distribution Statement (March 2005 vs March 2004)

(For a review of the performance, please refer to paragraph 8(a)(ii) on page 15)

	March 2005 S$'000	March 2004 S$'000	Change %
Statement of Total Return			
Gross rental income	8,018	7,883	1.7
Car park income	748	694	7.8
Other income	453	300	51.0
Gross revenue	**9,219**	**8,877**	**3.9**
Property management fees	(197)	(203)	(3.0)
Property tax	(668)	(685)	(2.5)
Other property operating expenses[1]	(1,998)	(1,426)	40.1
Property operating expenses	**(2,863)**	**(2,314)**	**23.7**
Net property income	**6,356**	**6,563**	**(3.2)**
Interest income	22	-	Nm
Manager's management fees	(422)	(476)	(11.3)
Trust expenses	(628)	(141)	345.4
Borrowing costs	(1,251)	(774)	61.6
Net investment income before tax	**4,077**	**5,172**	**(21.2)**
Income tax	(40)	(1,041)	(96.2)
Net investment income after tax	**4,037**	**4,131**	**(2.3)**
Net losses on value of investments			
Non-operating expenditure	-	(2,687)[2]	Nm
Net losses on value of investments	**-**	**(2,687)**	**Nm**
Total return for the period	**4,037**	**1,444**	**179.6**

Distribution Statement			
Net investment income before tax	**4,077**	**5,172**	**(21.2)**
Net tax adjustments[3]	70	33	112.1
Taxable income available for distribution to unitholders	**4,147**	**5,205**	**(20.3)**
Distributable income to unitholders	**3,939**	**4,944**	**(20.3)**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	March 2005 S$'000	March 2004 S$'000	Change %
Depreciation and amortisation	23	11	109.1

(2) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(3) Included in the net tax adjustments are the following:

	March 2005 S$'000	March 2004 S$'000	Change %
Non-tax deductible/(chargeable) items :			
Trustee's fees	21	22	(4.5)
Temporary differences and other adjustments	49	11	345.5
Net tax adjustments	70	33	112.1

Nm – not meaningful

CAPITACOMMERCIAL TRUST
2005 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

1(b)(i) Balance sheet as at 31 March 2005 vs 31 December 2004

	31 Mar 2005 S$'000	31 Dec 2004 S$'000	Change %
Non-current assets			
Plant and equipment	398	430	(7.4)
Investment properties	1,918,266	1,918,200	0.0
Total non-current assets	**1,918,664**	**1,918,630**	**0.0**
Current assets			
Trade and other receivables	1,521	989	53.8
Cash and cash equivalents	43,501	60,254[1]	(27.8)
Total current assets	**45,022**	**61,243**	**(26.5)**
Total assets	**1,963,686**	**1,979,873**	**(0.8)**
Current liabilities			
Trade and other payables	17,764	16,523	7.5
Provision for taxation	515	374	37.7
Total current liabilities	**18,279**	**16,897**	**8.2**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	0.0
Other non-current liabilities	11,309	9,287	21.8
Total non-current liabilities	**591,351**	**589,329**	**0.3**
Total liabilities	**609,630**	**606,226**	**0.6**
Net assets	**1,354,056**	**1,373,647**	**(1.4)**
Represented by :			
Unitholders' funds	**1,354,056**	**1,373,647**	**(1.4)**

Footnotes

(1) This includes the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which was paid on 28 February 2005.

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	31 Mar 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	580,042	580,042

Details of any collaterals

As security for the borrowings, CCT has granted in favour of the lender the following:

(i) a mortgage over all the investment properties;
(ii) an assignment of the insurance policies relating to the investment properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the investment properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the investment properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the investment properties.

CAPITACOMMERCIAL TRUST
2005 FIRST QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

1(c) Cash flow statement

	1Q 2005 S$'000	1Q 2004[1] (March only) S$'000
Operating activities		
Net investment income before tax	14,031	5,172
Adjustment for		
Interest income	(126)	-
Depreciation of plant and equipment	41	11
Amortisation of tenancy works	9	-
Amortisation of rent incentives	78	-
Allowance for doubtful debts	(6)	-
Borrowing costs	3,632	774
Operating income before working capital changes	**17,659**	**5,957**
Changes in working capital :		
Trade and other receivables	(633)	(12,869)
Trade and other payables	2,274	2,348
Security deposits	989	(148)
Cash generated from operations	**20,289**	**(4,712)**
Cash generated from operating activities	**20,289**	**(4,712)**
Investing activities		
Interest received	146	-
Purchase of investment property, acquisition charges and subsequent expenditure	(66)	(594,613)
Purchase of plant and equipment	(9)	-
Net cash inflow from acquisition of subsidiaries	-	6,761
Cash flows from investing activities	**71**	**(587,852)**
Financing activities		
Proceeds from issue of new units	-	36,204
Interest bearing borrowings	-	580,042
Issue expenses	-	(15)
Distribution to unitholders	(33,481)	-
Interest paid	(3,632)	(129)
Cash flows from financing activities	**(37,113)**	**616,102**
Increase/(Decrease) in cash and cash equivalents	**(16,753)**	**23,538**
Cash and cash equivalents at beginning of period	**60,254**	**-**
Cash and cash equivalents at end of period	**43,501**	**23,538**

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the cash flow from 1 March 2004 to 31 March 2004 as there was no income from 6 February 2004 to 29 February 2004.

1(d)(i) **Statement of changes in unitholders' funds**

	1Q 2005 S$'000	1Q 2004[1] (March only) S$'000
Balance as at beginning of period	**1,373,647**	**-**
Operations		
Net investment income after tax	13,890	4,131
Net losses on value of investments	-	(2,687)
Net decrease in net assets resulting from operations	**13,890**	**1,444**
Unitholders' transactions		
Creation of new units	-	1.475,145
Issue expenses	-	(39)
Distribution to unitholders	(33,481)	-
Net increase / (decrease) in net assets resulting from unitholders' transactions	**(33,481)**	**1,475,106**
Balance as at end of period	**1,354,056**	**1,476,550**

Footnotes

(1) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income from 1 March 2004 to 31 March 2004 as there was no income from 6 February 2004 to 29 February 2004.

1(d)(ii) Details of any change in the units

	1Q 2005 Units	1Q 2004 Units
Balance as at beginning of period	**839,116,700**	**-**
Issue of new units :		
- settlement for the purchase of shares of property companies	-	764,369,254
- part settlement for the purchase of 6 Battery Road	-	54,153,274
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	-	20,594,172
Balance as at end of period	**839,116,700**	**839,116,700**

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**
The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**
Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**
The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2004.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**
Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	1Q 2005	1Q 2004
Number of units on issue at end of period	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700
Earnings per unit (EPU)[1] (based on the weighted average number of units as at end of period)	1.66¢	0.49¢

Footnotes

(1) Earnings per unit is calculated based on Net Investment Income after tax. For 1Q 2004, the net investment income after tax relates only to the income for the period of 1 March 2004 to 31 March 2004 as the acquisition of the properties was completed on 1 March 2004.

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	1Q 2005	1Q 2004
Number of units on issue at end of period	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700
Distribution per unit (DPU) (based on the number of units as at end of period)	1.59¢	0.59¢

Footnotes

(1) For 1Q 2004, the DPU is computed based on income for the period of 1 March 2004 to 31 March 2004 as the acquisition of the properties was completed on 1 March 2004.

The diluted DPU is the same as the basic DPU as there are no dilutive instruments in issue during the period.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	31 Mar 2005	31 Dec 2004
NAV per unit	$1.61	$1.64
Adjusted NAV per unit (excluding the distributable income to unitholders)	$1.60	$1.60

8(a)(i) **Review of the performance (1Q 2005 vs 1Q 2004)**

	1Q 2005 S$'000	1Q 2004[1] (March only) S$'000	Change %
Statement of Total Return			
Gross revenue	27,441	8,877	209.1
Property operating expenses	(7,576)	(2,314)	227.4
Net property income	19,865	6,563	202.7
Other Income	126	-	Nm
Manager's management fees	(1,288)	(476)	170.6
Trust expenses	(1,040)	(141)	637.6
Borrowing costs	(3,632)	(774)	369.3
Net investment income before tax	14,031	5,172	171.3
Income tax	(141)	(1,041)	(86.5)
Net investment income after tax	13,890	4,131	236.2
Net losses on value of investments			
Non-operating expenditure	-	(2,687)[2]	Nm
Net losses on value of investments	**-**	**(2,687)**	**Nm**
Total return for the period	**13,890**	**1,444**	**861.9**
Distribution Statement			
Net investment income before tax	14,031	5,172	171.3
Net tax adjustments	8	33	(75.8)
Taxable income available for distribution to unitholders	14,039	5,205	169.7
Distributable income to unitholders	13,337	4,944	169.8
Earnings per unit (cents)	1.66¢	0.49¢	238.8
Distribution per unit (cents)	1.59¢	0.59¢	169.5

Footnotes

(1) CCT was established on 6 February 2004 but the acquisitions of the real properties were completed on 1 March 2004. Hence, the income recorded relates only to 1 March 2004 to 31 March 2004. CCT has no income from 6 February 2004 to 29 February 2004.

(2) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

Review of performance 1Q 2005 vs 1Q 2004

The comparison of 1Q 2005 vs 1Q 2004's performance is not meaningful as CCT has no income from 6 February 2004 to 29 February 2004 thus 1Q 2004 recorded only income for 1 March 2004 to 31 March 2004. Refer to paragraph 8(a)(ii) on page 15 for the analysis of March 2005 vs March 2004.

8(a)(ii) **Review of the performance (March 2005 vs March 2004)**

	March 2005 S$'000	March 2004 S$'000	Change %
Statement of Total Return			
Gross revenue	9,219	8,877	3.9
Property operating expenses	(2,863)	(2,314)	23.7
Net property income	6,356	6,563	(3.2)
Other Income	22	-	Nm
Manager's management fees	(422)	(476)	(11.3)
Trust expense	(628)	(141)	345.4
Borrowing costs	(1,251)	(774)	61.6
Net investment income before tax	4,077	5,172	(21.2)
Income tax	(40)	(1,041)	(96.2)
Net investment income after tax	**4,037**	**4,131**	**(2.3)**
Net losses on value of investments			
Non-operating expenditure	-	(2,687)	Nm
Net losses on value of investments	-	**(2,687)**	**Nm**
Total return for the period	**4,037**	**1,444**	**179.6**
Distribution Statement			
Net investment income before tax	4,077	5,172	(21.2)
Net tax adjustments	70	33	112.1
Taxable income available for distribution to unitholders	4,147	5,205	(20.3)
Distributable income to unitholders	3,939	4,944	(20.3)
Earnings per unit (cents)	0.48¢	0.49¢	(2.0)
Distribution per unit (cents)	0.47¢	0.59¢	(20.3)

Review of performance March 2005 vs March 2004

Gross revenue for March 2005 is higher than March 2004 by S$0.3 million or 3.9% due to higher gross rental income, car park income and other revenue.

The property operating expenses are higher in March 2005 by $0.5 million or 23.7% due to higher repairs and maintenance.

Trust expenses are higher in March 2005 by $0.5 million or 345.4% due to higher professional fees, unitholders' expenses and central registry expenses incurred as a public listed REIT. For March 2004, CCT was only a privately held trust and there was no requirement for such expenses.

Borrowing cost is lower in March 2004 by $0.5 million or 61.6% as the S$580.0 million loan was only drawn down on 16 March 2004. It was stated in the Sale and Purchase agreement that the income from the properties will accrue to CCT from 1 March 2004 even though payment was on 16 March 2004.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) **Statement of Total Return for 1Q 2005**

	Actual S$'000	Forecast[1] S$'000	Change %
Gross rental income	23,874	23,207	2.9
Car park income	2,367	2,133	11.0
Other income	1,200	972	23.5
Gross revenue	**27,441**	**26,312**	**4.3**
Property management fees	(614)	(574)	7.0
Property tax	(2,032)	(1,903)	6.8
Other property operating expenses	(4,930)	(5,265)	(6.4)
Property operating expenses	**(7,576)**	**(7,742)**	**(2.1)**
Net property income	**19,865**	**18,570**	**7.0**
Interest income	126	13	869.2
Manager's management fees	(1,288)	(1,226)	5.1
Trust expenses	(1,040)	(1,266)	(17.8)
Borrowing costs	(3,632)	(3,814)	(4.8)
Net investment income before tax	**14,031**	**12,277**	**14.3**
Net tax adjustments	8	91	(91.2)
Taxable income available for distribution to unitholders	**14,039**	**12,368**	**13.5**
Distributable Income to unitholders based on payout of 95% of taxable income	**13,337**	**11,750**	**13.5**
Distribution per unit (in cents)			
For the period	1.59¢	1.40¢	13.5
Annualised	6.45¢	5.68¢	13.5

Footnotes

(1) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document.

9(ii) **Breakdown of total gross revenue (by property) for 1Q 2005**

	Actual S$'000	Forecast[1] S$'000	Change %
Capital Tower	10,211	10,533	(3.1)
6 Battery Road	8,126	7,381	10.1
Starhub Centre	2,976	2,610	14.0
Robinson Point	1,375	1,480	(7.1)
Bugis Village	1,905	1,724	10.5
Golden Shoe Car Park	1,918	1,684	13.9
Market Street Car Park	930	900	3.3
Total gross revenue	**27,441**	**26,312**	**4.3**

Footnotes

(2) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document.

9(iii) **Breakdown of net property income (by property) for 1Q 2005**

	Actual S$'000	Forecast[1] S$'000	Change %
Capital Tower	7,284	7,405	(1.6)
6 Battery Road	6,004	5,390	11.4
Starhub Centre	2,008	1,690	18.8
Robinson Point	891	987	(9.7)
Bugis Village	1,542	1,313	17.4
Golden Shoe Car Park	1,438	1,183	21.6
Market Street Car Park	698	602	15.9
Total net property income	**19,865**	**18,570**	**7.0**

Footnotes

(3) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document.

Review of the performance for 1Q 2005

Gross revenue increased by S$1.1 million or 4.3% over the forecast. This is mainly due to higher rental revenue of S$0.7 million resulting from higher retention rates and hence lower vacancy periods and higher rental rates achieved for new and renewed leases in 2004; offset by the lower contribution from Capital Tower and Robinson Point of S$0.3 million and S$0.1 million respectively. For Capital Tower, it was primarily due to deferred letting of two floors to capitalize on the rising rental market. As for Robinson Point, the main reason is that the lease commencement lagged forecast although the committed occupancy is above forecast. There is also an increased contribution from car park revenue and other income of S$0.2 million each.

Actual property operating expenses are marginally lower than forecast by S$0.2 million or 2.1%

The trust expenses are lower by S$0.2 million due to cost savings achieved. Borrowing costs are lower by S$0.2 million due to lower amount of financing required as well as higher interest income derived from surplus cash placed on fixed deposits.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy grew 6.5% in the fourth quarter of 2004, bringing growth for the full year to 8.4%. Robust economic growth has spearheaded recovery in the Singapore property market in 2004 and an improved business environment has led to an increase in demand for office space. However, MTI's first quarter advanced estimates for 2005 points to a slower GDP growth of 2.5%, mainly as a result of a sharp reduction in biomedical manufacturing, following an exceptionally high growth in the fourth quarter of 2004.

Despite the slower economic growth, the office leasing market in the first quarter of 2005 remained strong, extending gains from 2004. While recovery of the office property market in 2004 was mainly limited to the prime office sub-market, market recovery has become more broad-based, generated by a wider spectrum of office tenants such as professional services, asset management, hedge funds and selective enterprises in the manufacturing sector.

According to CB Richard Ellis, prime office rents continued their upward movement in the first quarter of 2005, averaging at $4.65 per square foot per month and representing an increase of 5.7% from the previous quarter. This may be due in part to more competitive bidding by tenants for the tightening supply of quality office space.

According to URA statistics, the supply of new office space was limited to 48,700 sqm nett in 2004. One George Street (40,300 sqm nett) was the only major office building that was completed during the year. No major office building is expected to come on stream until 2006, by which time 3 Church Street (31,600 sqm gross) and One Raffles Quay (139,580 sqm gross) are expected to be completed. This bodes well for the office property market and the Manager expects the market to strengthen further in 2005.

Outlook for 2005

The manager of CapitaCommercial Trust is confident to achieve more than the forecast distribution per unit of 5.68 cents per unit for the year 1 January 2005 to 31 December 2005 (as stated in the Introductory Document dated 16 March 2004).

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?
No.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?
No.

12 If no distribution has been declared/recommended, a statement to that effect

No distribution has been declared/recommended for the current financial period.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
18 April 2005

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
18 April 2005

CCT's 1Q2005 Distributable Income Exceeds Forecast by 13.5%

Distributable income to unitholders increased to S$13.3 million

Singapore, 18 April 2005 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$13.3 million to unitholders for the period from 1 January 2005 to 31 March 2005. This is an increase of S$1.6 million or 13.5% over the forecast[1].

CCT's net property income of S$19.9 million has exceeded the forecast of S$18.6 million by 7%. Distribution per unit ("DPU") to unitholders is 1.59¢ for the period 1 January 2005 to 31 March 2005. On an annualised basis, the DPU is 6.45¢, higher than the forecast of 5.68¢. Given this DPU, the annualised distribution yield is 4.7% based on the closing price of S$1.38 per unit on 15 April 2005.

Summary of CCT Results
(1 January 2005 to 31 March 2005)

	Actual	Forecast[1]	Variance	
			Amount	%
Gross Revenue (S$'000)	27,441	26,312	1,129	4.3
Net Property Income (S$'000)	19,865	18,570	1,295	7.0
Distributable Income to Unitholders (S$'000)	13,337	11,750	1,587	13.5
Distribution Per Unit (cents)				
For the period 1 Jan 2005 to 31 Mar 2005	1.59¢	1.40¢	0.19¢	13.5%
Annualised	**6.45¢**	**5.68¢**	**0.77¢**	**13.5%**
Distribution Yield				
- S$1.43 per unit (closing as at 31 Mar 2005)	4.51%	3.97%	0.54%	13.5%
- S$1.38 per unit (closing as at 15 Apr 2005)	4.67%	4.12%	0.55%	13.5%

[1] Based on the forecast, together with the accompanying assumptions, in the Introductory Document dated 16 March 2004.

Mr Sum Soon Lim, Chairman of CCTML, said, "CCT has exceeded DPU forecast once again and we are able to continue to deliver regular and sustainable distributions to unitholders. This is due not only to higher rental rates achieved on new and renewal leases against forecast but also due to better tenant retention, in view of the quality of our commercial properties. With a strong and proactive management team, and in an environment of an improving office rental market, we expect CCT to continue to perform well."

Mr Martin Tan, CEO of CCTML, said, "The Singapore office market has witnessed a good start to the year as prime office rents continue their upward trend during the first quarter of 2005. Market recovery has also become more broad-based compared to 2004 when it was limited to the prime office sub-market. Looking ahead, our office-focused portfolio will benefit from the recovering office sector market, especially for Grade A properties."

About CapitaCommercial Trust

Listed on 11 May 2004, CCT is Singapore's first commercial property Reit. Its aim is to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$1.9 billion portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:
Julie Ong, DID: (65) 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: (65) 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL DRAGON MALL (SHANGHAI) CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary established in the People's Republic of China:-

Name	:	CapitaRetail Dragon Mall (Shanghai) Co., Ltd. ("CRDM")
Principal Activity	:	Property Management
Registered Capital	:	US$6,000,000

CRDM is wholly owned by CapitaRetail China Investments Pte. Ltd., itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
18 April 2005

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DATE OF RELEASE OF FIRST QUARTER 2005 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the first quarter ended 31 March 2005 on Wednesday, 27 April 2005.

By order of the Board

Shan Tjio
Company Secretary
20 April 2005

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004)

PROPOSED OFFER AND PLACEMENT OF 57,154,000 NEW UNITS (THE "NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") AT AN ISSUE PRICE OF S$1.38 PER NEW UNIT (THE "EQUITY FUND RAISING") BY WAY OF:

(I) AN OFFERING OF 28,000,000 NEW UNITS TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB ATMS) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(II) A PRIVATE PLACEMENT OF 29,154,000 NEW UNITS TO INSTITUTIONAL AND CERTAIN OTHER INVESTORS.

1. Introduction

The Board of Directors of CapitaCommercial Trust Management Limited (in its capacity as the manager of CCT, the "**Manager**") hereby announces that the Manager proposes to raise funds by way of an offer and placement of 57,154,000 New Units in CCT at an issue price of S$1.38 per New Unit (the "**Issue Price**").

2. Details of the Equity Fund Raising

DBS Bank Ltd ("**DBS Bank**") is the financial advisor to the Equity Fund Raising. DBS Bank and The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") have been appointed as the joint lead managers and underwriters for the Equity Fund Raising (together, the "**Joint Lead Managers and Underwriters**").

In connection with the Equity Fund Raising, the Manager has today entered into a placement agreement (the "**Placement Agreement**") with the Joint Lead Managers and Underwriters for the Equity Fund Raising to be underwritten by the Joint Lead Managers and Underwriters at the Issue Price.

The Equity Fund Raising shall be conditional upon, *inter alia*, the approval in-principle of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of the New Units on the Main Board of the SGX-ST. The Manager has made a formal application to the SGX-ST for the listing and quotation of the New Units.

Opening and closing dates and times for the ATM Offering

The ATM Offering will be opened to the public from 11.00 a.m. on 22 April 2005 and will close at 11.00 a.m. on 23 April 2005, subject to an earlier closure at the discretion of DBS Bank (in consultation with the Manager) in the event that the New Units offered under the ATM Offering are fully taken up.

Status of the New Units

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of CCT for the period from the date of their issue (the "**Issue Date**") to the last day of the current semi-annual distribution period on 30 June 2005 whereas the existing units in CCT (the units in CCT being defined as "**Units**" hereinafter) are entitled to participate in CCT's distributable income in respect of the entire current semi-annual distribution period from 1 January 2005 to 30 June 2005 (the "**Current Distribution Period**"). From the next distribution period (*i.e.* 1 July 2005 to 31 December 2005) following the Current Distribution Period, the New Units will rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for that distribution period as well as all distributions thereafter.

Temporary trading counter for the New Units

As the New Units will not be entitled to participate in CCT's distributable income for the period from 1 January 2005 to the day immediately prior to the Issue Date, it is necessary for the New Units to trade under a separate trading counter on the SGX-ST for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units as well as the existing Units in respect of the Current Distribution Period, which is expected to be in July 2005. After the last day of "cum-distribution" trading, the New Units and the existing Units will be aggregated and traded under the same trading counter on the SGX-ST on the next market day, *i.e.* the first day of "ex-distribution" trading for both the New Units and the existing Units.

3. **Authority to Issue the New Units**

The trust deed dated 6 February 2004 constituting CCT (the "**Trust Deed**") provides that new Units may be issued, other than by way of a rights issue offered on a *pro rata* basis to all existing holders of Units ("**Unitholders**"), without the prior approval of Unitholders in a meeting of Unitholders if, *inter alia*, the issue (together with any other issue of Units, including Units issued to the Manager in payment of the Manager's management fees, other than by way of a rights issue offered on a *pro rata* basis to all existing Unitholders, in the same financial year) would not, immediately after the issue, exceed 10.0% of the value of all the gross assets of CCT (the "**Deposited Property**") or such other percentage as may, from time to time, be prescribed by the Monetary Authority of Singapore (the "**MAS**"), provided that the number of Units which would be represented by such percentage does not exceed the number of Units represented by 20.0% of the outstanding Units (or such other percentage of outstanding Units as may, from time to time, be prescribed by the SGX-ST).

In addition to the above provisions in the Trust Deed, the SGX-ST had directed that the aggregate number of New Units which CCT may issue in every 12-month period without obtaining Unitholders' approval may not exceed 50.0% of the number of Units in issue as at the date of the commencement of the first and each successive 12-month period, of which the aggregate number of Units issued other than on a *pro rata* basis to existing Unitholders may not exceed 20.0% of the number of Units in issue as at the said date. The current 12-month period commenced on 15 May 2004 and there were 839,116,700 Units in issue as at that date.

The aggregate value of the New Units proposed to be issued and allotted in connection with the Equity Fund Raising (S$78.9 million) will not exceed 10.0% of the value of the Deposited Property (expected to be approximately S$2.1 billion) immediately after the completion of the Equity Fund Raising. As of the date of this Announcement, no Units have been issued to the Manager in payment of its management fees. Further, the New Units to be issued under the Equity Fund Raising will comprise less than 20.0% of the Units in issue as at the date of this Announcement and also less than 20.0% of the 839,116,700 Units in issue as at 15 May 2004. As such, the New Units may be allotted and issued at the absolute discretion of the Manager.

The Trust Deed also provides that, in respect of an issue of new Units other than by way of a rights issue offered on a *pro rata* basis to Unitholders (such as the issue of new Units for the purpose of an equity fund raising), the issue price of such new Units must not reflect more than a 5.0% discount to the volume weighted average price for trades done for a full market day on the day the placement agreement relating to such issue is signed or, if trading in the Units is not available for a full market day, for the preceding market day up to the time such placement agreement is signed. The Issue Price as agreed between the Manager and the Joint Lead Managers and Underwriters represents a 3.5% discount to the volume weighted average price for trades done for the full market day immediately preceding 21 April 2005 (the day the Placement Agreement was signed) and for the half market day on 21 April 2005 up to the time trading on the SGX-ST closes at 12.30 p.m..

For the purposes of facilitating the Equity Fund Raising, the Manager had requested for a trading halt of Units on the SGX-ST commencing from 2.00 p.m. on 21 April 2005 up to 12.30 p.m. on 22 April 2005.

4. Waiver from Rule 812(1) of the SGX-ST's Listing Manual

The Manager has sought and obtained a waiver from Rule 812(1) of the SGX-ST's Listing Manual so that the directors of the Manager and their immediate family, and other individual substantial Unitholders[1] are permitted to apply for New Units under the ATM Offering. An announcement will be made in respect of the allotment of New Units to such persons before the New Units are listed on the SGX-ST.

In addition, the Manager has also obtained a waiver of Rule 812(1) from the SGX-ST to permit the placement of New Units to The Capital Group Companies, Inc (the "**Capital Group**") (a substantial Unitholder), subject to the conditions that (i) the number of New Units to be placed to the Capital Group is no more than what is required to maintain its proportionate unitholding at its pre-placement level (in percentage terms), (ii) the Manager certifies that it is independent of Capital Group and (iii) the Manager announces any such placement. In connection with the proposed placement of New Units to Capital Group, the Manager certifies that it is independent of Capital Group, and will announce any such placement accordingly.

5. Use of Proceeds

The Manager intends to use the net proceeds of the Equity Fund Raising to partly finance the acquisition of Lot 453C of Town Subdivision 1 together with the building thereon ("**HSBC Building**") by CCT (the "**Acquisition**") from HSBC. The remaining costs of the Acquisition will be financed through additional borrowings to be incurred by CCT under a S$160.0 million unsecured 1-year bridging loan facility granted by HSBC.

[1] A Unitholder with an interest in one or more Units constituting not less than 5.0% of all Units in issue.

6. **Financial Effects of the Equity Fund Raising and the Acquisition**

On the basis that the Equity Fund Raising is undertaken to partly finance the Acquisition, the pro forma financial effects of the proposed issue of the New Units on the net tangible asset ("**NTA**") per Unit as at 31 December 2004, as if CCT had purchased HSBC Building on 15 May 2004 (the date of the distribution *in specie* of 503,896,645 Units by CapitaLand Limited to its shareholders), and held and operated it through to 31 December 2004, are as follows:

	Effect of the Equity Fund Raising and the Acquisition	
	Before the Acquisition	**After the Acquisition**[1]
NTA (S$'000)	1,373,647	1,454,367
Units in issue ('000)	839,117	896,271 [1]
NTA per Unit (S$)	1.64	1.62
Adjusted NTA per Unit (S$)[2]	1.60	1.58

Notes:

(1) The pro forma financial effects are based on the assumption that (i) CCT's gearing is increased to 31.0%, (ii) 57.154 million New Units are issued pursuant to the Equity Fund Raising at the Issue Price of S$1.38 per New Unit and (iii) the aggregate acquisition costs of HSBC Building is S$153.9 million. (This amount has been reduced from S$158.5 million which was stated in CCT's earlier announcement on 2 February 2005. The decrease in amount is due to the savings in stamp duty.)

(2) Excluding the distributable income distributed to Unitholders on 28 February 2005 for the financial period 15 May 2004 to 31 December 2004 for the existing properties and the pro forma distributable income attributable to HSBC Building.

Assuming that CCT had purchased, held and operated the Property for the whole of the financial period from 15 May 2004 to 31 December 2004, and that the Acquisition had been funded by a placement of new Units and additional borrowings incurred by CCT, the pro forma financial effect of the Acquisition on CCT's distributable income per Unit for the financial period from 15 May 2004 to 31 December 2004, are as follows:

	Existing Properties	**With the Acquisition**[1]
Net investment income before tax (S$'000)	35,119	38,927
Distributable income[2] (S$'000)	33,459	37,088
Issued Units ('000)	839,117	896,271 [3]
Annualised DPU (cents)	6.32	6.54

Notes:

(1) Based on the assumed average interest rate of 2.4% per annum on the Proposed Borrowings.
(2) Being 95.0% of taxable income.
(3) Based on the Issue Price of S$1.38.

7. **Forecast Distribution Per Unit ("DPU") and Distribution Yield**

The table below shows CCT's forecast DPU and distribution yield for the forecast period 29 April 2005 to 31 December 2005 and the forecast period from 1 January 2005 to 31 December 2005 ("**Forecast Year 2005**") in relation to the existing properties and the enlarged portfolio upon completion of the Acquisition.

	Forecast Period 29 April 2005 – 31 December 2005			Forecast Year 2005		
	Existing Properties	After the Acquisition	Improvement After the Acquisition	Existing Properties[1]	After the Acquisition[2]	Improvement After the Acquisition
DPU (cents)	4.03	4.21	4.4%	6.14	6.31	2.8%
Annualised DPU (cents)	5.96	6.22	4.4%	6.14	6.31	2.8%
Distribution yield at Issue Price (S$1.38 per New Unit)	4.3%	4.5%	4.4%	4.4%	4.6%	2.8%

Notes:
(1) This forecast is based on CCT's unaudited results for the financial period from 1 January 2005 to 31 March 2005 and the Manager's forecast results for the existing properties for the period 1 April 2005 to 31 December 2005.
(2) This forecast is based on CCT's unaudited results for the financial period from 1 January 2005 to 31 March 2005, the Manager's forecast results for the existing properties for the period 1 April 2005 to 31 December 2005 and the Manager's forecast results for HSBC Building for the forecast period 29 April 2005 to 31 December 2005.

The table above should be read together with the profit forecast as well as the accompanying assumptions and sensitivity analysis in Appendix 3 of the Offer Information Statement and the report of KPMG in Appendix 4 of the Offer Information Statement.

8. **Offer Information Statement**

In compliance with an order issued by the MAS dated 1 April 2005 exempting, *inter alia*, the Manager and the Underwriters from the requirements in Subdivision 3 of Division 2 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore, the Manager has today lodged an offer information statement (the "**Offer Information Statement**") in connection with the Equity Fund Raising.

The Offer Information Statement may be viewed at CCT's website: www.capitacommercial.com.

9. **Documents for Inspection**

The Placement Agreement and the Offer Information Statement will be available for inspection (upon appointment) during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of 3 months commencing from the date of this announcement.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(Company Registration No. 200309059W)
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
21 April 2005

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events. All forecasts and projections are based on the issue price of S$1.38 per New Unit and on the Manager's assumptions as explained in the Offer Information Statement. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Offer Information Statement for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT before deciding whether to subscribe for New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
21 April 2005

New units of CCT to be issued at S$1.38 per unit

Attractive forecast distribution yield of 4.5%[1] for 2005

Singapore, 21 April 2005 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is issuing 57.154 million new units in CCT ("New Units") at a price of S$1.38 per New Unit. The proceeds of the equity fund raising exercise ("Equity Fund Raising") will be used to partly finance the purchase of HSBC Building.

The New Units have been priced at S$1.38 per New Unit, representing a discount of 3.5% from the volume weighted average price of S$1.43 per unit of all trades done on 20 April 2005 (full day) and 21 April 2005 (half day). This discount is inclusive of the forecast accrued distribution of 2.11 cents per unit (in respect of the financial period 1 January 2005 to 28 April 2005) to existing unitholders of CCT.

The acquisition is expected to increase the earnings and distributions to CCT's unitholders. Based on the issue price of S$1.38 per New Unit, unitholders can expect a higher distribution per unit ("DPU") of 4.21¢[1] (for the forecast period 29 April 2005 to 31 December 2005) due to the yield-accretive nature of the acquisition. This is an increase of 4.4% over the forecast DPU of 4.03¢ generated from CCT's seven existing properties over the same period. At the issue price of S$1.38 per New Unit, the forecast distribution yield is 4.5%[1] for 2005.

Forecast DPU and Distribution Yield

	Forecast Period 29 April 2005 – 31 December 2005			Forecast Year 2005		
	Existing Properties	After the Acquisition	Improve-ment After the Acquisiti-on	Existing Properties	After the Acquisition	Improve-ment After the Acquisiti-on
DPU (cents)	4.03	4.21	4.4%	6.14	6.31	2.8%
Annualised DPU (cents)	5.96	6.22	4.4%	6.14	6.31	2.8%
Distribution Yield at S$1.38 per New Unit	4.3%	4.5%	4.4%	4.4%	4.6%	2.8%

[1] Based on the forecast period 29 April 2005 to 31 December 2005; issue price of S$1.38 per New Unit and on the assumptions as set out in CCT's Offer Information Statement dated 21 April 2005.

Besides the higher DPU and distribution yield, the acquisition also offers the following benefits to unitholders:

- Augments CCT's existing portfolio of premier office properties which reinforces CCT as an office-focused real estate investment trust providing a stable and sustainable income stream to unitholders.
- Increases CCT's weighted average lease term to expiry thus boosting CCT's stability of earnings and distributions
- Improves income diversification by reducing CCT's reliance on any property in its current portfolio
- Enhances CCT's blue chip tenancy profile with the addition of HSBC

Offering Details

DBS Bank Ltd ("DBS Bank") is the financial advisor of the Equity Fund Raising. Jointly underwritten by DBS Bank and The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), the Equity Fund Raising comprises an ATM offering of 28 million New Units to retail investors on a "first-come, first-served" basis ("ATM Offering") and a private placement of 29.154 million New Units to retail and institutional investors ("Private Placement").

A) ATM Offering

The ATM Offering of 28 million New Units is available through the ATMs of DBS Bank (including POSB ATMs) on a "first-come, first-served" basis. It will open on 22 April 2005 at 11.00 am and close upon full subscription but no later than 11.00 am on 23 April 2005. The ATM Offering is subject to a maximum of 500,000 New Units per applicant.

B) Private Placement

Retail and institutional investors can subscribe for the Private Placement through the designated placement agents of DBS Bank and HSBC.

The expected date and timing of the listing of the New Units on the Main Board of Singapore Exchange Securities Trading Limited (the "SGX-ST") is 29 April 2005 at 2.00 pm.

Mr Sum Soon Lim, Chairman of CCTML, said: "We expect strong demand from all classes of investors especially individual investors who enjoy tax free distributions. We have seen yield compression across the REITs in Singapore. At the price of S$1.38 per unit, the distribution yield of 4.5% is attractive, especially when it is based on a 95% payout in comparison with the 100% payout by all the other REITs in Singapore."

Added Mr Martin Tan, Chief Executive Officer of CCTML: "The addition of HSBC Building to CCT's portfolio is beneficial in several ways to unitholders. Besides being both DPU and yield accretive, the addition of HSBC as a core tenant will enhance the stability of CCT's earnings and distributions. In addition, the issue of New Units will improve CCT's liquidity among a larger pool of retail and institutional investors."

Distribution

The New Units will only be entitled to participate in the distributable income of CCT for the period from the date of their issue, expected to be on 29 April 2005, to 30 June 2005 whereas the existing units are entitled to participate in CCT's distributable income for the period 1 January 2005 to 30 June 2005.

From the next distribution period 1 July 2005 to 31 December 2005, the New Units will rank equal in all respects with the then existing units, including the right to any distributions which may be paid for that distribution period as well as all distributions thereafter.

About CCT's 1Q 2005 Financial Results

Earlier on 18 April 2005, CCTML announced a distributable income of S$13.3 million to unitholders for the period 1 January 2005 to 31 March 2005. This had been an increase of S$1.6 million or 13.5% over the forecast in CCT's Introductory Document dated 16 March 2004. On an annualised basis, the distribution per unit (DPU) is 6.45 cents, higher than the forecast of 5.68 cents.

Visit CCT's website at www.capitacommercial.com or call the DBS Hotline at 1800-1111111 for more details of the Equity Fund Raising. An electronic copy of the Offer Information Statement will be available on the website from 21 April 2005. Investors should read the whole of the Offer Information Statement.

About HSBC Building

HSBC Building is a prime office building in Raffles Place, which is located at the heart of Singapore's financial and commercial hub. The 999-year leasehold property comprises a 21-storey office block and three basement levels with a total net lettable area of 18,624 sq m (about 200,467 sq ft). It has an excellent frontage, offering views of Fullerton Square and Marina Bayfront. Recently, the podium façade was upgraded with a new curtain wall and space at Basement 1 and Levels 1 and 2 was reconfigured.

About CapitaCommercial Trust

Listed on 11 May 2004, CCT is Singapore's first commercial property REIT. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$1.9 billion portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: (65) 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice
This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CCTML's current view on future events. All forecasts and projections are based on the issue price of S$1.38 per New Unit and on CCTML's assumptions as explained in the offer information statement lodged with the Monetary Authority of Singapore on 21 April 2005 in connection with the equity fund raising ("Offer Information Statement"). Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT before deciding whether to subscribe for New Units.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaMall Trust

Embargoed for release till 21 April 2005

CAPITAMALL TRUST

2005 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

82 - 4507

CAPITAMALL TRUST
2005 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Plaza Singapura Circular dated 20 July 2004, please refer to paragraph 9 of this announcement.

Summary of CMT Results
(1 January 2005 to 31 March 2005)

	Actual	Forecast[1]	Increase / (Decrease)
Gross Revenue (S$'000)	55,191	52,957	4.2%
Net Property Income (S$'000)	35,397	33,762	4.8%
Distributable Income (S$'000)	29,836	27,811	7.3%
Distribution Per Unit (cents) For the period 1 Jan 2005 to 31 Mar 2005	2.47¢	2.30¢	7.3%
Annualised	10.02¢	9.34¢	7.3%

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 January 2005 to 31 March 2005.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 January 2005 to 31 March 2005
Distribution type	Income
Distribution rate	2.47 cents per unit
Book closure date	3 May 2005
Payment date	30 May 2005

CAPITAMALL TRUST
2005 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

1(a)(i) **Statement of total return (1Q 2005 vs 1Q 2004)**

	1Q 2005[1] S$'000	1Q 2004[1] S$'000	Increase / (Decrease) %
Gross rental income	51,063	34,306	48.8
Car park income	1,806	1,226	47.3
Other income	2,322	2,018	15.1
Gross revenue	**55,191**	**37,550**	47.0
Property management fees	(2,040)	(1,370)	48.9
Property tax	(5,192)	(3,292)	57.7
Other property operating expenses [2]	(12,562)	(9,516)	32.0
Property operating expenses	**(19,794)**	**(14,178)**	**39.6**
Net property income	**35,397**	**23,372**	**51.5**
Interest income	1,175	1,391	(15.5)
Asset management fees	(3,427)	(2,208)	55.2
Trust expenses	(338)	(536)	(36.9)
Administrative expenses	**(3,765)**	**(2,744)**	37.2
Net investment income before finance costs and tax	**32,807**	**22,019**	**49.0**
Finance costs	(4,945)	(2,743)	80.3
Net investment income before tax	**27,862**	**19,276**	**44.5**
Taxation	NA	NA	NA
Net investment income after tax	**27,862**	**19,276**	**44.5**

The review of the performance can be found in paragraph 8.

Footnotes :

1. Plaza Singapura was acquired on 2 August 2004.

2. Included as part of the other property operating expenses are the following:

	1Q 2005 S$'000	*1Q 2004 S$'000*	*Increase / (Decrease) %*
Depreciation and amortization	*88*	*159*	*(44.7)*
Allowance for doubtful debts and bad debts written off	*14*	*44*	*(68.2)*
Assets written off	*201*	*-*	*100.0*

1(a)(ii) Distribution statement (1Q 2005 vs 1Q 2004)

	1Q 2005[1] S$'000	1Q 2004[1] S$'000	Increase / (Decrease) %
Net investment income before tax	27,862	19,276	44.5
Net effect of non-tax deductible items (Note A)	1,974	1,354	45.8
Taxable income available for distribution to unitholders	**29,836**	**20,630**	**44.6**
Note A			
Non-tax deductible items			
- Asset management fees (performance component payable in units)	*1,678*	*1,048*	*60.1*
- Trustee's fees	*172*	*108*	*59.3*
- Temporary differences and other adjustments	*124*	*198*	*(37.4)*
Net effect of non-tax deductible items	*1,974*	*1,354*	*45.8*

Footnote:
1 Plaza Singapura was acquired on 2 August 2004.

CAPITAMALL TRUST
2005 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(b)(i) Balance sheet

As at 31 Mar 2005 vs 31 Dec 2004

	31 Mar 2005 S$'000	31 Dec 2004 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	408	389	4.9
Investment properties [1]	2,238,012	2,234,950	0.1
Investment in securities	58,000	58,000	-
Total non-current assets	**2,296,420**	**2,293,339**	**0.1**
Current assets			
Trade & other receivables	8,240	9,311	(11.5)
Cash & cash equivalents [2]	25,477	47,191	(46.0)
Total current assets	**33,717**	**56,502**	**(40.3)**
Less current liabilities			
Trade & other payables	50,628	52,563	(3.7)
Provision for taxation	367	367	-
Total current liabilities	**50,995**	**52,930**	**(3.7)**
Net current (liabilities)/assets	**(17,278)**	**3,572**	**NM**
Less non-current liabilities			
Interest bearing loan	660,000	660,000	-
Other non-current liabilities	26,074	26,258	(0.7)
Total non-current liabilities	**686,074**	**686,258**	**-**
Net assets	**1,593,068**	**1,610,653**	**(1.1)**
Unitholders' funds [2]	**1,593,068**	**1,610,653**	**(1.1)**

Footnotes:
NM - Not meaningful
1. *Investment properties are stated at valuation performed by independent professional valuers at the end of the year, adjusted for subsequent capital expenditure capitalized.*
2. *The decrease is mainly due to the distribution of S$49.0 million for the period 2 August 2004 to 31 December 2004 made in February 2005.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	31 Mar 2005 S$'000	31 Dec 2004 S$'000
Secured borrowings		
Amount repayable after one year	660,000	660,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flows statement (1Q 2005 vs 1Q 2004)

	1Q 2005[1] S$'000	1Q 2004[1] S$'000
Operating activities		
Net investment income before tax	27,862	19,276
Adjustments for interest income, finance costs, depreciation and amortization, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	5,770	2,682
Operating income before working capital changes	33,632	21,958
Changes in working capital	4,966	54
Cash generated from operating activities	**38,598**	**22,012**
Investing activities		
Interest received	2,400	13
Purchase of plant and equipment and capital expenditure on investment properties	(8,742)	(5,464)
Payment of upfront land premium	-	(55,703)
Cash flows from investing activities	**(6,342)**	**(61,154)**
Financing activities		
Proceeds from interest-bearing borrowings	-	55,703
Payment of issue and financing expenses	-	(137)
Distribution to unitholders	(48,970)	(37,973)
Interest paid	(5,000)	(2,719)
Cash flows from financing activities	**(53,970)**	**14,874**
Decrease in cash and cash equivalent	**(21,714)**	**(24,268)**
Cash and cash equivalent at beginning of period	**47,191**	**49,403**
Cash and cash equivalent at end of period	**25,477**	**25,135**

Footnote :
1. Plaza Singapura was acquired on 2 August 2004.

CAPITAMALL TRUST
2005 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(d)(i) **Statement of changes in unitholders' funds (1Q 2005 vs 1Q 2004)**

As at 31 Mar 2005 vs 31 Mar 2004

	1Q 2005[1] S$'000	1Q 2004[1] S$'000
Balance as at beginning of period	**1,610,653**	**972,443**
Operations		
Net investment income after tax	27,862	19,276
Net increase in net assets resulting from operations	**1,638,515**	**991,719**
Unitholders' transactions		
Creation of units		
- management fee paid in units	2,059	991
Units to be issued as satisfaction of the portion of asset management fees payable in units	1,464	-
Issue expenses	-	(67)
Distribution to unitholders[2]	(48,970)	(37,973)
Net decrease in net assets resulting from unitholders' transactions	**(45,447)**	**(37,049)**
Balance as at end of period	**1,593,068**	**954,670**

Footnotes:
1. *Plaza Singapura was acquired on 2 August 2004.*
2. *For 1Q 2005, refers to distribution for the period 2 August 2004 to 31 December 2004 paid in February 2005.*
   For 1Q 2004, refers to distribution for the period 26 June 2003 to 31 December 2003 paid in February 2004.

1(d)(ii) **Details of any change in the issued and issuable units (1Q 2005 vs 1Q 2004)**

	1Q 2005 Units	1Q 2004 Units
Issued units as at beginning of period	**1,203,200,009**	**906,063,427**
New units issued :		
- As payment of asset management fees [1]	1,055,950	717,994
Issued units as at end of period	**1,204,255,959**	**906,781,421**
New units to be issued :		
- As payment of asset management fees [2]	726,487	-
Total issued and issuable units as at end of period	**1,204,982,446**	**906,781,421**

Footnotes:
1. *These are the performance component of the asset management fees for 4Q 2004 and 4Q 2003 which were issued in February 2005 & February 2004 respectively.*
2. *This is the performance component of the asset management fees for 1Q 2005 which will be issued in May 2005.*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31 December 2004.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

There are no significant changes in the accounting policies and methods of computation.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (1Q 2005 vs 1Q 2004)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	1Q 2005	1Q 2004
Weighted average number of units	1,203,818,185	906,505,269
Earnings per unit ("EPU") [1]		
Based on weighted average number of units	2.31¢	2.12¢
Based on fully diluted basis	2.31¢	2.12¢
Number of units in issue at end of period	1,204,255,959	906,781,421
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	2.47¢	2.27¢

Footnote:
1. *EPU is calculated based on net investment income after tax.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	31/03/2005	31/12/2004
NAV per unit	$1.32	$1.34
Adjusted NAV per unit (excluding the distributable income)	$1.30	$1.30

8 **Review of the performance**

	1Q 2005 S$'000	1Q 2004 S$'000	4Q 2004 S$'000
Income statement			
Gross revenue	**55,191**	**37,550**	**54,811**
Property operating expenses	(19,794)	(14,178)	(19,360)
Net property income	**35,397**	**23,372**	**35,451**
Interest income	1,175	1,391	1,199
Administrative expenses	(3,765)	(2,744)	(3,830)
Finance costs	(4,945)	(2,743)	(6,400)
Net investment income before tax	**27,862**	**19,276**	**26,420**

	1Q 2005 S$'000	1Q 2004 S$'000	4Q 2004 S$'000
Distribution statement			
Net investment income before tax	27,862	19,276	26,420
Net effect of non-tax deductible items	1,974	1,354	3,577
Taxable income available for distribution to unitholders	**29,836**	**20,630**	**29,997**
Distribution per unit (in cents)			
For the period	**2.47¢**	**2.27¢**	**2.50¢**
Annualised	**10.02¢**	**9.10¢**	**9.95¢**

1Q 2005 vs 1Q 2004

Gross revenue for 1Q 2005 was S$55.2 million, an increase of S$17.6 million or 47.0% from 1Q 2004. This was mainly due to gross revenue of S$14.9 million from Plaza Singapura which was acquired on 2 August 2004. All other malls also achieved higher revenue against the same period last year due to higher rental income on new and renewal leases as well as income from newly created retail areas at Junction 8 and Tampines Mall.

Property operating expenses for 1Q 2005 were S$19.8 million, an increase of S$5.6 million or 39.6% from 1Q 2004. This was mainly due to expenses of S$4.4 million from Plaza Singapura which was acquired on 2 August 2004.

Administrative expenses for 1Q 2005 were S$3.8 million, an increase of S$1.0 million or 37.2% over the same period last year. This was due mainly to an increase in asset management fees as a result of higher revenue and increase in property values.

Finance costs at S$4.9 million were S$2.2 million higher than 1Q 2004. This was due to the interest on the additional borrowings of S$335.0 million taken up in August 2004 to part finance the acquisition of Plaza Singapura.

1Q 2005 vs 4Q 2004

Gross revenue for 1Q 2005 showed an increase of S$0.4 million or 0.7% compared to 4Q 2004 due mainly to higher rental rates achieved by the malls on new and renewal leases.

Finance costs of S$4.9 million were S$1.5 million or 22.7% lower than 4Q 2004 as the latter included related financing costs on the additional borrowings of S$335.0 million taken up to part finance the acquisition of Plaza Singapura.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Income statement (Actual vs Forecast)

	Actual 1Q 2005 S$'000	Forecast 1Q 2005 S$'000	Increase / (Decrease) %
Gross rental income	51,063	49,288	3.6
Car park income	1,806	1,630	10.9
Other income	2,322	2,039	13.9
Gross revenue	**55,191**	**52,957**	4.2
Property management fees	(2,040)	(1,995)	2.3
Property tax	(5,192)	(4,475)	16.0
Other property operating expenses	(12,562)	(12,725)	(1.3)
Property operating expenses	**(19,794)**	**(19,195)**	3.1
Net property income	**35,397**	**33,762**	4.8
Interest income	1,175	1,269	(7.4)
Asset management fees	(3,427)	(3,224)	6.3
Trust expenses	(338)	(543)	(37.8)
Administrative expenses	**(3,765)**	**(3,767)**	(0.1)
Net investment income before finance costs and tax	**32,807**	**31,264**	4.9
Finance costs	(4,945)	(5,369)	(7.9)
Net investment income before tax	**27,862**	**25,895**	7.6

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 1Q 2005 S$'000	Forecast 1Q 2005 S$'000	Increase / (Decrease) %
Net investment income before tax	27,862	25,895	7.6
Net effect of non-tax deductible items	1,974	1,916	3.4
Taxable income available for distribution to unitholders	**29,836**	**27,811**	**7.3**
Distribution per unit (in cents)			
For the period	**2.47¢**	**2.30¢**	**7.3**
Annualised	**10.02¢**	**9.34¢**	**7.3**

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 January 2005 to 31 March 2005.

9(iii) **Breakdown of gross revenue**

	Actual 1Q 2005 S$'000	Forecast 1Q 2005 S$'000	Increase / (Decrease) %
Tampines Mall	12,316	11,951	3.1
Junction 8	9,452	9,342	1.2
Funan The IT Mall	5,609	5,549	1.1
IMM Building	12,959	11,781	10.0
Plaza Singapura	14,855	14,334	3.6
Gross revenue	**55,191**	**52,957**	**4.2**

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 January 2005 to 31 March 2005.

9(iv) **Breakdown of net property income**

	Actual 1Q 2005 S$'000	Forecast 1Q 2005 S$'000	Increase / (Decrease) %
Tampines Mall	8,365	8,057	3.8
Junction 8	6,552	6,140	6.7
Funan The IT Mall	3,543	3,306	7.2
IMM Building	6,463	6,028	7.2
Plaza Singapura	10,474	10,231	2.4
Net property income	**35,397**	**33,762**	**4.8**

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 1 January 2005 to 31 March 2005.

CAPITAMALL TRUST
2005 FIRST QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

9(v) **Review of the performance**

Gross revenue for the period from 1 January 2005 to 31 March 2005 was S$55.2 million, an increase of S$2.2million or 4.2% from the forecast for the same period. The higher revenue was mainly due to higher rental rates achieved on new and renewal leases and higher revenue from IMM building as a result of the rescheduling of the asset enhancement works which was forecast to commence in January 2005. As a result of the rescheduling, some tenants which were forecast to be affected by the asset enhancement works were renewed at preceding rents.

Property operating expenses were S$19.8 million, an increase of S$0.6 million or 3.1% from forecast. This was due mainly to higher property tax and higher maintenance expenses.

As a result of the above, net property income increased by $1.6 million or 4.8% compared to forecast for the period from 1 January 2005 to 31 March 2005.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Singapore economy registered growth of 6.5% in 4Q 2004 and 8.4% for the full year 2004. Total demand increased by 17.5% compared to 4.8% in 2003. Both external demand and domestic demand, which climbed 19.6% and 11.6% respectively, lent impetus to this improvement.

All major sectors, except construction, registered positive growth in 4Q 2004. Retail sales, excluding motor vehicles, grew by 2.3% in 4Q 2004 compared with 3Q 2004's growth of 6.1%. A growth rate of 12.4% was observed for hotel and restaurants in 2004, due to record visitor arrivals.

Growth this year is projected to be between 3% and 5%. The retail property market is expected to remain resilient with rentals expected to be stable, with possible rental improvement expected for better managed malls.

Outlook for 2005

The manager of CMT is optimistic to outperform the projected distribution per unit of 9.34 cents for 2005 as stated in the Plaza Singapura Circular dated 20 July 2004, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 1 January 2005 to 31 March 2005
Distribution type	: Income
Distribution rate	: 2.47 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Remarks : NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

21 April 2005

CapitaMall Trust

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **3 May 2005 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 2.47 cents per unit in CMT ("**Unit**") for the period from 1 January 2005 to 31 March 2005 (the "**Distribution**").

Holders of Units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on 30 May 2005.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and qualifying foreign (non-individual) investors will receive a gross Distribution and a Distribution net of 10% tax,

respectively, provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries. In addition, a gross Distribution will be made in respect of Units deposited in a sub-account maintained with the CDP only if all the beneficiaries of the Units in that sub-account are individuals. Similarly, a Distribution net of 10% tax will be made in respect of Units deposited in a sub-account only if all the beneficiaries of the Units in that sub-account are qualifying foreign (non-individual) Unitholders.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form – Units Held for Benefit of Individuals ("**Form B**") and the Declaration by Depository Agents for Singapore Tax Purposes Form – Units Held for Benefit of Foreign Non-Individual Investors ("**Form C**") from Lim Associates (Pte) Ltd and will have to complete and return the applicable form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 20% from the Distribution if the applicable form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 20% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 6 May 2005.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 17 May 2005 at 5.00 p.m. in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2005. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2006.

IMPORTANT DATES AND TIMES

3 May 2005 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 17 May 2005 at 5.00 p.m.	Unitholders must complete and return Form A, Form B or Form C, as applicable
30 May 2005	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

News Release

21 April 2005
For Immediate Release

CMT's 1Q2005[1] Distribution Exceeds Forecast[2] by 7.3%

Singapore, 21 April 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$29.8 million to unitholders for the period from 1 January 2005 to 31 March 2005. This is an increase of S$2.0 million over the forecast[2] of S$27.8 million. Distribution Per Unit ("DPU") for the period is 2.47 cents (annualised 10.02 cents), which is 7.3% higher than the forecast[2] DPU of 2.30 cents (annualised 9.34 cents). When compared against the corresponding period last year, from 1 January 2004 to 31 March 2004, DPU registered an increase of 10.1% from 9.10 cents (annualised) to 10.02 cents (annualised). Given this DPU, the annualised distribution yield of units in CMT ("Units") is 4.53%, based on the closing price of S$2.21 per unit on 20 April 2005. The Book closure date is on 3 May 2005, and unitholders can expect to receive their first quarterly distribution of 2.47 cents per unit on 30 May 2005.

Summary of CMT Results
(1 January 2005 to 31 March 2005)

	Actual	Forecast[2]	Variance	
			Amount	%
Gross Revenue (S$'000)	55,191	52,957	2,234	4.2
Net Property Income (S$'000)	35,397	33,762	1,635	4.8
Distributable Income to Unitholders (S$'000)	29,836	27,811	2,025	7.3
Distribution Per Unit (cents) For the period 1 Jan 2005 to 31 Mar 2005	2.47¢	2.30¢	0.17¢	7.3%
Annualised	**10.02¢**	**9.34¢**	**0.68¢**	**7.3%**
Distribution Yield				
- S$2.04 per unit (closing as at 31 Mar 2005)	**4.91%**	**4.58%**	**0.33%**	**7.3%**
- S$2.21 per unit (closing as at 20 Apr 2005)	**4.53%**	**4.22%**	**0.31%**	**7.3%**

[1] For the period from 1 January to 31 March 2005.
[2] The forecast is based on management's forecast in the CMT Circular dated 20 July 2004.

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT has once again exceeded forecasts to deliver higher returns to unitholders. The continuous appreciation in CMT's share price since IPO, including the 15% increase in the first quarter, demonstrates the high level of confidence in the performance of CMT. As investors become familiar with REITs as an investment instrument and with pro-REIT guidelines introduced by the government at the recent budget announcement, there has been yield compression across the REITs industry in Singapore. CMT's value proposition remains compelling in view of our solid track record, competent management team, and robust portfolio."

Mr Pua Seck Guan, CEO of CMTML, said, "CMT's strong performance is underpinned by our ability to continuously add value to our assets through a combined strategy of proactive asset management, active leasing efforts and innovative asset enhancements. The major asset enhancement initiative scheduled to commence at IMM Building later this year will contribute positively to the bottomline and drive growth in the coming years. Acquisitions will remain a core component of our strategy to provide sustainable growth and long term value for unitholders going forward. We are actively in pursuit of yield accretive acquisitions which dovetail with our investment profile to expand our portfolio locally."

CMT's Gross Revenue for the period was S$55.2 million, an increase of S$2.2 million or 4.2% over the forecast[2]. All malls across the portfolio outperformed forecast[2] by 1% to 4%. In the case of IMM Building, it registered an exceptional increase of 10% or S$1.2 million against forecast. This was due to the rescheduled asset enhancement works from January 2005 to a later part of this year in order to encompass an enlarged and enhanced scope of work. Income at IMM Building was higher than forecast due to the continuing rental stream from tenants who would have otherwise been affected by the works. The Net Property Income also exceeded forecast[2] across the portfolio, presenting an increase of S$1.6 million or 4.8% over the forecast[2]. The better performance for the entire portfolio is largely attributed to the higher revenue achieved on new and renewed leases and the higher revenue from IMM Building.

Property Update and Future Plans

At **Plaza Singapura**, average rental has improved to S$9.54 as at the end of this quarter, up over 11% from S$8.59 per sq ft prior to our acquisition of the mall in August 2004. Further rental upside can be expected from Plaza Singapura, as average rental is still substantially lower when compared with average rental of S$11.56 at Tampines Mall and S$11.93 at Junction 8 as at 31 March 2005. We have also fine-tuned the trade mix at

the mall on Basement 1 and Level 6 which focuses on young fashion and F&B respectively. On Basement 1, three new young fashion tenants, Flash N Splash, Little Match Girl and Puremilk, will be introduced. A new concept seafood restaurant to be introduced in Singapore, Manhattan Fish Market, will also be opening on Level 6, thus further strengthening the F&B offerings on that level. Enhancements on Basement 1 and Level 6 are scheduled to be completed by end May 2005.

At **Tampines Mall**, an area on Level 3 carved out by converting common corridor space into leasable space and designated as the Beauty Hub, is scheduled to commence business by mid-May 2005. The area will be occupied by existing tenants Jean Yip Hub and Reds Hair Salon. Jean Yip Hub will occupy an area which is more than three times the size of its existing premise, providing customers with a one-stop shop to meet their hair, body and beauty needs.

Reconfiguration of the food kiosk area to improve the space efficiency on Basement 1 will increase the total number of kiosks from the current 13 to 18. To date, more than 50% of the food kiosks have been leased. Enhancement works, targeted to start in the third quarter 2005, is expected to be completed by fourth quarter 2005. Din Tai Fung, the famous Taiwanese dumpling restaurant, has commenced operations since early April on Level 2. This is Din Tai Fung's second restaurant at one of CMT's malls, since the opening of its first outlet at Junction 8 in November last year.

On Level 3 at **Junction 8**, an Open Landscape Plaza, featuring a children's playground, stage facilities and promotional space, will be constructed. This follows the success of a similar concept on Level 4 of Tampines Mall, which has proven popular with shoppers and their families. The open plaza at Tampines Mall was officially launched at the end of 2004. Work on the Open Landscape Plaza at Junction 8 is expected to be completed by second quarter 2005.

On 29 March 2005, a key milestone was achieved at Junction 8, where the entire decanted office tower, with a Net Lettable Area (NLA) of 55,000 sq ft, was handed over to the National Council of Social Service (NCSS) for their Voluntary Welfare Organisations (VWOs). The Handover Ceremony was graced by Mrs Yu-Foo Yee Shoon, Minister of State for Community Development, Youth and Sports. The integration of community facilities within Junction 8 helps further CMT's Corporate Social Responsibility goals. The new Open Landscape Plaza at Junction 8 will be made available to the VWOs, providing them with an ideal location to hold various community

events and activities to reach out to their target communities in the Bishan preccint. These are part of CMT's corporate social responsibility activities which include the S$100,000 raised through the sale of music CDs at its malls to benefit those affected by the Tsunami tragedy.

At **Funan The IT mall**, a thematic zone with a focus on digital and electronic devices will be introduced on Level 5. Over 74 percent of the leasable area has been committed to date. Tenants such as Song Brothers, Cybermind, Digital Asia and Gamescore are taking up the space at new kiosks or open-concept shoplets. They are expected to move in by the second quarter 2005. New escalators from Basement 3 to Level 1 will be introduced by the third quarter 2005 to enhance the accessibility of shoppers from the car park to the mall.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of five major shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan The IT Mall, IMM Building, and Plaza Singapura. With a market capitalisation of S$2.7 billion as at 20April 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.
Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	Media Contact
Tong Ka-Pin DID : (65) 6826 5856 Email : tong.ka-pin@capitaland.com.sg	Julie Ong DID : (65) 6823 3541 Email : julie.ong@capitaland.com.sg

82 - 4507

CAPITAMALL TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF APPROXIMATELY 92.4% OF THE STRATA AREA OF HOUGANG PLAZA

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**Trustee**"), has yesterday entered into two sale and purchase agreements with Hougang Town Central Development Pte Ltd ("**HTCD**") and a sale and purchase agreement with S28 Holdings Pte Ltd ("**S28**") (together, the "**Sale and Purchase Agreements**") in respect of the proposed acquisitions by CMT of an aggregate of approximately 92.4% of the total strata area in the building known as "Hougang Plaza" (together, the "**Properties**"). The aggregate purchase price of the Properties is S$39,166,730. The purchase price of each of the Properties was negotiated on a willing-buyer and willing-seller basis.

The aggregate purchase price of the Properties is supported by an independent valuation from CB Richard Ellis (Pte) Ltd ("**CBRE**"). In addition, CMT is expected to incur estimated acquisition costs of approximately S$0.5 million in connection with the acquisitions of the Properties (the "**Acquisitions**"). The purchase price and acquisition costs of the Properties will be funded through additional borrowings.

The Properties

Hougang Plaza is located at 1189 Upper Serangoon Road, Singapore 534785 and is situated at the junction of Upper Serangoon Road and Hougang Avenue 10. It comprises a three-storey building which was completed in 1994. Hougang Plaza has a total strata area of 70,095 square feet ("**sq ft**") on a land area of 57,047 sq ft (subject to survey). There are 154 car park lots in the basement of the Hougang Plaza. The land is held on a 99-year lease from The President of the Republic of Singapore (the "**Head Lessor**") commencing 1 March 1991.

The two sale and purchase agreements entered into between the Trustee (as trustee of CMT) and HTCD is for certain units on the first, second and third storeys of Hougang Plaza. The tenants of the units owned by HTCD include Novena Furnishing Centre, K-Box, G-Value Supermarket and 7-Eleven.

S28 is the present owner of certain other units on the first storey of Hougang Plaza and operates a food court under the name of "Kopitiam" on part of the premises. These units, proposed to be acquired by CMT from S28 pursuant to a separate sale and purchase agreement, will be leased back to S28.

Upon completion of the Acquisitions, CMT will own a total strata area of 64,745 sq ft (comprising approximately 92.4% of the total strata area of Hougang Plaza). The remaining units in Hougang Plaza are owned by other unrelated third parties.

Rationale for the Proposed Acquisitions

The Acquisitions are yield-accretive for CMT and are in line with CMT's investment strategy of investing in income-producing suburban retail malls and will diversify and enlarge CMT's property portfolio and enhance returns to CMT's unitholders. The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities for asset enhancements and tenancy remixing at the Properties and thereby improve its gross revenue and net property income.

Principal Terms of the Sale and Purchase Agreements

The completion of the acquisition under each of the Sale and Purchase Agreements is conditional upon, *inter alia*, the respective vendor obtaining either the approval of the Head Lessor for, *inter alia*, the sale of the relevant premises to the Trustee (as trustee of CMT) or the Head Lessor's confirmation that such approval is not required.

Valuation of the Properties

The valuation report of CBRE (the "**Independent Property Valuer**") dated 21 April 2005 was prepared in accordance with instructions issued by the Trustee. The Properties were valued at S$39.7 million by CBRE. The valuation was prepared using the capitalisation approach, the discounted cash flow analysis and the direct comparison method.

Other Information

No person is proposed to be appointed as a director of the Manager in connection with any of the proposed Acquistions or any other transaction contemplated in relation to any of the proposed Acquisitions.

Based on information available to the Manager, none of the directors of the Manager or the substantial unitholders has any interest, direct or indirect, in any of the proposed Acquistions.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(as Manager of CapitaMall Trust)

Michelle Koh
Company Secretary
22 April 2005

Important Notice

The value of units in CMT ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

News Release

21 April 2005
For Immediate Release

CMT signs agreement to acquire 92.4% (strata area) of Hougang Plaza

Yield accretive to unitholders with potential for asset enhancements and tenancy remix

Singapore, 21 April 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has entered into a sale and purchase agreement with Hougang Town Central Development Pte Ltd (HTCD) and S28 Holdings Pte Ltd (Kopitiam) to acquire their combined stake of 92.4% (74,745 sq ft) of the strata area of Hougang Plaza for approximately S$39.2 million. The transaction is expected to be completed by June 2005.

HTCD is currently the largest owner of the strata-titled property, holding a stake of 78.8%. Their tenants include G-Value, 7-Eleven, Novena Furniture, and K-Box. Kopitiam, the second largest owner, owns 13.6% and is currently an owner-occupier. Following the acquisition, Kopitiam has agreed to a sale and lease back arrangement at the mall. The remaining stake of 7.6% is currently held by three other parties.

Mr Hsuan Owyang, Chairman of CMTML, said, "The yield accretive acquisition of Hougang Plaza supports our vision to grow our asset size in Singapore. With an enlarged portfolio and an extended reach locally, it further strengthens our pole position as the largest retail REIT and the largest REIT by market capitalisation in Singapore. CMT will continue to actively pursue acquisition opportunities so as to generate a stable income stream and deliver sustainable growth to unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "Hougang Plaza, located in the heartland in the north-eastern part of Singapore, fits in well with CMT's strategy of investing in malls with strong fundamentals and sustainable performance. Although the asset size is relatively small when compared to the other properties in our portfolio, the mall offers immense potential for further value creation through asset enhancements and tenancy remixing. Additionally, it provides us with a continuous pipeline of value adding opportunities within the portfolio, harnessed through leveraging on our proactive asset management capabilities. We are confident of a sustained growth profile for CMT, going forward."

Completed in 1994, Hougang Plaza is a three-storey retail property with a 99 year leasehold title (with effect from 1 March 1991). It is strategically located at the junction of Upper Serangoon Road and Hougang Avenue 10 in Hougang Central, and is in close proximity to the Hougang Mass Rapid Transit and bus interchange. With a total strata floor area of 70,095 sq ft, it caters to the basic shopping needs of the residents in the area. On Level 1, it is tenanted by a supermarket, clinic, hair salon, restaurants and food court. The entire Level 2 is occupied by a furniture showroom centre. Level 3 comprises family entertainment and food and beverage operators.

Summary of Property Details

Tenure	99 years wef 1 March 1991
Site Area (sq ft)	57,047
Permissible Plot Ratio	1.4
Permissible Gross Floor Area (sq ft)	79,654
Strata Floor Area (sq ft)	70,095
Strata Floor Area owned by HTCD & Kopitiam	64,745
Percentage owned by HTCD & Kopitiam	92.4%
Carpark Lots	154

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of five major shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan The IT Mall, IMM Building, and Plaza Singapura. With a market capitalisation of S$2.7 billion as at 20 April 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	Media Contact
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
22 April 2005

Overwhelming Demand for Private Placement

More than 5 times subscribed

Singapore, 22 April 2005 – CapitaCommercial Trust Management Limited (CCTML), the manager of CapitaCommercial Trust (CCT), is pleased to announce that it has received indications of interest of more than 5 times the 29,154,000 New Units available for subscription under the Private Placement as at 9 pm (Singapore time) yesterday, just 6 hours after the commencement of the Private Placement. In view of the overwhelming demand, DBS Bank Ltd and The Hongkong and Shanghai Banking Corporation Limited, joint lead managers and underwriters for the equity fund raising exercise, have, in consultation with CCTML, decided to close the book of orders for the Private Placement.

Said Mr Martin Tan, Chief Executive Officer of CCTML, "We are very pleased with the overwhelming investor response for the Private Placement. The demand comes from a wide spectrum of investors including institutional investors and high net worth individuals, both local and foreign. This clear endorsement of the Private Placement reflects the strong investor confidence in CCT. In view of the response, we expect the take-up for the ATM Offering, which opens at 11 a.m. today, to be similarly strong."

The ATM Offering to retail investors, comprising 28,000,000 New Units will open for applications at the DBS/POSB ATMs at 11 a.m. today on a "first-come, first-served" basis.

The expected trading time and date for the New Units is 2.00 p.m. on 29 April 2005.

About CapitaCommercial Trust

Listed on 11 May 2004, CCT is Singapore's first commercial property REIT. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$1.9 billion portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital

Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:
Julie Ong, DID: (65) 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: (65) 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice
This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CCTML's current view on future events. All forecasts and projections are based on the issue price of S$1.38 per New Unit and on CCTML's assumptions as explained in the offer information statement lodged with the Monetary Authority of Singapore on 21 April 2005 in connection with the equity fund raising ("Offer Information Statement"). Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT before deciding whether to subscribe for New Units.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

AUSTRALAND

AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

22 April 2005

2005 ANNUAL AND GENERAL MEETINGS

Australand Property Group will hold its 2005 Annual and General Meetings at 10.00am on Tuesday, 26 April 2005 in the Fort Macquarie Room, InterContinental Sydney, 117 Macquarie Street, Sydney NSW 2000.

All security holders are invited to listen into this meeting by dialing the following toll free phone number:

1800 725 725 followed by PIN No. 260405#

Copies of the Chairman's Address and presentation slides will be lodged with the Australian Stock Exchange and will be available on the Company's website (www.australand.com.au) before the commencement of the meeting.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

CapitaCommercial
Trust

NEWS RELEASE

For Immediate Release
22 April 2005

ATM Offering fully subscribed within 7 minutes

Private placement more than 5 times subscribed yesterday

Singapore, 22 April 2005 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce that its public ATM Offering of 28 million new units in CCT ("New Units") has been fully subscribed within 7 minutes. The ATM Offering was opened for subscription earlier today at 11 a.m. on a "first-come, first-served" basis at S$1.38 per New Unit.

Yesterday, CCTML received indications of interest for more than 5 times the 29.154 million New Units available for subscription under the Private Placement. In view of this overwhelming demand, the book of orders for the placement was closed at 9 p.m. last night, just six hours after the commencement of the Private Placement.

Said Mr Martin Tan, Chief Executive Officer of CCTML, "We are delighted with the overwhelming investor endorsement for both the Private Placement and the ATM Offering. For the Private Placement, demand came from a wide spectrum of investors including institutional investors and high net worth individuals, both local and foreign. For the ATM Offering, 28 million New Units were snapped up within 7 minutes, demonstrating the keen interest from retail investors and their firm support for the acquisition of HSBC Building. Overall, it reflects strong investor confidence in CCT. This acquisition, our first since listing less than a year ago, brings us closer to our aim of doubling CCT's asset portfolio to S$4 billlion in three years time."

The expected trading time and date for the New Units is 2 p.m. on 29 April 2005.

About CapitaCommercial Trust

Listed on 11 May 2004, CCT is Singapore's first commercial property Reit. Its aim is to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$1.9 billion

portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: (65) 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice
This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CCTML's current view on future events. All forecasts and projections are based on the issue price of S$1.38 per New Unit and on CCTML's assumptions as explained in the offer information statement lodged with the Monetary Authority of Singapore on 21 April 2005 in connection with the equity fund raising ("Offer Information Statement"). Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CCT before deciding whether to subscribe for New Units.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Date of Release of First Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the three months ended 31 March 2005 on Friday, 29 April 2005.

By Order of the Board

Emily Chin
Company Secretary
22 April 2005

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

RESULTS OF THE 25TH ANNUAL GENERAL MEETING HELD ON 22 APRIL 2005

At the 25th Annual General Meeting ("AGM") of the Company held on 22 April 2005, all the resolutions relating to matters as set out in the Notice of AGM dated 18 March 2005 were duly passed.

By Order of the Board

Shan Tjio
Company Secretary
22 April 2005

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004)

OFFER AND PLACEMENT OF 57,154,000 NEW UNITS (THE "NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") AT AN ISSUE PRICE OF S$1.38 PER NEW UNIT (THE "EQUITY FUND RAISING") BY WAY OF:

(I) AN OFFERING OF 28,000,000 NEW UNITS TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB ATMS) ON A "FIRST-COME, FIRST-SERVED" BASIS; AND

(II) A PRIVATE PLACEMENT OF 29,154,000 NEW UNITS TO INSTITUTIONAL AND CERTAIN OTHER INVESTORS.

Further to its announcement of 21 April 2005, the Board of Directors of CapitaCommercial Trust Management Limited (in its capacity as manager of CCT, the "**Manager**") is pleased to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has on 22 April 2005 given its in-principle approval for the listing and quotation on the Main Board of the SGX-ST of the 57,154,000 New Units proposed to be issued under the Equity Fund Raising, subject to compliance with, *inter alia*, the SGX-ST's listing requirements.

The New Units are expected to be issued on Friday, 29 April 2005 and are expected to commence trading on the Main Board of the SGX-ST at 2.00 p.m. on the same day.

Status of the New Units

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of CCT for the period from the date of their issue (the "**Issue Date**") to the last day of the current semi-annual distribution period on 30 June 2005 whereas the existing units in CCT (the units in CCT being defined as "**Units**" hereinafter) are entitled to participate in CCT's distributable income in respect of the entire current semi-annual distribution period from 1 January 2005 to 30 June 2005 (the "**Current Distribution Period**"). From the next distribution period (*i.e.* 1 July 2005 to 31 December 2005) following the Current Distribution Period, the New Units will rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for that distribution period as well as all distributions thereafter.

Temporary Separate Trading Counter

As the New Units will not be entitled to participate in CCT's distributable income for the period from 1 January 2005 to the day immediately prior to the Issue Date, it is necessary for the New Units to trade under a temporary separate trading counter on the SGX-ST for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units as well as the existing Units in respect of the Current Distribution Period, which is expected to be in July 2005. After the last day of "cum-distribution" trading, the New Units trading on the temporary separate trading counter as well as the existing Units will be aggregated and traded under the existing CCT trading counter on the SGX-ST on the next market day, *i.e.* the first day of "ex-distribution" trading for both the New Units and the existing Units. The name of the temporary separate trading counter and the ISIN code will be available and announced prior to commencement of the trading of the New Units.

Approval in-principle by the SGX-ST is not to be taken as an indication of the merits of the Equity Fund Raising, the New Units or CCT.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(Company Registration No. 200309059W)
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
25 April 2005

Important Notice

82 - 4507

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Raffles
INTERNATIONAL
Hotels & Resorts
A Member of CapitaLand

NEWS RELEASE

For More Information, please contact:
Goh Kah Lin
(65) 6430-1366
goh.kahlin@raffles.com

Raffles International Limited
(Regn. No.: 198903239E)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Tel: (65) 6339 8377
Fax: (65) 6339 1713
ril@raffles.com

Raffles Hotels & Resorts

Bali
Beverly Hills
Beijing
Bintan
Canouan Is., Caribbean
Dubai
French Polynesia
Hamburg
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissotel Hotels & Resorts

Amsterdam
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Düsseldorf
Estonia
Geneva
Göcek
Izmir
Istanbul
Lima
London
Moscow
New York
Osaka
Quito
Shanghai
Singapore
Sydney
Zürich

RAFFLES INTERNATIONAL GAINS FOOTHOLD IN MIDDLE EAST & EXTENDS LUXURY RAFFLES BRAND INTO DUBAI

SINGAPORE, 25 April 2005 – Raffles International has today signed a management contract with Dubai-based diversified business conglomerate, Wafi Group, to manage a 240-room luxury hotel in Wafi City, one of Dubai's most exclusive shopping and dining destinations. Slated for completion in 2007, ***Raffles Dubai*** marks the Group's expansion into the growing Middle East market and increases its global presence to **41** hotels and resorts in **21** countries in **35** destinations.

Commonly known as *"Pearl of the Gulf"* and *"shopping capital of the Middle East"*, Dubai is both a dynamic international business centre and a vibrant tourist destination. Host to an average of 85 major international exhibitions each year, Dubai's burgeoning exhibitions industry plays a major role in attracting business and leisure tourists. The Government's vision is to increase tourist numbers to 10 million per annum by 2010. To achieve this, mega developments and tourist

attractions such as Dubai Land, a US$5 billion adventure theme leisure park, and Burj Dubai, the world's tallest building, are being built.

Ms Jennie Chua, Chairman, Raffles International Limited said, "Establishing a presence in Dubai has always been one of Raffles International's major goals. With the signing of the contract to manage ***Raffles Dubai***, we are pleased to welcome the latest addition to our collection of luxury Raffles hotels and resorts known for exceptional standards of hospitality and service. ***Raffles Dubai***, with its unique architectural structure, magnificent design and ideal location, is well positioned to cater to the affluent business and leisure traveller. We are honoured that Wafi Group, one of the most esteemed business conglomerates in Dubai, has entrusted us to manage their first luxury hotel."

Sheikh Mana bin Khalifa Al Maktoum, Chairman, MKM Commercial Holdings LLC, which owns Wafi City, said, "The deal has further enhanced Wafi's integral role in the advancement of Dubai's world-renowned hospitality and tourism infrastructure. ***Raffles Dubai*** will add yet another luxury hospitality brand to the emirate's growing deluxe property portfolio and contribute to the fulfillment of the government's vision to establish Dubai as a major global tourism destination."

Raffles Dubai will adjoin the Wafi City, an exclusive multi-use lifestyle complex comprising high-end retail shopping, themed food and beverage outlets, and leisure facilities. Within a 15-minutes' drive from the Dubai International Airport, the hotel will be located next to the Dubai Health Care City, a US$500 million project slated for completion in 2010 to promote Dubai as a global hub for specialised healthcare, medical education and research.

Built in the form of a stunning pyramidal structure, the 240-room ***Raffles Dubai*** promises to be a prominent landmark upon its completion in 2007. The hotel will have 188 well-appointed guest rooms and 52 luxurious suites, nine food and beverage outlets, a grand ballroom, seven meeting rooms, a RafflesAmrita Spa, a gym and a Raffles merchandise shop. One of the hotel's unique features will be the impressive one-hectare sky garden called *"Sparkling Botanical Sky-garden"*. Conceptualised by Singapore Garden City Pte Ltd, a Singapore-based landscape architectural company, the garden is a botanical display of various plants depicting the four Greek elements of fire, wind, earth and water by use of

colour, texture and form. The centrepiece of the garden is the *"Eye of Horus"* – a symbol of ancient Egyptian religion and guardian of the four elements of life – whereby different species of orchids will be exhibited.

Mr Ian Wiedersheim, Managing Director, MKM Commercial Holdings L.L.C., added, "Raffles Hotels & Resorts will greatly strengthen Wafi City's already attractive destination offering and the linking of these two prestigious brands creates a synergy which cannot be other than highly successful."

Mr Peter Henley, Senior Vice President of Business Development, Raffles International Limited, commented, "As Dubai's prominence as the regional hub for commerce and tourism in the Middle East increases, there will be greater demand for accommodation to cater to the growing number of business and leisure visitors. ***Raffles Dubai*** is well poised to tap on the growth trend in this key gateway city."

Last week, the Group had signed an agreement in another major city to manage two of the four blocks of the Beijing Hotel under its luxury Raffles brand.

About MKM Commercial Holdings LLC

Established in 1973, MKM Commercial Holdings LLC has several businesses in Dubai, namely property asset management, hospitality services comprising food & beverage, health & leisure, manufacturing and industrial services and freight forwarding, shipping, trucking & car rental and shipping agency. It is owned by Sheikh Mana Bin Khalifa Al Maktoum, a cousin of HH General Sheikh Mohammed bin Rashid al Maktoum, Crown Prince of Dubai and UAE Defence Minister.

About Raffles Holdings Limited & Raffles International Limited

(www.rafflesholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising 41 hotels and resorts in 35 destinations across Asia, Australia, Europe, Mediterranean, Middle East, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 15 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of 26 deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the Swissôtel hotels have won prestigious awards and accolades.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

82 - 4507

For More Information, please contact:

Goh Kah Lin
Manager
Corporate & Marketing Communications
Raffles International Ltd
(Regn No. 198903239E)
Tel: (65) 6430-1366
Fax: (65) 6339-1713
Email: goh.kahlin@raffles.com

Beatrice Ganter
Director, Marketing Communications
Europe, Middle East & Mediterranean
Raffles International Ltd
(Regn No. 198903239E)
Tel: (41) 1 317-3370
Fax: (41) 1 317-3355
Email: beatrice.ganter@raffles.com

Visit our websites:

www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

For high resolution images, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines

Under development

- Raffles Resort Phuket Thailand (target opening 2007)
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Colinas d'Es Trenc, Spain
- Raffles Resort Taimana Tahaa, French Polynesia (target opening 2007)
- Raffles Beijing Hotel, People's Republic of China (target opening 2006)
- Raffles Dubai, United Arab of Emirates (target opening 2007)

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Swissôtel Le Concorde, Bangkok, Thailand
- Swissôtel Nai Lert Park, Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru

Under development

- Swissôtel Grand, Shanghai, People's Republic of China (target opening 2007)
- Swissôtel Tallinn, Estonia (target opening 2007)

- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Göcek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel Krasnye Holmy Moscow (target opening 2005)
- Swissôtel The Celik Palas, Bursa, Turkey* (target opening 2007)
- Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

CAPITALAND LIMITED (REGN. NO: 198900036N)

INTEREST ON CONVERTIBLE BONDS DUE 2007

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the sixth interest payment (the "Interest Payment") on the S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds"), convertible into new ordinary shares of S$1.00 each in the capital of CapitaLand, shall be made on 3 May 2005 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 0.625 per cent. per annum, payable semi-annually in arrear on 3 May and 3 November in each year (each an "Interest Payment Date"), commencing 3 November 2002. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore
25 April 2005

82 - 4507

AUSTRALAND

AUSTRALAND HOLDINGS LIMITED
AUSTRALAND PROPERTY TRUST

2005 ANNUAL AND GENERAL MEETINGS
TUESDAY, 26 APRIL 2005

CHAIRMAN'S ADDRESS

OPENING THE MEETING

Good morning ladies and gentlemen. It is now 10.00am, the nominated time for the meetings.

Welcome to the eighth Annual General Meeting of Australand Holdings Limited and a General Meeting of Australand Property Trust security holders. These meetings are to be held concurrently.

My name is Tham Kui Seng. I am the Chairman of Australand Property Group and Chairman of today's meetings. I table my written appointment from Australand Property Limited as Chairman of the meeting of Australand Property Trust.

The Secretary has informed me that a quorum is present, so I formally declare the meetings open.

Before I proceed to the formal business of the meetings, I would like to introduce the Directors and Secretary of the Group present today:

The Deputy Chairman, Mr Jim Service; the Managing Director, Mr Brendan Crotty; and fellow directors Mr Bill Beerworth; Lt. Gen. (Ret'd) Winston Choo; Mr Ian Hutchinson; Mr Kee Teck Koon and Mr Lui Chong Chee; and the Company Secretary, Mr Phil Mackey.

I also note that Mr Matthew Lunn from PricewaterhouseCoopers is in attendance today as a representative from the Group's auditor.

NOTICE OF MEETINGS

The Notice convening today's meetings was dispatched to security holders last month. If required, additional copies are available today at the registration desk. Unless I hear a voice to the contrary, I propose that the Notice convening the meetings is taken as read.

MINUTES

The Minutes of the 2004 Annual General Meeting have been received by the Board, and being a true copy of proceedings, have been signed by the Chairman of the meeting. The Minutes are available today for inspection if desired.

CHAIRMAN'S ADDRESS

Prior to moving to the Items of Business for today, I would like to address the meetings.

PROFIT

As disclosed to the Australian and Singapore Stock Exchanges on 31 January this year, Australand Property Group achieved its eighth consecutive year of profit growth when it reported a net profit after tax of $145.1 million for the 12 months to 31 December 2004. This was a 52% increase in net profit after tax on gross revenue of $1.2 billion and delivered an increase in earnings per stapled security of 9% over the previous year.

The Investment Property division contributed $60.9 million to the result, compared to $9.8 million in the prior year, reflecting the first full year's contribution from properties held by Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2, and a contribution of $10.5 million from properties held by Australand Wholesale Property Trust No. 3, which was acquired by the Group in May 2004.

DIVIDENDS/DISTRIBUTIONS

The total dividends/distributions for the year were in line with the April 2004 Product Disclosure Statement and Prospectus forecast of 16.5 cents per stapled security, up 23.5% from 13.36 cents per stapled security in 2003. The final 2004 dividend / distribution of 4.5 cents per stapled security was paid on 2 February 2005.

The directors expect to continue to pay dividends/distributions on a quarterly basis and it is likely that dividends will continue to be fully franked throughout 2005.

The directors have declared a dividend/distribution for the March 2005 quarter of 4 cents per stapled security comprising a 2.2 cent fully franked dividend from Australand Holdings Limited and a 1.8 cent distribution from Australand Property Trust, tax deferred to an estimated 28%. The dividend/distribution is payable on Wednesday, 4 May 2005.

The Group now expects that 2005 distributions to security holders will be equivalent to 2004 distributions of 16.5 cents per stapled security.

GROUP OVERVIEW

The substantial increase in reportable profit by the Group was largely attributable to higher investment property income. The anticipated reduction in the profitability of the Apartments division was offset by a substantial increase in the operating profit of the Land and Housing division. The pre tax contribution from residential development operations has progressively increased from $87 million in 2001 to $144 million in 2004.

It is not anticipated that the same rate of growth in residential development profits can be sustained during the next 3 to 5 years, taking into account that virtually all of the capital raised in the future will be used to increase the Group's investment property portfolio.

The Commercial and Industrial division's December 2004 half year results reflected a return to a normal level of profit generation in line with what has been achieved in recent years.

Sydney and Melbourne's medium to long term planning strategies are likely to produce greater opportunities for the development of mixed use projects incorporating both traditional land and housing and apartment projects. The Group already has a large mixed use joint venture project, known as Cova, at the northern end of the Gold Coast, and our fully integrated Perth residential business unit has overseen land sub division, housing and apartment development operations for a number of years. These factors have led to the Board's decision to integrate the operations of the Land and Housing and Apartments divisions into one Residential Development division effective from the beginning of 2005 and the Group will in future report on this basis commencing when it announces its June 2005 half year results.

Having a single Residential Development division will deliver synergy benefits through the merging of sales administration and back office operations, as well as facilitating a better transfer of skills within the integrated division.

Workplace safety continues to be Australand's highest priority. Our Zero Tolerance programme, which ensures that everyone on the Group's construction sites comply with strict safety protocols, is delivering ongoing improvements in organisational culture and awareness.

The 2004 Annual Report contains an overview of the operations for each of the business divisions for the 2004 year commencing on page 8 of the 2004 Annual Report.

I will now provide an overview of the Group's activities and each of the divisions for the

To date this year, the Group has generated profit and revenue broadly in line with prior years. The March quarter normally delivers a lower proportionate contribution, than the remaining three quarters of the year.

RESIDENTIAL DEVELOPMENT DIVISION

The Residential Development division continues to perform satisfactorily. However, the markets in which we operate are split along two distinct lines in terms of current market conditions. The East Coast (Queensland, New South Wales and Victoria) is experiencing a lower level of inquiry than in previous years as a result of lower consumer confidence and uncertainty over interest rates, whereas our Western Australian business unit is experiencing totally contrasting market conditions. Buyer interest is high with solid enquiries and sales across all market segments and product types.

There is a definite trend in Sydney and Melbourne of a tightening in rental vacancy rates over the last 12 months, down from 3.7% to 2.4% in Sydney and from 3.7% to 2.6% in Melbourne. If this trend of falling vacancy rates continues, with rising rents and with little new rental stock being produced, it is our expectation that buyers will move back into the market to purchase residential property.

COMMERCIAL AND INDUSTRIAL DIVISION

The Commercial and Industrial division has maintained satisfactory performance in the first quarter of 2005, whilst improving its level of work in progress and the production of investment property for Australand Property Trust.

While results ahead of expectations are being achieved in both Victoria and Queensland in relation to land sales and industrial pre commitments, New South Wales performance remains under pressure because of slow planning consents and increased

In relation to the Freshwater Place commercial tower development in Southbank, Melbourne, I am pleased to announce that we now have tenant commitments for 75% of the total building. The level of incentives offered to tenants has progressively fallen in line with the overall reduction in the supply of premium grade Melbourne office space and are below the level of provisions made in the project budget. Completion is expected to occur in the 1st half of May 2005 and the level and quality of tenant enquiry has progressively increased as completion of the building becomes closer. Our C&I management team expect to have the building fully leased within the next 4 months, which reinforces the wisdom of their decision to wait until Melbourne supply / demand equilibrium and incentives returned to normal rather than offering excessive incentives earlier. The widely acknowledged quality of the Freshwater Place commercial tower has also been a major factor in attracting quality tenants.

INVESTMENT PROPERTY

Australand Property Trust's commercial office and prime industrial property investment portfolio continues to perform well, providing rental income consistent with budgeted forecasts.

The Trust has identified several pre committed industrial investment properties to be developed by the Commercial and Industrial division (and its joint venture partners) for retention by Australand Property Trust. The value of these identified investments is in excess of $125 million. These properties will further enhance diversification of the portfolio and will further increase the Group's recurrent investment income.

WHOLESALE PROPERTY TRUSTS

Australand Property Group is on track to achieve our stated medium term strategy of reducing the Group's dependence on development profits and increasing the level of recurrent investment income, so that investment property assets should contribute at least 50% of total net income by 2007.

In support of this strategy, it is anticipated that Australand Property Group will seek to acquire Australand Wholesale Property Trust No.4 and Australand Wholesale Property Trust No.5, which have a combined asset base of approximately $370 million, in the second half of 2005. These acquisitions, combined with properties to be developed by the Commercial and Industrial division and retained by the Group, should enable the Group to achieve this strategy.

CORPORATE GOVERNANCE REVIEW

As noted in the 2004 Annual Report, Australand has a rigorous corporate governance framework, which helps guide everyday business practice and decision making throughout the Group. The Board and senior management are committed to maintaining this framework, which means fostering a culture that values high ethical standards, personal and corporate integrity and respect for others.

Our approach to corporate governance and the improvements to our corporate governance framework during 2004, are set out in Australand's Corporate Governance Statement, commencing on page 32 of the 2004 Annual Report.

2005 OUTLOOK

Solid performance by the Residential Development division, the Commercial and Industrial division and higher investment property income, should support distributions to security holders equivalent to 2004 distributions of 16.5 cents per stapled security.

Australand's key point of differentiation from our peers is that we will continue to derisk our business by reducing the Group's reliance on development profits and increasing property investment income. This will deliver ongoing growth while reducing the Group's overall risk profile, which is the opposite of the usual business model.

QUESTIONS FROM SECURITY HOLDERS

Included with the Annual Report and Notice of Meeting sent to security holders last month, was a form inviting security holders to submit written questions ahead of today's meeting. A copy of those questions and our response to each question is available today at the registration desk and a copy will be placed on Australand's website following today's meeting. I will be happy to elaborate on any of these matters later in the meeting.

Thank you.

AUSTRALAND PROPERTY GROUP

2005 Annual and General Meetings

26 April 2005



AUSTRALAND

2004 Highlights

- 8th record profit of $145.1m. 52% increase on revenue of $1.2bn.
- 40% of group profit after tax now attributable to property investment earnings.
- Excellent growth in earnings per security +9%, year on year.
- Dividend/distribution of 16.5 cents, up 23.5% from 2003.

Group overview - 2004

- Pre-tax contribution from residential development increased from $87m in 2001 to $144m in 2004.
- Residential profit growth unlikely to grow as rapidly due to capital reallocation.
- C&I returned to normal level of profit generation in 2H04.
- Integration of L&H and Apartments into Residential Development division.
- Workplace safety is highest priority - Zero Tolerance.

Group overview - 2005

- Revenue and profit YTD in line with last year.
- March quarter delivers lower proportionate contribution than remaining 3 quarters.
- Residential and C&I divisions continue to perform satisfactorily.
- Freshwater commercial project:
  - tenant commitments for 75% of building
  - level of incentives lower than provisions
  - expect to be fully leased within next 4 months.
- Investment property portfolio continues to perform strongly.
- Anticipate acquisition of AWPT4 and AWPT5 in 2H05.

Group outlook - 2005

- 2005 dividends/distributions equivalent to 2004 dividends/distributions of 16.5 cents.
- Australand's key point of differentiation:
  - continue to derisk our business
  - reduce reliance on development profits
  - increase property investment income
  - therefore we grow but reduce risk profile - opposite of normal business model.

Overview of resolutions

- Resolutions 1, 2 and 7:
  - ordinary resolutions
  - vote on show of hands
  - passed if >50% of votes cast are in favour.
- Resolutions 3, 4, 5 and 6:
  - special resolutions
  - vote by poll
  - passed if >75% of votes cast are in favour.

Resolution 1 - proxies

That Mr Ian Farley Hutchinson be re-elected as a director of Australand Holdings Limited.

For	Against	Open	Abstain
158,137,525	4,626,946	4,681,510	1,581,958

Resolution 2 - proxies

That Mr Lui Chong Chee be re-elected as a director of Australand Holdings Limited.

For	Against	Open	Abstain
99,789,504	60,929,433	4,691,625	3,617,377

Resolution 7 - proxies

That the amount available for remuneration of the non-executive directors of Australand Holdings Limited be increased by $250,000 per annum from $950,000 to $1,200,000 in any financial year, to be divided among the directors in such proportions and manner as they agree.

For	Against	Open	Abstain
113,420,422	40,124,993	1,955,565	10,501,589

AUSTRALAND

Resolutions 3, 4, 5 and - proxies

Resolution	For	Against	Open	Abstain
3	58,503,410	490,950	1,962,269	84,929,610
4	77,323,369	369,063	1,962,269	86,383,920
5	70,883,665	379,686	1,951,585	86,365,613
6	163,343,166	332,110	4,809,290	543,373

Voting card

MOTION		FOR	AGAINST
1	To re-elect Mr Ian Farley Hutchinson as a Director		
2	To re-elect Mr Lui Chong Chee as a Director		
3	To ratify the previous issue of 15,400,000 fully paid ordinary stapled securities at $1.63 per security		
4	To ratify the previous issue of 13,925,530 fully paid ordinary stapled securities at $1.80 per security		
5	To ratify the previous issue of 17,830,386 fully paid ordinary stapled securities at $1.77 per security		
6	To amend the Constitution of Australand Property Trust		
7	To increase Non-executive Directors' remuneration		

AUSTRALAND

Overview

- 50 REITs in 2000 - 23 LPTs at end of '04.
- Merger activity has generated new pricing paradigms with most LPTs being acquired during 2004, at premiums to NTA, higher than 30%.
- Excluding M&As, approx. 65% of the assets acquired as a consequence of 2004 net capital raisings were located in USA.
- Low Australian yields suggest too much money is chasing too few assets and reinforces strategy of developing our own industrial / commercial income producing assets.
- Residential market sentiment is negative and there is ongoing concern about interest rates.

82 - 4507

Statistical Snap of Our Labour Markets

Rolling 3 month averages for each city and ratios of full time / part time	Mar. Qtr. 03 Full time Employment	Mar. Qtr. 04 Full time Employment	Mar. Qtr. 05 Full time Employment	Mar. Qtr. 03 Part time Employment	Mar Qtr. 04 Part time Employment	Mar. Qtr. 04 Part time Employment
Sydney 33.61%	1.571m	1.580m	1.583m +0.21%	0.506m	0.499m	0.532m +6.55%
Melbourne 37.75%	1.251m	1.290m	1.327m +2.88%	0.501m	0.484m	0.501m +6.95%
Brisbane 37.93%	0.605m	0.630m	0.667m +5.91%	0.239m	0.230m	0.253m +9.92%
Perth 43.5%	0.486m	0.505m	0.517m +6.15%	0.211m	0.217m	0.225m +3.89%

AUSTRALAND

Capital City Scorecard

City	8/01 Population in millions	6/04 Population in millions	Total '01 Housing Stock	Detached Houses as %	Occupancy / Dwelling	Median House Price Change - Last 12 Months
Sydney	4.128	4.232 0.84%/yr	1.425	63%	2.90	505,000 to 505,000
Melbourne	3.472	3.601 1.23%/yr	1.234	74%	2.81	386,000, to 382,000
Brisbane	1.650	1.775 2.5%/yr	0.597	80%	2.76	315,000 to 355,000
Perth	1.393	1.458 1.55%/yr	0.505	78%	2.76	245,000 to 267,000

Trends to watch

- Industrial land prices increasing 25% per annum plus.
- Industrial Rents increasing at about CPI, but will eventually have to increase at a higher rate, especially in Sydney.
- Industrial yields at historical lows.
- Suburban & CBD office yields are generally static.
- Increased multi storey construction costs will limit supply of new office space and apartments for at least the next 18 - 24 months.
- Lower residential and commercial office vacancy rates are inevitable.
- Increased residential and commercial rents seem likely.
- Residential market fundamentals for most sectors look promising in the medium term, but sentiment and some very localised hot-spots of over-supply may defer recovery for 6 months.

AUSTRALAND

Australand's objectives

- Stick to 50% / 50%, development / recurrent net income objective, by late 2006 and 65% recurrent income target in the medium term.
- Accept new lower valuation cap rates may be here to stay & retain more internally produced assets.
- Take advantage of IFRS to shorten time between asset creation and receipt of income streams, by taking income producing assets directly onto APG balance sheet. This may defer recognition of revenue and profit on C & I projects by 4 to 6 months.
- Acquire co-investor units in AWPTs 4 & 5 in late 2005.

Australand's objectives (cont)

- Continue to acquire well located, large, zoned but undeveloped, industrial land parcels to reduce delivery costs of the next generation of industrial income producing assets.
- Be the lowest cost, but best quality, producer in the commercial and industrial sectors.
- Stay in the apartment sector but finance the business more effectively and use capital freed up by strategy to expand L&H and C&I operations.
- Make sure that ALZ is best in sector in respect of at least 50% of core activities.

AUSTRALAND



AUSTRALAND PROPERTY GROUP

2005 Annual and General Meetings

26 April 2005



AUSTRALAND

2005 Annual and General Meetings

Written Questions from Security Holders

Q1. ALZ recorded a record profit last financial year, however the share price has not reacted to the strong results. What are you doing to raise the profile of ALZ among the general public and institutional investors to ensure a strong growth in the share price?

A. Australand conducts extensive briefings with analysts, brokers and institutional investors following the release of both the half-year and full year results. In addition, we are in regular contact with the investment community regarding Australand's businesses and the investment community's forecasts and expectations, on the basis of all information publicly disclosed by Australand under our continuous disclosure requirements.

Over recent time, Australand's share price has been negatively impacted by a number of external factors beyond our control, including:

- the current negative sentiment surrounding the residential property market and the prominence this is receiving in the media; and
- general investor concern at the current level of interest rates and the potential for them to rise further in the near term.

Q2. What measures is the Company taking to protect itself from the decline in Australian property values?

A. Across all Land & Housing business unit's we have only 26 completed homes unsold with the majority of these being in Victoria & located at our Lincoln Heath joint venture at Point Cook. All other homes under construction are either sold or are in the early stages of construction.

The measures taken to ensure that we do not get left with unsold stock are:

- each land project is broken into stages of between 30 - 50 lots;
- future stages are not released or construction commenced until 50% of the previous stage is sold;
- housing is built in stages of approx 8-12 dwellings at a time. 50% of the stage must be sold before the next stage commences construction;
- all projects are released for sale shortly after development approval has been received ensuring sales are made in most cases prior to construction commencing; and
- our in house build & design capability utilising the National Product Range enables us to control our costs & be competitive with local established real estate prices.

With a declining vacancy rate for rental property in Sydney, 2.1% in March according to the Real Estate Institute of NSW, indicates that unsold stock should be taken up by investors as rents start their inevitable climb upwards.

With regard to Apartments, Australand is reducing its capital committed to Apartments and has been for 12 months. Accordingly, there has been a reweighting of capital allocation progressively from Apartments to Land & Housing within the Residential area of operations.

The levels of presales on uncompleted Apartment projects has seen acceptable levels of unsold stock on completion and the market change has seen sales of owner occupier stock after completion rather than off the plan. Australand has stated for 2 years that it was shifting the emphasis from investor stock to owner occupier and this has been seen in our product and project mix. We are seeing yields on rental stock start to increase over the past 6 months and our vacancy remains around 2%. Both of these reflect a shortage of stock in the right location. As a consequence Australand will complete all Apartment projects under construction and deal with the completed unsold stock on during construction and after completion.

Q3. What were the "short term issues impacting on the Commercial and Industrial division in the first half of 2004"?

A. In our Half Year Report to 30 June 2004 sent to all security holders we stated that unanticipated expenditure attributable to acceleration costs, which were incurred to ensure that pre committed buildings were delivered on time to key clients, together with the write down of the carrying value of two projects, had a major negative impact on the division's June 2004 half year profit result.

Q4. A few years ago Australand took over Walker Corporation. How is it that Mr Lang Walker is now trading in the same business under the same name in competition with Australand?

A. Upon the acquisition of Walker Corporation, Australand secured a restraint that precluded Mr. Lang Walker from engaging in any commercial, industrial, or residential business activity similar to that conducted by Walker Corporation for a period to 1 January 2003. The restraint included trading under any name incorporating the word "Walker". During this period, Australand ceased using the name "Walker" in its business activities. This restraint has now lapsed and Mr. Walker is free to conduct such business activities and use the name Walker in such activities.

Q5. Does Australand have interests in housing / unit construction in Western Australia?

A. Australand has a strong presence in Western Australia in providing both land and land & house packages, together with medium density / low rise apartment developments. Contact details for our Perth office are set out on page 124 of the 2005 Annual Report.

Q6. Why are car allowances paid to some executives? The cost of supplying a car would be more economical.

A. The two car allowances noted in the 2005 Annual Report form part of the overall remuneration package for these executives. They are not additional benefits.

Q7. DRP underwriting dilutes the interest of pre-existing shareholders. Does the Company intend to continue with this practice?

A. Underwriting of the DRP is a cost effective and efficient method to raise additional capital. The directors will continue to consider this option in relation to each dividend/distribution depending on the Group's capital requirements at that time. Whilst the directors elected to underwrite the September and December 2004 quarter distributions, they elected not to underwrite the March 2005 quarter distribution.

All security holders are eligible to elect to participate in the DRP. Any securities issued to the underwriter are at the same price as issued to security holders who have elected to participate in the DRP.

Q8. Will the Company consider raising future funding requirements through renounceable rights issues to shareholders and/or through offers of additional shares to existing shareholders on the same terms as previous offerings?

A. In 2003 and 2004, the Group raised capital by way of separate non-renounceable rights issues on the same terms to both institutional and retail investors. For any future capital raisings, the Board will consider the most appropriate structure at the time.

Q9. In 2002, Australand and FKP shares were about the same price ($1.50) and the dividends were also similar. In 2005, the dividends are similar but the FKP share price is about $4.00 and the Australand share price is about $1.65. What is Australand doing wrong?

FKP is investing in retirement homes / villages, which seems to be paying off for them. Is Australand considering going down this path?

I think directors' remuneration should be linked to the share price.

A. FKP have a significantly different operational and geographic diversity than Australand's model. For example, 88% of FKP's 2004 earnings were from land sub division and Retirement villages in Queensland whereas Australand's earnings were split 70% development and 30% property investment but geographically based in NSW, VIC, SE Qld and WA.

Australand's Board and management are committed to our stated strategy of continuing to derisk our business by increasing our property investment income. This is our key point of differentiation and this strategy will deliver ongoing growth while reducing the group's overall risk, which is the opposite of the usual business model. Australand has no plans to enter the retirement sector.

Q10. In relation to proxy voting, will you please explain the apparent cynical avoidance of the voting restriction on various people and companies (Resolutions 3, 4, 5 and 7) by the following "disregard" ruling when the restricted party can use a proxy to vote for them.

A. You refer to the *Important Note for Resolutions 3, 4, 5 and 7* on the front of the proxy form for the 2005 AGM. Please be assured that there is no attempt to avoid or circumvent the voting restrictions as set out in the Notice of Meeting.

By ticking the box on the proxy form next to this Important Note, and you have appointed the Chairman as your proxy but do not wish to direct the proxy how to vote on Resolutions 3, 4, 5 and 7, you are acknowledging that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution. However, it is only votes he may cast OTHER THAN in his capacity as a proxy holder that will be disregarded. If you appoint the Chairman as your proxy and DO NOT instruct him how to vote, he will vote your proxy in favour of Resolutions 3, 4, 5 and 7.

Q11. What happened at the brewery site at Broadway? Did we pay for an option to develop and then decide it was too hard? Did we lose $200 million or was that the potential revenue?

A. In September 2003, Australand signed a conditional agreement to purchase the CUB site at Broadway for a total consideration of $203 million. The agreement was conditional on Australand achieving town planning consents for the site and only when the agreement became unconditional were we obliged to pay the purchase price in five instalments from June 2005 through to June 2010. In March 2005, both Australand and CUB mutually elected to rescind the conditional purchase agreement and the costs incurred to date by Australand for design and other cost (approx $4 million after tax) are to be expensed in Australand's June 2005 half year.

Q12. What guarantee can I be given that by appointing Mr Ian Hutchinson as a director, he will deliver appropriate services to the Company for remuneration in excess of $150,000 considering he is:

- **Chairman of 3 other companies;**
- **Director of 1 other company; and**
- **Aged 66 and is eligible to apply for the old age pension.**

A. Mr Hutchinson is a very diligent, dedicated and committed director who is readily available to attend to Australand's business and director responsibilities. Since his appointment in December 2001, he has not missed any meetings of the Board or Committee of which he is a member and he has also attended 26 Due Diligence Committee meetings held in relation to the capital raisings in 2003 and 2004. His other directorships do not in any way impinge on his availability to dedicate as much time as is necessary to Australand.

Q13. We are concerned about the donations made by Australand in 2004 (Annual Report page 122). Do you not realise that the donations made to political parties – in particular the ALP, which holds government in all states where Australand is operating – can be seen as bribes?

Why do all political parties rate so highly in Australand's donations and charities so lowly - $179,020 vs. $66,500?

We as grandparents believe that political parties do not warrant donations, but children's charities do. Will you please reconsider your priorities in regard to donations?

A. Australand has a significant interface with government at all 3 levels of federal, state and local government. Donations to political parties are a commercial reality and are part of a broader process of building and maintaining relationships with key decision makers.

The decline in charitable donations reflected the end of a long term commitment to the Salvation Army's Educational Foundation and the absence of donations to the Mathew Talbot Hostel, which Australand has also supported for a number of years.

In early 2005, the Board resolved to donate an amount not exceeding $125,000 to political parties as well as to make donations to charitable organisations equivalent to, but not exceeding $125,000. The charitable donations will be channelled through the Australand Foundation, which will be governed by two representatives of Australand and an independent trustee. You can be certain that a number of the charities that will receive donations during 2005 will be advancing the welfare of children.

Q14. Why were 47 million shares issued to institutional investors without an offering to individual investors?

A. No securities have been issued to institutional investors without also being offered on the same terms to retail investors.

The 47 million shares you are referring to comprise:

- 15.4 million securities issued under an Institutional Placement in May 2004 done at the same time and on the same terms and price as the non-renounceable 1 for 7 entitlement offer made to all security holders to part fund the acquisition of AWPT3;
- 13.9 million securities issued in November 2004 and 17.8 million securities issued in February 20905 to various institutional investors as underwriters of the Distribution Reinvestment Plan (DRP) on the same terms and price as issued to ordinary security holders who had elected to participate in the DRP.

Australand is seeking ratification of previous issues of stapled securities at the Annual General Meeting because the ASX Listing Rules prohibit Australand issuing more than 15% of Australand's issued capital in any 12 month period unless the issue is subsequently approved by security holders.

Q15. Will the acquisition of AWPT4 and AWPT5 require further capital raising? If so, how many shares will be issued and will there be a share purchase plan for shareholders?

A. Some capital is likely to be raised to fund the acquisition of both AWPT4 and AWPT5. However, the Board is still considering the timing of when it may announce an acquisition proposal and the form of the capital raising and will make an announcement in due course.

Q16. Why don't you allow all shareholders, especially professional investors, to be given the opportunity to take up issues of stapled securities - where up to $5,000 can be issued without a prospectus?

A. Australand does not have in place, nor does it have any plans to put in place, such a share purchase plan whereby professional investors can subscribe for up to $5,000 of securities on an annual basis without the need for the Company to issue a prospectus. We believe the DRP is an appropriate cost effective method for security holders to increase their security holdings on a quarterly basis.

Q17. Could the Company update its shareholders more frequently (in addition to 6 and 12 month reports) of how the business is going etc please?

A. In addition to the Annual and Half Year reports sent to security holders, the Board does provide an update on the business at the Annual General Meeting in April and also gives the market an update (via the ASX) at the time of declaring the September quarter distribution. In addition, all ASX releases are lodged on our website for the convenience of all security holders. As noted in the response to questions 1 & 2 above, security holders may elect to receive notification about company announcements, annual and periodic reports and other company information by email.

Q18. Please consider inviting all shareholders whether or not they wish to receive the Annual Report and sending a notification by email to those shareholders who so elect not to receive an Annual Report.

Q19. Why not do all communications by email? It would prove to be a lot cheaper creating more net income (less costs) and better returns to all investors all round.

A. All security holders are invited to select which information, including the Annual Report, they would like to receive via email. This be done online via Computershare's website (ww.computershare.com.au). If a holder wishes to 'opt out' of receiving an Annual Report, they can access and complete the necessary form from Computershare at www.computershare.com/au/investors and click on the 'Downloadable forms' tab.

In August 2004, we wrote to all security holders inviting them to receive notification about company announcements, annual and periodic reports and other company information by email and provided holders with simple instructions on how make this election online via Computershare's website. We intend to write again this year to all security holders regarding this election.

Q20. Why doesn't Australand prepare a Concise Annual Report?

A. Under the Corporations Act, we are obliged to provide all security holders with a copy of the full Annual Report and because we are a stapled group, we are also obliged to provide all security holders with the financial reports for both Australand Holdings Limited and its controlled entities and Australand Property Trust and its controlled entities, unless a security holder elects to not receive these reports. Presently, it costs Australand approximately $200,000 to produce these reports, despite the fact that approximately 2,000 holders have elected not to receive an Annual Report. As we have only approximately 9,000 security holders, it is not financially viable for us at present to also produce a Concise Annual Report.

Q21. Annual Reports should contain more about the future business and financial situation.

A. Business forecasts are not normally included in Annual Reports as such reports provide financial details of the year past, however the Annual Report does give some commentary on the Outlook for the Group over the coming year. Business forecasts are normally only included in a prospectus when a company is seeking to raise capital and is done so in accordance with the Corporations Act and ASX Listing Rules. The directors believe that it would be prejudicial to the interests of the Group to make any further disclosure in the Annual Report.

Q22. While your performance and Annual Report presentation is excellent, why don't you provide direct crediting of dividends to shareholder's bank accounts - all good companies do so?

A. We certainly encourage all security holders to use direct credit facilities for the receipt of dividends/distributions. In the Welcome Pack sent to all new security holders, each holder is encouraged to nominate to receive dividends/distributions by way of direct credit and the Welcome Pack includes a Direct Credit form to be completed and submitted to Computershare. A copy of this form can be also obtained from either the Company Secretary or from Computershare at www.computershare.com/au/investors and click on the 'Downloadable forms' tab.

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Formation of new subsidiaries

Raffles Holdings Limited (the "Company") wishes to announce that the Company has formed the following wholly-owned subsidiaries. Appended hereunder are the details of the said subsidiaries :-

A. RHL (Management) Pte. Ltd.

Name of Subsidiary	:	RHL (Management) Pte. Ltd.
Principal Activity	:	Management services
Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1.00 each
Issued & Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1
Place of Incorporation	:	Singapore
Directors	:	Ms Leong Wai Leng Ms Emily Chin Mei Fong

B. RHL Capital Pte. Ltd.

Name of Subsidiary	:	RHL Capital Pte. Ltd.
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1.00 each
Issued & Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1
Place of Incorporation	:	Singapore
Directors	:	Ms Leong Wai Leng Ms Emily Chin Mei Fong

By Order of the Board

Emily Chin
Company Secretary
26 April 2005

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Tan Wah Nam
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2005 17:24:07
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title * DATE OF RELEASE OF FIRST QUARTER 2005 FINANCIAL RESULTS

Description

CapitaLand Limited wishes to announce that it will release its financial results for the first quarter ended 31 March 2005 on Thursday, 5 May 2005.

By Order of the Board

Tan Wah Nam
Company Secretary
27 April 2005

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND MANAGEMENT & CONSULTING (CHINA) CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary in The People's Republic of China :-

Name	:	CapitaLand Management & Consulting (China) Co., Ltd. ("CMC China")
Principal Activity	:	Management consulting
Registered Capital	:	USD140,000

CMC China is an indirect wholly-owned subsidiary of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
27 April 2005

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD ENDED 31 MARCH 2005
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 3 months ended 31 March 2005 S$'000	 3 months ended 31 March 2004 S$'000	% +/-
Revenue	A.1	99,662	50,483	97%
Cost of sales		(73,554)	(35,003)	110%
Gross profit	A.1	26,108	15,480	69%
Other operating income		806	1,307	-38%
Administrative expenses	A.2	(9,011)	(6,037)	49%
Other operating expenses		(122)	(80)	53%
Profit from operations		17,781	10,670	67%
Share of results of associates and jointly controlled entities	A.3	(1,470)	3,528	-142%
Foreign exchange (loss) / gain	A.4	(1,049)	629	-267%
Interest income		2,194	1,789	23%
Finance costs	A.5	(11,459)	(6,300)	82%
Profit from ordinary activities before taxation		5,997	10,316	-42%
Taxation		(1,414)	(3,652)	-61%
Profit from ordinary activities after taxation		4,583	6,664	-31%
Minority interests		(2,147)	(1,680)	28%
Net profit attributable to shareholders	A.6	2,436	4,984	-51%

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for 1Q 2005 included effects of the following events:

1. Citadines, the European chain of serviced residences, became a wholly owned subsidiary effective from 29 October 2004. In 1Q 2004, Citadines' results were accounted for as a jointly controlled entity as the Group only owned a 50% interest at that time, whereas in 1Q 2005, Citadines' results were consolidated as a wholly owned subsidiary.
2. Divestment of The Ascott Singapore and Scotts Shopping Centre on 7 September 2004.

A.1 Revenue and Gross Profit

Revenue

Revenue for 1Q 2005 surged 97% to S$99.7 million, from S$50.5 million in the corresponding period last year. The increase was mainly due to improved performance by the Group's serviced residences operating in China in addition to the consolidation of Citadines' results.

Gross profit

1Q 2005 gross profit recorded a robust growth of S$10.6 million or 69% over the same period last year with higher contributions from all the regions, particularly China and Europe.

Gross profit margin for the serviced residence segment recorded an improvement over 1Q 2004, not withstanding that 1Q 2005 included 100% of Citadines' results, which is a seasonally low business period in Europe. Overall, Group's gross profit margin decreased from 31% to 26% in 1Q 2005 due to lower contribution from the retail and others segment.

A.2 Administrative expenses

The higher administrative expenses in 1Q 2005 were mainly due to higher depreciation charges resulting from the consolidation of Citadines' depreciation charges. Excluding Citadines, administrative expenses for 1Q 2005 were about 8% lower than 1Q 2004.

A.3 Share of results of Associates and Jointly Controlled Entities

	GROUP 3 months ended		
	31 March 2005 S$'000	31 March 2004 S$'000	% +/-
The Group's share of operating results of :			
Associates	1,060	572	85%
Jointly controlled entities	(2,530)	2,956	-186%
	(1,470)	3,528	-142%

Associates

Share of results of associates in 1Q 2005 as compared to 1Q 2004 was higher mainly due to increased contributions from the Group's improved serviced residences' performance in China and Malaysia.

Jointly controlled entities

In 1Q 2004, the Group's share of results of jointly controlled entities included 50% share of Citadines' results and a S$4.4 million prior year pre-tax profit adjustment to align Citadines' FY 2003 estimated results to its audited financial statements. In 1Q 2005, Citadines' results were consolidated as a wholly owned subsidiary.

A.4 Foreign Exchange (Loss) / Gain

The foreign exchange loss incurred in 1Q 2005 resulted mainly from exchange losses of S$1.2 million arising from compliance with the new Financial Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement (see paragraphs 4 and 5 on pages 11 & 12).

A.5 Finance costs

Finance cost increased by 82% to S$11.5 million in 1Q 2005 from S$6.3 million in 1Q 2004. This increase was mainly due to consolidation of Citadines' interest expense.

A.6 Net Profit

Net profit of S$5.0 million for 1Q 2004 included a S$3.0 million prior year (2003) profit adjustment for Citadines' results.

Net profit for 1Q 2005 was S$2.4 million. Operating results for first quarter is lower than the other quarters due to seasonality as business travel in the winter months in Europe decreases. Net profit for 1Q 2005 was 20% or S$0.4 million higher than the corresponding period last year, after taking into consideration the prior year profit adjustment of S$3.0 million included in 1Q 2004 results.

The increase was due to:	S$ million
(i) strong improvement in operating performances, mainly contributed by the Group's serviced residences in China and Europe	6.0
partly offset by:	
(ii) a charge arising from compliance with the new Financial Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement (See paragraphs 4 and 5 on pages 11 & 12)	(2.3)
(iii) loss of contributions from properties divested in second half of 2004	(3.3)

A.7 Profit before taxation includes the following significant items:

	GROUP 3 months ended		
	31 March 2005 S$'000	31 March 2004 S$'000	% +/-
Depreciation and amortisation*	(5,740)	(2,221)	158%
Staff costs*	(27,001)	(12,073)	124%
Operating lease rental*	(16,595)	(7,961)	108%

* The increase in 1Q 2005 expenses over 1Q 2004 was mainly due to consolidation of Citadines' results.

A.8 Earnings before interest, taxation, depreciation and amortisation ("EBITDA"):

	GROUP 3 months ended 31 March 2005 S$'000	GROUP 3 months ended 31 March 2004 S$'000	% +/-
Profit before taxation	5,997	10,316	-42%
Add:			
Finance costs	11,459	6,300	82%
Group EBIT	**17,456**	**16,616**	**5%**
Add:			
Depreciation and amortisation	5,740	2,221	158%
Group Operating EBITDA	**23,196**	**18,837**	**23%**
Comprising:			
Serviced residence	21,284	14,108	51%
Retail and others	1,912	4,729	-60%
	23,196	**18,837**	**23%**

The increase in Group operating EBITDA was driven by the serviced residence segment which saw an increase of 51% or S$7.2 million from the same period last year. Operating EBITDA of retail and others segment was lower in 1Q 2005 as compared to 1Q 2004 mainly due to divestment of Scotts Shopping Centre in September 2004.

1(b)(i) BALANCE SHEET

	Note	GROUP 31/03/2005 S$'000	GROUP 31/12/2004 S$'000	COMPANY 31/03/2005 S$'000	COMPANY 31/12/2004 S$'000
Non-Current Assets					
Property, plant and equipment		106,234	104,464	991	1,124
Intangible assets		30,667	29,838	-	-
Investment properties		1,884,744	1,877,267	-	-
Properties under development		12,377	12,853	-	-
Interest in subsidiaries		-	-	381,575	383,484
Interest in associates and jointly controlled entities		160,277	158,970	2,893	2,936
Other financial assets		1,286	1,338	-	-
Deferred tax assets		14,373	13,408	-	-
		2,209,958	2,198,138	385,459	387,544
Current Assets					
Properties held for sale		23,316	23,284	-	-
Inventories		823	857	-	-
Trade receivables		24,174	26,229	-	27
Other receivables		115,687	125,812	206,347	200,117
Cash and bank balances		133,859	117,229	859	652
		297,859	293,411	207,206	200,796
Current Liabilities					
Bank overdraft (unsecured)	1b(ii)	(5,385)	(12,715)	-	-
Trade payables		(15,402)	(21,888)	-	(302)
Other payables		(170,115)	(182,574)	(70,064)	(67,059)
Interest bearing liabilities	1b(ii)	(332,702)	(517,514)	-	-
Current tax payable		(14,964)	(17,895)	(3,486)	(3,571)
		(538,568)	(752,586)	(73,550)	(70,932)
Net Current (Liabilities) / Assets		(240,709)	(459,175)	133,656	129,864
		1,969,249	1,738,963	519,115	517,408
Non-Current Liabilities					
Interest bearing liabilities	1b(ii)	(600,982)	(355,720)	-	-
Amount due to minority shareholders of subsidiaries		(3,855)	(4,102)	-	-
Deferred income		(8,178)	(8,438)	-	-
Deferred tax liabilities		(22,113)	(19,929)	(885)	(885)
		(635,128)	(388,189)	(885)	(885)
Net Assets		1,334,121	1,350,774	518,230	516,523
Capital and Reserves					
Share capital		312,318	310,988	312,318	310,988
Reserves		913,570	924,091	205,912	205,535
Shareholders' Equity		1,225,888	1,235,079	518,230	516,523
Minority interests		108,233	115,695	-	-
Total Equity		1,334,121	1,350,774	518,230	516,523

1(b)(ii) Group Borrowings (including finance leases)

		As at 31/03/2005 S$'000	As at 31/12/2004 S$'000
Repayable in one year or less or on demand			
- Secured		122,240	277,942
- Unsecured		215,847	252,287
		338,087	530,229
Repayable after one year			
- Secured		600,982	355,720
- Unsecured		-	-
		600,982	355,720
Total	(1)	939,069	885,949

(1) The increase in secured borrowings repayable after one year in 1Q 2005 was mainly due to the refinancing of Citadines' loans of approximately S$240 million that were previously classified as repayable within one year.

.**Details of collateral**

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale;
- Pledge of shares of some subsidiaries; and
- Pledge of fixed deposits of a subsidiary.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	3 months ended	
	31/03/2005 S$'000	31/03/2004 S$'000
Operating Activities		
Profit from ordinary activities before taxation	5,997	10,316
Adjustments for:		
Accretion of deferred income	(690)	(547)
Depreciation of property, plant and equipment	5,277	2,221
Depreciation of investment properties	446	-
Amortisation of intangible assets	17	-
Impairment loss on investments	-	(54)
Gain on disposal of:		
- property, plant and equipment	36	-
Interest expense	11,431	6,192
Interest income	(2,194)	(1,789)
Share of results of associates and jointly controlled entities	1,470	(3,528)
Share option and performance share expense	287	146
Operating profit before working capital changes	22,077	12,957
Changes in working capital	(9,746)	(6,722)
Cash generated from operations	12,331	6,235
Income tax paid	(4,459)	(468)
Proceeds from sale of golf memberships	134	709
Cash flows from operating activities	8,006	6,476
Investing Activities		
Interest received	2,381	1,789
Acquisition of property, plant and equipment	(8,420)	(2,289)
Proceeds from disposal of:		
- property, plant and equipment	36	19
Investment in associates and jointly controlled entities	(6,694)	(1,731)
Dividends from associates and jointly controlled entities	266	1,487
Acquisition of investment properties and properties under development	(68)	(25)
Cash flows from investing activities	(12,499)	(750)
Financing Activities		
Proceeds from shares issued under share option scheme	2,091	208
Interest paid	(10,365)	(6,192)
Loan related expenses paid	(6,020)	-
Dividends paid to minority interest	(7,619)	-
Proceeds/ (Repayments) of bank borrowings	51,214	(4,843)
Repayment of finance lease liability	(849)	-
Fixed deposits pledged as securities	421	1,281
Cash flows from financing activities	28,873	(9,546)

	3 months ended	
	31/03/2005 S$'000	31/03/2004 S$'000
Increase / (decrease) in cash & cash equivalents	24,380	(3,820)
Cash and cash equivalents at beginning of the period	86,833	67,170
Effect of exchange rate changes on balances held in foreign currencies	548	453
Cash and cash equivalents at end of the period	111,761	63,803

Cash and cash equivalents at end of period comprises:

Cash & Bank Balances	133,859	87,667
Fixed deposits pledged as security for term loan	(16,713)	(19,989)
Bank overdraft	(5,385)	(3,875)
Cash and cash equivalents at end of the period	111,761	63,803

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP															
At 1 January 2005	310,988	291,812	74,231	-	504	95,136	396,000	-	5,474	-	(31,575)	91,548	1,234,118	115,695	1,349,813
Effect of adopting FRS 39	-	-	-	-	-	-	-	-	-	(5,242)	24,656	(28,309)	(8,895)	-	(8,895)
Effect of adopting FRS 102	-	-	-	-	-	-	-	1,843	-	-	-	(882)	961	-	961
As restated	310,988	291,812	74,231	-	504	95,136	396,000	1,843	5,474	(5,242)	(6,919)	62,357	1,226,184	115,695	1,341,879
Issue of shares under Share Option Plan	1,286	760	-	-	-	-	-	-	-	-	-	-	2,046	-	2,046
Issue of performance shares	44	-	-	-	-	-	-	-	-	-	-	-	44	-	44
Stock option / performance share expense	-	-	-	-	-	-	-	287	-	-	-	-	287	-	287
Hedging movement for period	-	-	-	-	-	-	-	-	-	2,089	-	-	2,089	-	2,089
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	(7,133)	-	(7,133)	-	(7,133)
Translation adjustment	-	-	(48)	-	(17)	-	-	-	-	-	-	-	(65)	(1,990)	(2,055)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	2,436	2,436	2,147	4,583
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,619)	(7,619)
At 31 March 2005	312,318	292,572	74,183	-	487	95,136	396,000	2,130	5,474	(3,153)	(14,052)	64,793	1,225,888	108,233	1,334,121

S$'000	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
At 1 January 2004	310,263	291,309	138,641	10,958	201	95,136	396,000	-	5,474	-	(17,916)	11,857	1,241,923	95,901	1,337,824
Effect of adopting FRS 102	-	-	-	-	-	-	-	842	-	-	-	(277)	565	-	565
Effect of adopting FRS 103	-	-	-	(10,958)	-	-	-	-	-	-	-	42,427	31,469	-	31,469
As restated	310,263	291,309	138,641	-	201	95,136	396,000	842	5,474	-	(17,916)	54,007	1,273,957	95,901	1,369,858
Issue of shares under Share Option Plan	121	88	-	-	-	-	-	-	-	-	-	-	209	-	209
Stock option expense	-	-	-	-	-	-	-	146	-	-	-	-	146	-	146
Share of surplus on revaluation of investment properties of associates and jointly controlled entities	-	-	181	-	-	-	-	-	-	-	-	-	181	-	181
Revaluation deficit on investment properties			(255)							-	-	-	(255)	-	(255)
Foreign exchange differences	-	-	-	-	-	-	-	-	-	-	(6,786)	-	(6,786)	-	(6,786)
Translation adjustment	-	-	(449)	-	(2)	-	-	-	-	-	-	-	(451)	4	(447)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	4,984	4,984	1,680	6,664
At 31 March 2004	310,384	291,397	138,118	-	199	95,136	396,000	988	5,474	-	(24,702)	58,991	1,271,985	97,585	1,369,570

S$'000	Share Capital	Share Premium	Revaluation Reserve	Capital Reduction Reserve	Foreign Currency Translation Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY								
At 1 January 2005	310,988	49,331	-	95,136	(1,448)	-	62,516	516,523
Effect of adopting FRS 102	-	-	-	-	-	1,843	(882)	961
As restated	310,988	49,331	-	95,136	(1,448)	1,843	61,634	517,484
Issue of shares under Share Option Plan	1,286	760	-	-	-	-	-	2,046
Issue of performance shares	44	-	-	-	-	-	-	44
Stock option / performance share expense	-	-	-	-	-	287	-	287
Loss for the period	-	-	-	-	-	-	(1,631)	(1,631)
At 31 March 2005	312,318	50,091	-	95,136	(1,448)	2,130	60,003	518,230
At 1 January 2004	310,263	48,828	18,694	95,136	(313)	-	26,001	498,609
Effect of adopting FRS 102	-	-	-	-	-	842	(277)	565
As restated	310,263	48,828	18,694	95,136	(313)	842	25,724	499,174
Issue of shares under Share Option Plan	121	88	-	-	-	-	-	209
Stock option expense	-	-	-	-	-	146	-	146
Foreign currency translation differences	-	-	-	-	(195)	-	-	(195)
Profit for the period	-	-	-	-	-	-	4,087	4,087
At 31 March 2004	310,384	48,916	18,694	95,136	(508)	988	29,811	503,421

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2004, the issued and paid up capital of the Company increased by S$1,330,450 to S$312,318,068 as a result of the exercise of share options (S$1,286,650) and the issue of performance shares (S$43,800) under The Ascott Share Option Plan (the "Plan") and The Ascott Performance Share Plan respectively.

Share Options

As at 31 March 2005, there were 52,284,750 (31/12/04: 50,608,500) unissued ordinary shares of S$0.20 each of the Company under the Plan. Movements are as follows:

As at 1 January 2005	50,608,500
Granted during the financial period	9,124,000
Cancelled/Lapsed during the financial period	(1,014,500)
Exercised during the financial period	(6,433,250)
As at 31 March 2005	52,284,750

Performance Shares

As at 31 March 2005, there were 1,900,000 (31/12/04: 3,400,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. Movements are as follows:

As at 1 January 2005	3,400,000
Issued during the financial period	(219,000)
Cancelled/Lapsed during the financial period	(1,281,000)
As at 31 March 2005	1,900,000

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

Except for the adoption of Financial Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement and FRS 102 Share Based Payment that are mandatory for financial years beginning on or after 1 January 2005, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004. Please refer to Paragraph 5 for more details on the change of accounting policies.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

The Group applied new FRS 39 Financial Instruments: Recognition and Measurement and FRS 102 Share Based Payment with effect from 1 January 2005.

FRS 39

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the opening balances in the balance sheet as at 1 January 2005.

FRS 102

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company currently has share-based incentive plans such as The Ascott Share Option Plan and The Ascott Performance Share Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested at 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 are restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 39 and FRS 102 is as follows:

	Group S$'000
Net profit before change in accounting policy	5,011
Effect of compliance with the new standards	
- Decrease in net profit due to FRS 39	
Foreign exchange loss – fair value hedges	(1,248)
Financing cost – mainly hedging cost	(1,067)
- Share option expense recognised due to FRS 102	(260)
Net profit after change in accounting policy	2,436
Opening revenue reserve at 1 January 2005 before change in accounting policy	91,548
- Mainly hedging cost transferred from FCTR due to FRS 39 (see @ below)	(24,656)
- Loss on recognition of fair value of derivative liabilities	(3,653)
- Share option expense recognised due to FRS 102	(882)
Opening revenue reserve at 1 January 2005 after change in accounting policy	62,357
Foreign currency translation reserve ("FCTR") at 1 January 2005 before change in accounting policy	(31,575)
- Mainly hedging cost transferred to revenue reserve due to FRS 39 @	24,656
FCTR at 1 January 2005 after change in accounting policy	(6,919)

Apart from FRS 39 and FRS 102, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1: Presentation of Financial Statements, with the 2004 comparatives restated to conform with current year's presentation.

6. **Earnings in cents per ordinary share based on profits attributable to Members of the Company**

	GROUP 3 months ended	
	31/03/2005	31/03/2004
(i) Based on existing issued share capital (cts) #	0.16	0.32
(ii) On a fully diluted basis (cts) +	0.16	0.32

Net earnings per share calculation is based on the weighted average number of 1,560,888,655 shares of S$0.20 each in issue in 1Q 2005 (1Q 2004: 1,551,722,425 shares) taking into consideration *the issue of 6,652,250 ordinary shares upon exercise of share options and performance shares.*

+ The fully diluted earnings per share is based on the weighted average number of 1,568,277,632 shares of S$0.20 each in issue for 1Q 2005 (1Q 2004: 1,567,625,622 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	GROUP	
	31/03/2005	31/12/2004
NAV per share	78.5	79.4

Net asset value per share calculation is based on the issued shares of 1,561,590,342 as at 31 March 2005 (31 December 2004: 1,554,938,092 shares).

The slight decrease in NAV per share was mainly due to the recognition of net derivative liabilities of about S$10 million arising from compliance with the new FRS 39.

8(i) Group Performance Review

(a) Revenue

	Ref	3 months ended 31 March 2005 S$' million	31 March 2004 S$' million	Variance S$' million	%
Serviced Residence		94.4	41.3	53.1	*129*
Retail and Others		5.3	9.2	(3.9)	*(42)*
	1(a)(i)	99.7	50.5	49.2	*97*
Serviced Residence					
Singapore		9.0	10.6	(1.6)	*(15)*
South East Asia		12.2	11.4	0.8	*7*
North Asia		6.8	5.2	1.6	*31*
Australia and New Zealand		12.5	11.5	1.0	*9*
Europe		53.9	2.6	51.3	*1,973*
		94.4	41.3	53.1	*129*

Revenue for 1Q 2005 surged 97% from S$50.5 million in 1Q 2004 to S$99.7 million in 1Q 2005. The increase in revenue was mainly attributable to growth and expansion in the Group's serviced residence segment partly offset by a decrease in revenue in the Group's retail and others segment.

Revenue from serviced residence segment grew strongly by 129% to S$94.4 million in 1Q 2005. The increase was mainly due to improved performance by the Group's serviced residence operations in China in addition to the consolidation of Citadines' results.

Revenue from the retail and others segment decreased 42% to S$5.3 million in 1Q 2005. This was mainly due to loss of contribution from Scotts Shopping Centre, divested in September 2004.

(b) Group Operating EBITDA

	Ref	3 months ended 31 March 2005 S$' million	31 March 2004	Variance S$'M	%
Serviced Residence		21.3	14.1	7.2	*51*
Retail and Others		1.9	4.7	(2.8)	*(60)*
	A.8	23.2	18.8	4.4	*23*
Serviced Residence					
Singapore		3.6	4.5	(0.9)	*(20)*
South East Asia		9.1	8.9	0.2	*2*
North Asia		4.3	2.7	1.6	*59*
Australia and New Zealand		(0.9)	(2.3)	1.4	*61*
Europe		10.6	2.9	7.7	*266*
Unallocated items (including foreign exchange differences)		(5.4)	(2.6)	(2.8)	*(108)*
		21.3	14.1	7.2	*51*

Group operating EBITDA for 1Q 2005 improved 23% to S$23.2 million, from S$18.8 million in the same period last year. The increase in Group operating EBITDA was driven by strong operating performance from serviced residence segment, partially offset by lower contribution from retail and others segment.

Operating EBITDA of the serviced residence segment improved significantly by 51% to S$21.3 million in 1Q 2005. The increase was mainly due to higher contributions from all the regions, especially China and Europe. Operating EBITDA for South East Asia posted a marginal increase despite the security issues in Indonesia and loss of contribution from Somerset Lakepoint in Thailand divested in June 2004. Operating EBITDA for Singapore decreased from S$4.5 million in 1Q 2004 to S$3.6 million in 1Q 2005. The decrease was mainly due to loss of contribution from The Ascott Singapore, divested in September 2004. On the same store basis, operating EBITDA for Singapore improved over 1Q 2004.

Operating EBITDA of retail and others segment was lower in 1Q 2005 as compared to 1Q 2004 mainly due to sale of Scotts Shopping Centre in 2004.

(c) Net Profit

Net profit of S$5.0 million for 1Q 2004 included a S$3.0 million prior year (2003) profit adjustment for Citadines' results.

Net profit for 1Q 2005 was S$2.4 million. Operating results for first quarter is lower than the other quarters due to seasonality as business travel in the winter months in Europe decreases. Net profit for 1Q 2005 was 20% or S$0.4 million higher than the corresponding period last year, after taking into consideration the prior year profit adjustment of S$3.0 million included in 1Q 2004 results.

The increase was due to:		S$ million
(i)	strong improvement in operating performances, mainly contributed by the Group's serviced residences in China and Europe	6.0
partly offset by:		
(ii)	*a charge arising from compliance with the new Financial* Reporting Standard ("FRS") 39 Financial Instruments: Recognition and Measurement (See paragraphs 4 and 5 on pages 11 & 12)	(2.3)
(iii)	loss of contributions from properties divested in second half of 2004	(3.3)

8(ii) Additional Information:-

Operational review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned (wholly, majority and minority), leased and managed properties (i.e. System-Wide).

Revenue Analysis (System-Wide)	3 months ended 31 March 2005 S$'million	%	31 March 2004 S$'milion	%
Singapore	11.4	*8*	9.7	*8*
South East Asia	26.2	*18*	22.8	*17*
North Asia	22.5	*16*	20.1	*15*
Australia and New Zealand	14.3	*10*	13.0	*10*
Europe	68.8	*48*	66.0	*50*
	143.2	*100*	131.6	*100*

System-wide performance - 1Q 2005 versus 1Q 2004

In 1Q 2005, total revenue under management by the Group ("system-wide revenue") grew S$12 million or 9% to S$143 million. Higher revenue was underpinned by a healthy S$10 increase in overall revenue per available room ("REVPAR") from S$105 in 1Q 2004 to S$115 in 1Q 2005. Strong growth in REVPAR was achieved through successful sales and marketing initiatives implemented across all the regions as the Group continues to enjoy strong brand recognition worldwide.

Key Markets Review – 1Q 2005 versus 1Q 2004

Singapore

In Singapore, the Group's serviced residence performed well with an overall REVPAR of S$127 for 1Q 2005, an increase of 6% compared with S$120 in 1Q 2004. Overall occupancy rate remained strong. This was attributed to several timely sales initiatives embarked upon to continue to capitalise on the positive market conditions, such as the Kris Flyer Program, Citibank Promotion, Fine Living Package.

South East Asia
(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

The South East Asia markets achieved an overall REVPAR of S$76 for 1Q 2005, an increase of 7% compared with S$71 in 1Q 2004.

In Vietnam, overall REVPAR was S$111, an increase of 3% compared with S$108 in 1Q 2004. In 1Q 2005, a new initiative was implemented, the Business Traveller's Package, to tap on the growing corporate transient customers and to further secure its leadership position. The Group's quality performance was officially recognised for the third consecutive year by the Vietnam Guide Awards for Best Service in Serviced Apartments. Somerset Grand Hanoi was a third time winner and Somerset Ho Chi Minh City received the award for the second year.

In Thailand, overall REVPAR was S$76, an increase of 15% compared with S$66 in 1Q 2004. The strong improvement was bolstered by healthy occupancy and a double-digit growth in average rates in 1Q 2005.

In Indonesia, overall REVPAR was S$61, up 5% from S$58 in 1Q 2004. The operation performed well despite a challenging business environment and amidst continued security concerns in the country.

In Philippines, overall REVPAR was S$61, an increase of 15% compared with S$53 in 1Q 2004. This was mainly contributed by a 10 percentage points increase in occupancy rate compared with 1Q 2004 as business sentiments and investors' confidence improved with the country's stabilising security.

In Malaysia, overall REVPAR was S$86, an increase of 9% compared with S$79 in 1Q 2004. Higher corporate transient traffic and extended leisure bookings due to festive holidays falling on weekends, contributed to the good performance in 1Q 2005.

North Asia
(China and Japan)

In China, overall REVPAR was S$137, an increase of 15% compared with S$119 in 1Q 2004. The significant pick up was achieved by increase in both the average rates and occupancy as a result of higher arrivals of expatriates from increased business activities.

In Japan, overall REVPAR was S$163, an increase of 36% compared with S$120 in 1Q 2004. This was encouraged by growth in both the average rates and occupancy. The strong performance was due to increased marketing initiatives to capture the growing international serviced residence market on the back of a recovery in consumer and business sentiment.

Australia and New Zealand

In Australia and New Zealand, overall REVPAR was S$135, an increase of 21% compared with S$112 in 1Q 2004. The significant growth was mainly driven by strong build up in occupancy. This was the result of successful and aggressive sales and marketing strategies to boost revenue.

Europe

In France, REVPAR was S$113, an increase of 6% compared with S$107 in 1Q 2004. This was attributed to a marginal increase in both the average rates and occupancy. The main contribution came from Paris which achieved a 10 percentage points increase in REVPAR compared with 1Q 2004 on the back of improved market sentiments.

In United Kingdom, REVPAR was S$169, an increase of 10% compared with S$154 in 1Q 2004. The increase was supported by better occupancy and marginal improvement in average rates with the recovery of the hospitality sector.

In Belgium, REVPAR was S$86 and on par with 1Q 2004. In Spain, REVPAR was S$160 compared with S$143 in 1Q 2004, an increase of 12%, backed by strong occupancy. In Germany, REVPAR was S$74, an increase of 17%, compared with S$63 in 1Q 2004.

Note :
The system-wide revenue and REVPAR for 2005 have been translated at 2005 exchange rates for analysis purposes.

Investment review
In 1Q 2005, the Group added 587 units to its inventory.

Thailand
The Group secured the management of a prime serviced residence off Sathorn Road, the city's main financial district. The 243-units stylish property will be renovated and launched as Somerset Park Suanplu in 2005.

Indonesia
A contract to manage a new 152-unit serviced residence in South Jakarta was concluded. Somerset Berlian, scheduled to open in 2006, offers stylish two and three bedroom suites located in the prime Permata Hijau residential area, within 15-minutes drive from Jakarta's financial district.

Investment review (cont'd)

China
In line with the Group's strategy to extend its leadership of China's serviced residence industry, the Group committed to invest S$33 million to acquire a serviced residence development in Guangzhou. The development, which comprises a 192-units serviced apartment block and a clubhouse, is located in Guangzhou's "Wall Street" Tianhe East Road and is expected to be completed in 2007.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. Prospects

Net profit for 2Q 2005 is expected to be higher than 1Q 2005. For FY 2005, we expect profit from operations to be higher than FY 2004.

11. Dividends

No interim dividend for the period ended 31 March 2005 is recommended.

12. Interested Person Transactions

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	1Q 2005	1Q 2005
	S$'000	S$'000
CapitaLand Ltd and its associates		
Acquisition of shares in Hong Kong Wing Ching Group Company Limited	33,000^	-
Car park lease income	-	375

*The aggregate value is for the contract period
^ Refer to announcement dated 14 January 2005

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Shan Tjio
Company Secretary

Singapore
27 April 2005

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6 220 8222
Facsimile
(65) 6 227 2220
Website
www.the-ascott.com
A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

April 27, 2005
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Achieves Robust Serviced Residence Revenue Growth

Group	*1Q 05* *S$ m*	*1Q 04* *S$ m*	*Change*
Revenue	**99.7**	50.5	*97%*
Operating EBITDA	**23.2**	18.8	*23%*
Net Profit	**2.4**	5.0	*-51%*
Earnings Per Share (diluted)	**0.16 cts**	0.32 cts	
Net Asset Value Per Share	**78.5 cts** *(at end Mar 05)*	79.4 cts *(at end Dec 04)*	

The Ascott Group's first quarter revenue surged 97 per cent to S$99.7 million, led by a strong 129 per cent growth in its serviced residence revenue to S$94.4 million. This was due to the improved performance of its serviced residences in China and contribution from Citadines, which it fully acquired at end October last year.

Ascott's operating EBITDA increased 23 per cent to S$23.2 million in the first quarter 2005, due to the stronger performance of its serviced residences across all the regions. The serviced residence segment contributed S$21.3 million to the group's operating EBITDA, achieving a robust 51 per cent growth from the first quarter last year.

Ascott's net profit for the first quarter 2005 was S$2.4 million. The first quarter 2004 net profit of S$5.0 million had included a one-time S$3.0 million prior year profit adjustment for Citadines' results. Excluding the adjustment, Ascott's net profit for the first quarter this year would have been 20 per cent or S$0.4 million higher than in the first quarter last year.

The first quarter 2005 net profit had also included a S$2.3 million charge, from the group's compliance with the new Financial Reporting Standard 39, where changes in the fair value of certain financial instruments were recognised in the 2005 profit and loss account.

Mr Cameron Ong, Ascott's chief executive officer, said that earnings in the next quarters are expected to be higher, as business travel significantly increases in spring and summer in Europe. The first quarter is seasonally lower, due to the drop in business travel in winter.

He added that the integration of Citadines and Ascott's operations, which is currently underway, would lead to increased cross-selling and marketing by the second half of the year.

Net profit in the second quarter is expected to be higher than in the first quarter this year. For full year 2005, profit from operations is expected to be higher than in 2004.

Improved Occupancy and Rates In All Regions

In the first quarter, revenue per available room (RevPAR) improved at Ascott residences in all the regions. RevPAR increases were highest in China, Japan, Australia / NZ, Thailand and Philippines where they rose 15 per cent or more.

In China, RevPAR surged 15 per cent to S$137, compared to the first quarter last year. The increase was due to higher rates and occupancies, driven by the higher expatriate arrivals and increased foreign business activity in the country. In Thailand, RevPAR grew 15 per cent to S$76, due to healthy occupancies and higher rates.

The first quarter saw the group adding 587 serviced residence units to its inventory. Ascott secured the management of the 243-unit Somerset Park Suanplu in Bangkok's CBD, and the 152-unit Somerset Berlian in Jakarta. It also acquired a stake in the 192-unit The Ascott Guangzhou in the city's 'Wall Street' Tianhe East Road, as part of its strategy to extend its leadership in China.

The Ascott Group is a leading international serviced residence operator in Europe, Asia Pacific and the Gulf region, with more than 14,000 units spanning 40 cities in 17 countries. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : April 27, 2005

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

About The Ascott Group

The Ascott Group is a leading international serviced residence company with over 14,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its upper-tier Somerset brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. The group took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 88 cities in 30 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

AUSTRALAND

AUSTRALAND PROPERTY GROUP

27 April 2005

ASX ANNOUNCEMENT

ANNUAL AND GENERAL MEETINGS
OUTCOME OF RESOLUTIONS PUT TO MEETINGS

In accordance with section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, Australand Property Group advises the outcome of each resolution put to the Annual and General Meetings yesterday is as follows:

RE-ELECTION OF DIRECTORS

RESOLUTION 1

Ian Farley Hutchinson - passed on a show of hands as an ordinary resolution of Australand Holdings Limited. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Open	Abstain
158,137,525	4,626,946	4,681,510	1,581,958

RESOLUTION 2

Lui Chong Chee - passed on a show of hands as an ordinary resolution of Australand Holdings Limited. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Open	Abstain
99,789,504	60,929,433	4,691,625	3,617,377

RATIFICATION OF PREVIOUS ISSUES OF STAPLED SECURITIES

RESOLUTION 3

Passed on a poll as a special resolution of Australand Property Trust and as an ordinary resolution of Australand Holdings Limited. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Abstain
528,799,502	498,603	84,929,610

RESOLUTION 4

Passed on a poll as a special resolution of Australand Property Trust and as an ordinary resolution of Australand Holdings Limited. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Abstain
547,616,917	379,260	86,383,920

RESOLUTION 5

Passed on a poll as a special resolution of Australand Property Trust and as an ordinary resolution of Australand Holdings Limited. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Abstain
541,166,529	389,883	86,365,613

AMENDMENT TO AUSTRALAND PROPERTY TRUST'S CONSTITUTION

RESOLUTION 6

Passed on a poll as a special resolution of Australand Property Trust. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Abstain
635,834,943	332,110	543,373

NON-EXECUTIVE DIRECTORS' REMUNERATION

RESOLUTION 7

Passed on a show of hands as an ordinary resolution of Australand Holdings Limited. The total number of votes exercisable by all validly appointed proxies were:

For	Against	Open	Abstain
113,420,422	40,124,993	2,714,007	10,501,589

APPOINTMENT OF CORPORATE REPRESENTATIVE

Ausprop Holdings Limited appointed Ms Rita Lau Chen Chen, or failing her, Mr Brendan Patrick Crotty its representative and directed that its 367,025,269 stapled securities be voted in favour of each resolution.

Austvale Holdings Ltd appointed Ms Stella Yeak Shuk Phin, or failing her, Mr Brendan Patrick Crotty as its representative and directed that its 98,278,470 stapled securities be voted in favour of each resolution.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

82 - 4507

CAPITALAND LIMITED (REGN. NO: 198900036N)

SIGNING OF AGREEMENTS TO ACQUIRE ANZHEN SHOPPING MALL

CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail Beijing Anzhen Real Estate Co., Ltd (北京凯德安贞商用房地产有限公司) ("CapitaRetail Anzhen"), has today entered into sale and purchase agreements (the "Anzhen Agreements") with Beijing Hualian Department Store Co., Ltd (北京华联商厦股份有限公司) ("Beijing Hualian Store") and Beijing Jingwei Pte Ltd (北京经纬中联商业发展有限公司) ("Jing Wei") to acquire the whole of Anzhen Shopping Mall (安贞华联商厦).

This is pursuant to the co-operative agreement entered into between CapitaLand Retail China Pte. Ltd. ("CapitaLand Retail China"), a wholly-owned subsidiary of CapitaLand, and Beijing Hualian Group Investment Holding Co., Ltd. (北京华联集团投资控股有限公司) ("Beijing Hualian") on 4 January 2005 (the "Co-operative Agreement") and announced on 4 January 2005 (the "Earlier Announcement").

The acquisition of the whole of Anzhen Shopping Mall will be for a consideration of RMB690 million (approximately S$136.2 million) (the "Purchase Price"). Beijing Hualian Store is an associated company of Beijing Hualian and Jing Wei is a subsidiary of Beijing Hualian. The completion of the acquisition of Anzhen Shopping Mall is expected to be in May/June 2005, subject to obtaining the requisite regulatory approvals and consents.

CapitaRetail Anzhen has today also entered into a lease agreement with Beijing Hualian Store for the whole of Anzhen Shopping Mall to be let out for a period of 20 years to the latter upon the completion of the acquisition of Anzhen Shopping Mall.

CapitaLand Retail China and Beijing Hualian have today also entered into a supplemental agreement to the Co-operative Agreement (the "Supplemental Agreement"). The Supplemental Agreement provides, *inter alia*, that Beijing Hualian must obtain certain approvals required for the pre-sale of Wangjing Shopping Mall (望京华联商厦), a development which is currently under construction, by 31 August 2005. Failing which, CapitaLand Retail China has the right, exercisable within the 30-day period immediately following 31 August 2005, to require Beijing Hualian to indirectly repurchase the entire Anzhen Shopping Mall through purchasing the shares of either CapitaRetail Anzhen or the holders of the shares of CapitaRetail Anzhen at an amount comprising the Purchase Price and any taxes and costs incurred by CapitaLand Retail China in acquiring Anzhen Shopping Mall.

The rationale for the acquisitions of Anzhen Shopping Mall and Wangjing Shopping Mall (together, the "Acquisitions"), the method of financing and the financial effects of the Acquisitions have been disclosed in the Earlier Announcement.

Copies of the Anzhen Agreements and the Supplemental Agreement are available for inspection during normal business hours at the registered office of CapitaLand at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of three months commencing from the date of this Announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
28 April 2005

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004)

OFFER AND PLACEMENT OF 57,154,000 NEW UNITS (THE "NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") AT AN ISSUE PRICE OF S$1.38 PER NEW UNIT (THE "EQUITY FUND RAISING") BY WAY OF:

(I) AN OFFERING OF 28,000,000 NEW UNITS TO THE PUBLIC IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB ATMS) ON A "FIRST-COME, FIRST-SERVED" BASIS; AND

(II) A PRIVATE PLACEMENT OF 29,154,000 NEW UNITS TO INSTITUTIONAL AND CERTAIN OTHER INVESTORS.

Further to its announcements and press releases of 2 February 2005, 21 April 2005, 22 April 2005 and 25 April 2005, the Board of Directors of CapitaCommercial Trust Management Limited (in its capacity as the manager of CCT, the "**Manager**") is pleased to announce the following:

(a) Results of Equity Fund Raising

(i) The offering of 28,000,000 New Units to the public in Singapore through the automated teller machines ("**ATMs**") of DBS Bank Ltd (including POSB ATMs) on a "first-come, first-serve" basis (the "**ATM Offering**") had been fully sold; and

(ii) the private placement of 29,154,000 New Units through DBS Bank Ltd and The Hongkong Shanghai Banking Corporation Limited to institutional and certain other investors (the "**Private Placement**") had been fully taken up.

Due to the overwhelming response, the ATM Offering was fully taken up within 7 minutes of opening on 22 April 2005. The book of orders for the Private Placement was closed just six hours after the commencement of the Private Placement on 21 April 2005, with indications of interest for more than 5 times the size of the Private Placement.

(b) Disclosure Pursuant to Waiver of Rule 812 of the Listing Manual

ATM Offering

The Manager has sought and obtained a waiver from Rule 812(1) of the listing manual of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") so that the directors of the Manager and their immediate family, and other individual substantial unitholders[1] are permitted to apply for New Units under the ATM Offering.

[1] A unitholder with an interest in one or more Units constituting not less than 5.0% of all Units in issue.

Pursuant to the abovementioned waiver, the Board of Directors of the Manager wishes to announce that the following person has applied for and has been allotted New Units under the ATM Offering:

Name of Allotee	Relationship	No. of New Units allotted
Mdm Chong Chin Fah	Spouse of Mr Kee Teck Koon (a Director of the Manager)	50,000

Saved as disclosed above, none of the persons listed under Rule 812(1) of the SGX-ST's listing manual has been allotted New Units under the ATM Offering.

Private Placement

In addition, the Manager has also obtained a waiver of Rule 812(1) of the listing manual from the SGX-ST to permit the placement of New Units to The Capital Group Companies, Inc (the "**Capital Group**") (a substantial unitholder), subject to the conditions that (i) the Manager certifies that it is independent of the Capital Group and (ii) the Manager announces the rationale for any such placement.

Pursuant to the aforementioned waiver, to enable the Capital Group to maintain its proportionate unitholding at its pre-placement level (in percentage terms) to the extent possible, 792,000 New Units have been placed to the Capital Group under the Private Placement. Notwithstanding the placement of units, Capital Group's unitholding has been diluted from its pre-placement level of 6.11%[2] (without taking into account any units in CCT ("**Units**") which Capital Group may have acquired through open market transactions after 15 April 2005[3]) to 5.81%.

In compliance with the conditions of the aforementioned waiver, the Manager certifies that it is independent of Capital Group.

(c) Status of the New Units and Temporary Separate Trading Counter

The SGX-ST has granted its in-principle approval for the listing and quotation of the New Units on the Main Board of SGX-ST, subject to compliance with, *inter alia*, the SGX-ST's listing requirements.

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of CCT for the period from the date of their issue (the "**Issue Date**") to the last day of the current semi-annual distribution period on 30 June 2005 whereas the existing units in CCT (the units in CCT being defined as "**Units**" hereinafter) are entitled to participate in CCT's distributable income in respect of the entire current semi-annual distribution period from 1 January 2005 to 30 June 2005 (the "**Current Distribution Period**"). From the next distribution period (*i.e.* 1 July 2005 to 31 December 2005) following the Current Distribution Period, the New Units will rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for that distribution period as well as all distributions thereafter.

[2] As at 15 April 2005, being the latest practicable date prior to the lodgement with the Monetary Authority of Singapore of the offer information statement relating to the Equity Fund Raising.

[3] Being the latest practicable date prior to the lodgement with the Monetary Authority of Singapore of the offer information statement relating to the Equity Fund Raising.

Accordingly, the New Units will be traded under a temporary separate trading counter from the date of their issue to the last day of "cum-distribution" trading for the New Units as well as the existing Units in respect of the Current Distribution Period, which is expected to be in July 2005.

The New Units will commence trading on the Main Board of the SGX-ST at 2.00 p.m. on 29 April 2005 under the temporary separate trading counter, CapitaComm A (ISIN Code : SG1R40924933).

Approval in-principle by the SGX-ST is not to be taken as an indication of the merits of the Equity Fund Raising, the New Units or CCT.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(Company Registration No. 200309059W)
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
28 April 2005

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Results of the 10th Annual General Meeting on 28 April 2005

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that at the 10th Annual General Meeting ("AGM") of the Company held on 28 April 2005, all the resolutions on the items of ordinary and special business as set out in the Notice of AGM dated 30 March 2005, and put to the meeting, were duly passed.

By Order of the Board

Emily Chin
Company Secretary
28 April 2005

CAPITALAND LIMITED (REGN. NO.:198900036N)

DIVESTMENT OF THE ENTIRE ISSUED ORDINARY SHARE CAPITAL IN PREMAS INTERNATIONAL LIMITED ("PREMAS")

1. Introduction

The Board of Directors of CapitaLand Limited ("CapitaLand" or the "Company") wishes to announce that the Company and its wholly-owned subsidiary, CapitaLand Property Services Holdings Pte Ltd ("CPSH") have today entered into a conditional sale and purchase agreement (the "S&P Agreement") with United Group Limited ("United Group") pursuant to which United Group has agreed to acquire the entire issued ordinary share capital of PREMAS (the "PREMAS Shares") from CPSH for the Consideration as defined in section 3 of this announcement (the "Divestment").

United Group is a diversified services group with its core business being the provision of outsourced services and delivery of essential infrastructure to government and industry. It is listed on the Australian Stock Exchange.

2. Rationale

CapitaLand's decision to divest PREMAS is related to the increasingly different growth paths of CapitaLand and PREMAS. Over the years, PREMAS has developed competencies in facilities management that would allow it to provide services to a much wider range of industries. These include the pharmaceutical, semiconductor and wafer fabrication industries. In fact, third party business has been key to PREMAS' growth in recent years. In 2004, CapitaLand related revenues accounted for less than 7% of PREMAS' total pro forma revenues, assuming PREMAS' current 100% ownership of ESMACO Pte Ltd ("ESMACO"), a subsidiary of PREMAS which became wholly-owned by PREMAS with effect from 14 February 2005.

PREMAS will be better positioned to attract even more third party business if it is independent of any property developer. The divestment will also facilitate PREMAS' plans for growth as United Group can provide related resources, expertise and network to support PREMAS' expansion into new markets and services.

3. Consideration

The consideration ("Consideration") for the sale and purchase of the PREMAS Shares of S$62 million in cash, which was arrived at on a willing buyer, willing seller basis, shall be paid to CPSH on the completion date of the S&P Agreement, which is expected to be not later than 1 June 2005 ("Completion Date"). An adjustment payment will be made based on the consolidated net assets value and the consolidated net cash balance of PREMAS as at 30 April 2005 which shall be determined by the auditors of PREMAS within 6 weeks after the Completion Date.

PREMAS will cease to be a wholly-owned subsidiary of CapitaLand on and from the Completion Date.

4. Deferred Payment to HDB Corporation Pte. Ltd.

As previously announced by CapitaLand on 14 February 2005, PREMAS acquired the remaining 49% interest in ESMACO from HDB Corporation Pte. Ltd. ("HDB Corp"). CapitaLand agreed to make a deferred payment to HDB Corp upon the divestment of PREMAS within a period of 2 years.

Accordingly, on the completion of the S&P Agreement, CapitaLand is to pay a sum to HDB Corp, which when added to the sum of approximately S$5.5 million already paid to HDB Corp by PREMAS on 14 February 2005, will represent 34.9% of the Divestment's proceeds after deducting transactional costs. HDB Corp's share of 34.9% was derived on a mutually agreed upon basis having due regard to the financial performance of PREMAS and ESMACO.

5. Condition

The sale and purchase of the PREMAS Shares is conditional upon certain key officers of PREMAS entering into new service agreements.

6. Financial Effects

Based on PREMAS' latest audited balance sheet as at 31 December 2004, the net assets value disposed of is approximately S$12.2 million. The Divestment will result in a net gain of approximately S$32 million.

Based on the audited consolidated financial statements of the Company for the financial year ended 31 December 2004 (being the latest available audited consolidated financial statements of the Company) and assuming that the Divestment had been effected on 1 January 2004, CapitaLand Group's earnings per share and its net tangible assets per share in the financial year ended 31 December 2004 would have increased by 1.2 cents.

7. Directors' and Controlling Shareholders' Interests

None of the Company's directors has any interests, direct or indirect, in the Divestment.

Save as disclosed below, none of the Company's controlling shareholders has any interests, direct or indirect, in the Divestment.

Pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited, Temasek Holdings (Private) Limited ("Temasek") is deemed to be the controlling shareholder of CapitaLand as Temasek owns 60.8% of the issued share capital of CapitaLand as at 31 March 2005. Temasek also owns 100% of the issued share capital of HDB Corp which is entitled to the deferred payment as described in section 4 of this announcement. No director of CapitaLand is also a director of Temasek and/or HDB Corp.

The Board of Directors of CapitaLand believes the Divestment is in the interests of CapitaLand for the rationale as described in section 2 of this announcement.

8. **Miscellaneous**

A copy of the S&P Agreement will be available for inspection during normal business hours at the Company's registered office at 168 Robinson Road, #30-01, Capital Tower, Singapore 068912 for a period of 3 months from the date hereof.

By Order of the Board

Tan Wah Nam
Company Secretary
29 April 2005

CapitaLand

For Immediate Release
29 April 2005

CapitaLand divests property services unit, PREMAS International, for S$62 million

Part of the Group's strategy to increase focus and unlock shareholder value

Singapore, 29 April 2005 – CapitaLand Limited ("CapitaLand"), and its wholly owned subsidiary CapitaLand Property Services Holdings Pte Ltd ("CPSH"), have entered into a conditional sale and purchase agreement with United Group Limited ("United Group") to divest CPSH's 100% equity interest in PREMAS International Limited ("PREMAS"), for a total cash consideration of S$62 million, subject to completion adjustments. PREMAS is a business unit within the CapitaLand Group that provides property and facilities management services in Singapore and abroad. United Group is a diversified services group listed on the Australian Stock Exchange (ASX:UGL) and is one of the leaders in Australia for the provision of outsourced services and the delivery of essential infrastructure to government and industry.

CapitaLand's decision to sell PREMAS is related to the increasingly different growth paths of CapitaLand and PREMAS. Over the years, PREMAS has developed competencies in facilities management that would allow it to provide services to a much wider range of industries. These include the pharmaceutical, semiconductor and wafer fabrication industries.

In fact, third party business has been key to PREMAS' growth in recent years. In 2004, related revenues from CapitaLand accounted for less than 7% of PREMAS' total pro forma revenues, assuming that PREMAS' current 100% ownership of ESMACO was effective on 1 January 2004. PREMAS will be better positioned to attract even more third party business if it is independent of any property developer. The divestment will also facilitate PREMAS' plans for growth as United Group can provide related resources, expertise and the network to support PREMAS' expansion into new markets and services. For full year 2004, PREMAS' contribution to CapitaLand's revenue and EBIT were S$125.8 million and S$9.1 million respectively. This represented 3.3% and 1.0% of CapitaLand's total consolidated revenue and EBIT respectively.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "The Group, after careful evaluation, had decided that divesting PREMAS would be beneficial to both CapitaLand and PREMAS. It is a win-win situation where CapitaLand is able to increase focus and unlock value for our shareholders, while United Group sees value in PREMAS' business franchise, management and staff. We are confident that with their new shareholder, PREMAS will be able to rise to even greater heights. I would like to thank the team at PREMAS for their contribution to CapitaLand over the years, and wish them the best for their future endeavours."

Mr Anthony Seah, CEO of PREMAS, added: "PREMAS' management team looks forward to working and growing the business with the new management under the United Group. Over the years, under CapitaLand's stewardship, PREMAS has assembled an experienced and committed team with an average of 10 years' experience in the industry. The team has and will continue to maintain PREMAS' strong reputation for service quality and efficiency. We would like to thank CapitaLand's Board and management for their guidance and support.

"Looking ahead, PREMAS will be in an even better position to secure contracts from a wider client base. United Group is a leading player in the industry primarily in Australia, and together we intend to unlock the full potential of PREMAS across the Asia Pacific region."

In an earlier transaction on 14 February 2005, PREMAS acquired the remaining 49% interest in ESMACO Pte Ltd ("ESMACO") that PREMAS did not already own from HDB Corporation Pte Ltd ("HDB Corporation") for a cash consideration of S$5,489,000 ("Initial Payment"). Thereafter, ESMACO became a 100% owned subsidiary of PREMAS. As part of this earlier transaction, CPSH agreed that HDB Corporation would be entitled to 34.9% of the net proceeds arising from any subsequent sale of PREMAS, less the Initial Payment that HDB Corporation received from PREMAS earlier.

Taking this into account, and assuming successful completion and no adjustment to the total cash consideration of S$62 million, CapitaLand is estimated to make a net gain of S$32 million from the divestment for the financial year ending 31 December 2005. CapitaLand Group's earnings per share and its net tangible assets per share are expected to increase by 1.2 cents.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About PREMAS International Limited

PREMAS International Limited (PREMAS) is a wholly-owned subsidiary of CapitaLand Limited. PREMAS has been profitable since its inception. Headquartered in Singapore, the property management company has adopted a regional expansion plan since 2001. Its geographic presence includes key cities in China, Thailand, Indonesia and Malaysia. In 2004, it also entered strategic partnership agreements in new markets, namely the United Arab Emirates and India. Providing a full range of real estate services including facility management, engineering services and township management, PREMAS manages over 69 million square feet of commercial, industrial and residential space, and employs over 1500 people.

About United Group Limited

United Group Limited is a large diversified services group listed on the Australian Stock Exchange (ASX:UGL) with revenues exceeding A$1.08 billion in FY 30 June 2004. It is forging a reputation as one of the region's leaders in the provision of outsourced services and the delivery of essential infrastructure to government and industry. United Group provides outsourced maintenance, construction, facilities management, manufacturing, property, HR and procurement services. United Group lowers costs, improves performance and delivers world class technology to its clients. The Group leads its sectors in safety performance. Its core values of integrity, teamwork, dependability and safety provide clients with confidence in the Group's asset development and operation capabilities.

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **29 April 2005**

For more information, please contact:

Media Contact

Mok Lai Siong
Communications
DID : (65) 68233543
mok.laisiong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
harold.woo@capitaland.com.sg

82 - 4507

Print this page

Miscellaneous
* Asterisks denote mandatory information

>> Explanatory Notes
Please use this template for any miscellaneous announcements.

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Tan Wah Nam
Designation *	Company Secretary
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	No
Contact Number *	68233288

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Results of the Annual General Meeting held on 29 April 2005

Description

CapitaLand Limited (the "Company") wishes to announce that at the Annual General Meeting ("AGM") of the Company held today, all the resolutions on the items of ordinary and special businesses as set out in the Notice of AGM dated 24 March 2005, and put to the meeting, were duly passed.

By Order of the Board

Tan Wah Nam
Company Secretary
29 April 2005

Attachments: *Total size =* **0**
(2048K size limit recommended)

Close Window

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004)

ISSUE OF 57,154,000 NEW UNITS (THE "NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") AT AN ISSUE PRICE OF S$1.38 PER NEW UNIT (THE "EQUITY FUND RAISING")

Further to its announcements and press releases of 2 February 2005, 21 April 2005, 22 April 2005, 25 April 2005 and 28 April 2005, the Board of Directors of CapitaCommercial Trust Management Limited (in its capacity as the manager of CCT, the "**Manager**") is pleased to announce that the Manager has today issued an aggregate of 57,154,000 New Units at an issue price of S$1.38 per New Unit.

These New Units will commence trading under a temporary separate trading counter, CapitaComm A (ISIN Code: SG1R40924933), on the Main Board of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at 2.00 p.m. today.

With this issue of the 57,154,000 New Units, the total number of units in CCT ("**Units**") on issue is 896,270,700.

Status of the New Units and temporary separate trading counter

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of CCT for the period from the date of their issue (the "**Issue Date**") to the last day of the current semi-annual distribution period on 30 June 2005 whereas the existing Units are entitled to participate in CCT's distributable income in respect of the entire current semi-annual distribution period from 1 January 2005 to 30 June 2005 (the "**Current Distribution Period**"). From the next distribution period (*i.e.* 1 July 2005 to 31 December 2005) following the Current Distribution Period, the New Units will rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for that distribution period as well as all distributions thereafter.

Accordingly, the New Units will be traded under the abovementioned temporary separate trading counter from the date of their issue to the last day of "cum-distribution" trading for the New Units as well as the existing Units in respect of the Current Distribution Period, which is expected to be in July 2005.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(Company Registration No. 200309059W)
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
29 April 2005

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004)

COMPLETION OF ACQUISITION OF HSBC BUILDING

1. CapitaCommercial Trust Management Limited (the "**Manager**"), the manager CapitaCommercial Trust ("**CCT**"), is pleased to announce the completion of the acquisition of HSBC Building from The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**"). HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CCT, the "**Trustee**") had today exercised the call option under the put and call option agreement (the "**Option Agreement**") entered into on 2 February 2005 between HSBC and the Trustee regarding the sale and purchase of HSBC Building.

2. Pursuant to the Trustee's exercise of the call option under the Option Agreement, HSBC and the Trustee entered into a sale and purchase agreement for HSBC Building and completed the sale and purchase today.

3. The purchase price of HSBC Building is S$147.0 million. The net proceeds of S$76.9 million from the recent offer and placement has been applied towards this amount and the balance of the acquisition costs has been financed through additional borrowings incurred by CCT under a S$160.0 million unsecured 1-year bridging loan facility granted by HSBC.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(Company Registration No. 200309059W)
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
29 April 2005

Important Notice

Raffles
HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Financial Results for the quarter ended 31 March 2005

Q1 2005 net profit surges 128% on a 9% revenue growth

SINGAPORE, 29 APRIL 2005 - Raffles Holdings Limited today reported its financial results for the first quarter ended 31 March 2005.

FINANCIAL HIGHLIGHTS

	First Quarter 2005 (Q1 2005) S$ million	First Quarter 2004 (Q1 2004) S$ million	Growth %
Turnover	138.6	127.6	9 ↑
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	33.0	24.6	34 ↑
Profit before tax (PBT)	17.1	8.8	93 ↑
Profit attributable to shareholders (PATMI)	11.1	4.9	128 ↑
Earning per share (EPS)			
- Basic	0.53 cents	0.23 cents	130 ↑
- Diluted	0.53 cents	0.23 cents	130 ↑

- 128% JUMP IN PROFITS, 7 CONSECUTIVE QUARTERS OF IMPROVING PERFORMANCE

  - Q1 2005 PATMI jumped 128% on a 9% growth in turnover.

- The main contributor was the Hotels & Resorts segment which recorded a 48% increase in EBITDA contribution to S$24.2 mil in Q1 2005. EBITDA margin improved from 12.9% to 17.5%

- The Related Commercial Investment segment remained a key PATMI contributor.

- **ANOTHER QUARTER OF STRONG PERFORMANCE**

  - "We are pleased to report that the Group has delivered yet another strong quarter's performance, marked by a growth in overall revenue per available room (RevPAR) for the seventh consecutive quarter.

  - Our various initiatives to drive topline and manage costs and efficiency have significantly improved profitability on growing revenue.

  - We have also delivered on our focus to pursue accretive growth and clinched a total of four new management contracts with an addition of 1,136 rooms in the first four months of this year."

Jennie Chua, President & CEO, Raffles Holdings Limited

- **STRATEGIC INITIATIVES HAVE DELIVERED RESULTS**

  - "We are pleased that the Group has continued to deliver strong growth, profitability and success in expanding its global footprint into new markets.

  - This reflected the success of the strategic focus to grow revenue, manage costs and pursue accretive growth."

Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (major shareholder of Raffles Holdings)

- **WELL-POSITIONED FOR THE REMAINDER OF THE YEAR**

  - "Looking ahead, we believe that the Group is well positioned to continue its growth momentum, driven by an overriding focus to deliver profitable growth for the benefit of our shareholders. We remain committed to continue our efforts to actively create and unlock value for shareholders.

  - The Group's continued strong performance positions it well for the rest of the year."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising 41 hotels and resorts in 35 destinations across Asia, Australia, Europe, Mediterranean, Middle East, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 15 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of 26 deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the Swissôtel hotels have won prestigious awards and accolades.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Jeanette Pang
Director, Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882
Tel: (65) 6430-1357
Fax: (65) 6339-2912
E-mail: jeanette.pang@raffles.com

Or visit our website at www.rafflesholdings.com

Appendix A

HOTELS & RESORTS PORTFOLIO

As at 29 April 2005

Raffles International Limited manages an approximate 12,000-room portfolio comprising 41 hotels and resorts in 35 destinations under 2 brands:

Raffles Hotels & Resorts

Raffles Hotel, Singapore
Raffles The Plaza, Singapore
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
Raffles Hotel Le Royal, Phnom Penh, Cambodia
Raffles L'Ermitage Beverly Hills, California, USA
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
Raffles Le Montreux Palace, Montreux, Switzerland
Raffles Resort Canouan Island, The Grenadines
Raffles Resort Phuket, Thailand (target opening 2007)
Raffles Resort Bali at Jimbaran, Indonesia*
Raffles Resort Bintan, Indonesia*
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*
Raffles Resort Taimana Tahaa, French Polynesia (target opening 2007)
Raffles Beijing Hotel (target opening 2006)
Raffles Dubai (target opening 2007)

Swissôtel Hotels & Resorts

Swissôtel The Stamford, Singapore
Swissôtel Merchant Court , Singapore
Swissôtel Beijing, China
Swissôtel Nankai Osaka, Japan (leased)
Swissôtel Sydney on Market Street, Australia
Swissôtel Le Concorde, Bangkok, Thailand
Swissôtel Nai Lert Park, Bangkok, Thailand
Swissôtel Berlin, Germany (leased)
Swissôtel Dusseldorf, Germany
Swissôtel The Howard, London, UK
Swissôtel Le Plaza Basel, Switzerland
Swissôtel Metropole, Geneva, Switzerland
Swissôtel Zurich, Switzerland
Swissôtel Amsterdam, The Netherlands (leased)
Swissôtel Gocek, Marina & Spa Resort, Turkey
Swissôtel The Bosphorus, Istanbul, Turkey
Swissôtel Chicago, USA
Swissôtel The Drake, New York, USA
Swissôtel Lima, Peru
Swissôtel Quito, Ecuador
Celik Palas Bursa, Turkey**
Swissôtel The Celik Palas Bursa, Turkey (target opening 2007)**
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)
Swissôtel Krasnye Holmy, Moscow (target opening July 2005)
Swissôtel Grand Shanghai (target opening 2007)
Swissôtel Tallinn Estonia (target opening 2007)

* being developed by owners
** Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International is managing the existing Celik Palas Bursa.

82 - 4507

Raffles HOLDINGS A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

First Quarter Financial Statement

TABLE OF CONTENTS

Raffles HOLDINGS A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

		Group		
		31 Mar 2005	(Restated) # 31 Mar 2004	Incr / (Decr)
	Notes	S$'000	S$'000	%
Turnover	i	**138,615**	**127,648**	9
Cost of sales	i	(67,824)	(64,165)	6
Gross profit	i	**70,791**	**63,483**	12
Advertising & promotion	ii	(7,457)	(7,551)	[illegible]
General & administration	ii	(20,943)	(22,330)	(6)
Property & maintenance	ii	(36,551)	(35,716)	2
Other operating income		1,209	996	21
Profit from operating activities before exceptional items	iii	**7,049**	**(1,118)**	n.m.
Exceptional gain	iv	228	-	n.m.
Profit from operating activities after exceptional items		7,277	(1,118)	n.m.
Share of results of associated companies	v	10,723	10,852	(1)
Profit before interest and tax		18,000	9,734	85
Finance income	vi	1,928	1,669	16
Finance costs	vii	(2,847)	(2,559)	11
Profit before tax	viii	17,081	8,844	93
Income tax expense	ix	(6,182)	(4,358)	42
Profit after tax		10,899	4,486	[illegible]
Attributable to:				
Shareholders of the Company	x	11,148	4,884	128
Minority interests		(249)	(398)	(37)
		10,899	4,486	143

n.m. - not meaningful

"Restated" used in this Announcement refers to the restatement of certain Q1 2004 figures for comparative purposes in accordance with the new and revised Singapore Financial Reporting Standards ("FRS") adopted with effect from 1 January 2005 as explained in Notes 4 and 5.

Explanatory Notes - Performance (Q1 2005 versus Q1 2004)

i) Turnover, cost of sales and gross profit

In Q1 2005, turnover increased by S$11.0 mil or 8.6% to S$138.6 mil over Q1 2004. The various sales and marketing initiatives that the Group has successfully implemented continued to drive turnover in Q1 2005. The higher revenue was also due to the higher contribution from Swissôtel Nankai Osaka which the Group launched on 1 September 2003 as well as contributions from the various new management contracts. In addition, this increase was also due to absence of a one-off provision of management fees made in Q1 2004.

Cost of sales increased by a lower S$3.7 mil or 5.7%, reflecting continued success in managing costs and improving efficiency. Gross profit margin improved from 49.7% to 51.1%.

These resulted in a better flow-through to gross profit which improved by S$7.3 mil or 11.5%.

ii) Advertising & promotion, general & administration and property & maintenance

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales & marketing activities. These included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing.

Advertising & promotion expenses remained in line with Q1 2004. Expressed as a % of turnover, advertising & promotion expenses ratio decreased by 0.5% reflecting the Group's continued success in stretching each advertising and promotion dollar to achieve greater mileage.

General & administration expenses decreased by S$1.4 mil or 6.2% despite the increase in turnover by S$11.0 mil or 8.6%. The decrease was a result of continued successful cost management measures undertaken since 2004.

Property & maintenance expenses include lease payments of the hotels. The increase of S$0.8 mil was mainly due to the increase in lease payments due to higher variable rents arising from better performance of these hotels as well as higher base rents in accordance with the lease agreement. The increase was partly offset by the absence of a one-off additional property tax expense relating to prior years recognised in Q1 2004 and lower depreciation arising from fully depreciated assets.

iii) Profit from operating activities before exceptional items

Profit from operating activities before exceptional items registered a significant improvement of S$8.2 mil, turning around from a loss of S$1.1 mil in Q1 2004 to a profit of S$7.1 mil in Q1 2005. This was due to the increase in turnover and the continued success in managing costs, which resulted in better flow-through to profits as described in para (i) and (ii) above.

iv) Exceptional gain

The exceptional gain before tax and minority interests in Q1 2005 of S$0.2 mil related to a write-back of provision for settlement claims no longer required due to a favourable settlement.

v) Share of results of associated companies

Share of results of associated companies was marginally lower than last year due mainly to higher utilities costs and property tax relating to Tincel Properties (Private) Limited ("Tincel Properties") which owns Raffles City Complex.

vi) Finance income

Finance income was S$0.3 mil or 15.5% higher in Q1 2005 because of (a) an exchange gain of S$1.0 mil in Q1 2005, (b) a mark-to-market gain on derivative financial instruments of S$0.2 mil following implementation of FRS 39 with effect from 1 Jan 2005, partly offset by (c) lower interest income earned on lower cash balances following the capital distribution in May 2004 and the repayment of loan at the end of 2004 by a third party owner of a managed hotel.

vii) Finance costs

Finance costs was S$0.3 mil or 11.3% higher than Q1 2004 due mainly to higher interest costs incurred on borrowings for the capital distribution in May 2004 which was partly offset by the absence of a S$0.4 mil exchange loss in Q1 2005.

viii) Profit before tax

Profit before tax for Q1 2005 was S$17.1 mil which was 93.1% or S$8.2 mil higher than Q1 2004. The increase was mainly due to better contributions from operational performance reflecting successes in both growing revenue and managing costs and efficiency.

ix) Income tax expense

Taxation for Q1 2005 was S$1.8 mil or 41.9% higher because of higher profit before tax. The effective tax rate was higher than the statutory tax rate mainly due to tax losses of certain subsidiaries that were not available for offset against taxable income of profitable subsidiaries.

x) Profit attributable to shareholders of the Company (PATMI)
For Q1 2005, overall PATMI was significantly higher by S$6.3 mil or 128.3% mainly due to better operating performance from the Hotels & Resorts segment and higher finance income which was partly offset by the higher finance costs and higher tax expense.

xi) Additional Disclosures

	Group		
	31 Mar 2005	(Restated) # 31 Mar 2004	Incr / (Decr)
	S$'000	S$'000	%
Additional Disclosure			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(13,114)	(13,525)	(3)
Allowance for doubtful debts	(769)	(838)	(8)
Net loss on disposal of property, plant and equipment	(15)	(2)	650
Interest expense	(2,847)	(2,202)	29
Foreign exchange loss	-	(357)	n.m.
And crediting			
Interest income	667	1,669	(60)
Foreign exchange gain	1,007	-	n.m.

xii) Extraordinary items

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

The adjustment for under or over provision of tax in respect of prior years is immaterial (Q1 2004: immaterial).

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

82 - 4507

	Notes	Group		Company	
		31 Mar 2005	(Restated) # 31 Dec 2004	31 Mar 2005	(Restated) # 31 Dec 2004
		S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	117,535	126,876	70,220	86,415
Receivables		58,807	78,738	32,330	17,714
Inventories		9,196	9,691	-	-
Other current assets		9,537	6,085	28	20
Derivative financial instruments		39	-	39	-
		195,114	221,390	102,617	104,149
Non-current assets					
Receivables	ii	74,056	65,291	-	-
Other investments and assets		19,710	19,380	61	67
Investments in associated companies		723,131	723,709	371,441	371,441
Investments in subsidiaries		-	-	1,056,817	1,052,957
Investment property		59,800	59,800	-	-
Property, plant and equipment	iii	1,087,567	1,103,732	11	12
Deferred tax assets		5,154	5,309	-	-
Goodwill		25,264	25,264	-	-
		1,994,682	2,002,485	1,428,330	1,424,477
Total assets		**2,189,796**	**2,223,875**	**1,530,947**	**1,528,626**
Current liabilities					
Trade and other payables		125,395	148,227	6,998	9,631
Provision for income tax		29,589	30,611	12,520	12,441
Borrowings	iv	97,496	99,911	-	-
Provisions		4,042	4,042	4,042	4,042
		256,522	282,791	23,560	26,114
Non-current liabilities					
Borrowings	iv	250,290	267,415	103,193	106,175
Deferred tax liabilities		27,596	27,854	-	-
Other non-current liabilities		11,868	11,474	1,214	1,183
Provisions		9,625	9,625	9,625	9,625
Derivative financial instruments		39	-	-	-
		299,418	316,368	114,032	116,983
Total liabilities		**555,940**	**599,159**	**137,592**	**143,097**
Net assets		**1,633,856**	**1,624,716**	**1,393,355**	**1,385,529**
Share capital and reserves					
Share capital		668,560	667,277	668,560	667,277
Reserves		910,919	904,040	724,795	718,252
Total shareholders' equity		1,579,479	1,571,317	1,393,355	1,385,529
Minority interests		54,377	53,399	-	-
		1,633,856	**1,624,716**	**1,393,355**	**1,385,529**
Net tangible assets (Total shareholders' equity less goodwill)	v	1,554,215	1,546,053	1,393,355	1,385,529

Explanatory Notes

i) Cash and cash equivalents
The higher cashflow from operations and opening cash and cash equivalents balance were used to repay term loans and fund loans to owners of managed hotels as required under the management contracts. As a result, closing cash and cash equivalents as at 31 March 2005 decreased by S$9.3 mil from S$126.8 mil to S$117.5 mil.

ii) Non-current Receivables
Non-current receivables increased by S$8.8 mil to S$74.1 mil mainly due to disbursement of loans to owners of managed hotels as required under the management contracts.

iii) Property, plant and equipment
Property, plant and equipment decreased by S$16.2 mil to S$1,087.6 mil mainly because of depreciation charges of S$13.0 mil; and a decrease in balances due to the translation of foreign currency denominated property, plant and equipment into Singapore Dollar at lower rates of S$8.7 mil, which were partly offset by capital expenditure of S$5.5 mil.

iv) Borrowings
The Group's borrowings decreased from S$367.3 mil to S$347.8 mil mainly due to repayment of loans as well as translation of foreign currency denominated loan balances into Singapore Dollar at lower rates. The decrease arising from translation was correspondingly offset by the decrease in the property, plant and equipment.

v) Net tangible assets
The Group's net tangible assets of S$1,554.2 mil as at 31 March 2005 was S$8.2 mil higher than the balance of S$1,546.0 mil as at 31 December 2004 mainly due to the profit for Q1 2005, proceeds from shares issued pursuant to the exercise of share options and the release of performance shares.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31 Mar 2005		As at 31 Dec 2004	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
56,714	40,782	59,735	40,176

(b) Amount repayable after one year

As at 31 Mar 2005		As at 31 Dec 2004	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
117,096	133,194	131,240	136,175

(c) Details of any collateral

At the end of the financial period/year, property, plant and equipment and certain current assets with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	31 Mar 2005	31 Dec 2004
	S$'000	S$'000
Property, plant and equipment and certain current assets mortgaged to banks	524,041	502,237

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Notes	Group	
		31 Mar 2005	(Restated) # 31 Mar 2004
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		17,081	8,844
Adjustments for :			
Exceptional gain		(228)	-
Mark-to-market gain on derivative financial instruments		(254)	-
Share-based payment expense		468	294
Depreciation and amortisation		13,114	13,525
Exchange difference		(131)	2,290
Interest income		(667)	(1,669)
Interest expense		2,847	2,202
Provision for retirement gratuity		62	42
Net loss on disposal of property, plant and equipment		15	2
Share of results of associated companies		(10,723)	(10,852)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		21,584	14,678
Change in operating assets and liabilities :			
Inventories		494	230
Receivables		25,638	2,952
Payables		(21,358)	(7,307)
Cash generated from operations		26,358	10,553
Interest received from an associated company		2,636	2,665
Income tax (paid)/refund		(6,748)	264
Long-term deposits refund		(12)	-
NET CASH INFLOW FROM OPERATING ACTIVITIES		22,234	13,482
Cash flows from investing activities			
Proceeds from sale of short-term market investments		-	20,093
Loans to owners of managed hotels		(9,570)	-
Purchase of property, plant and equipment		(5,728)	(5,510)
Other dividend and interest received		432	914
Proceeds from sale of property, plant & equipment		2	25
NET CASH (OUTFLOW)/INFLOW (USED IN)/FROM INVESTING ACTIVITIES		(14,864)	15,522
Cash flows from financing activities			
Proceeds from issue of shares under share option plan		781	1,257
Interest paid		(3,230)	(2,946)
Repayment of term borrowings		(14,868)	(4,302)
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(17,317)	(5,991)
Net (decrease)/increase in cash and cash equivalents held	ii	(9,947)	23,013
Cash and cash equivalents at the beginning of the financial period		126,700	248,842
Cash and cash equivalents at the end of the financial period	i	116,753	271,855

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	31 Mar 2005	31 Mar 2004
	S$'000	S$'000
Cash and cash equivalents	117,535	272,639
Less: Bank overdrafts*	(782)	(784)
Cash and cash equivalents per consolidated cash flow statement	116,753	271,855

* Bank overdrafts form part of the borrowings under current liabilities. .

ii) Net cash inflow from operating activities was significantly higher by S$8.8 mil on the back of a stronger operational performance.

Together with the opening cash and cash equivalents balances, the cash from operating activities were used to fund the investing activities and repayment of term loans.

Overall, net cash outflow for the quarter ended 31 March 2005 was S$9.9 mil.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

Group

	Total shareholders' equity						Minority interests	Total equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2005								
- as previously reported	667,277	105,169	232,103	(4,797)	571,122	1,570,874	53,399	1,624,273
- effect of adopting FRS 21	-	-	-	(605)	605	-	-	-
- effect of adopting FRS 39	-	-	-	-	(484)	(484)	-	(484)
- effect of adopting FRS 102	-	-	-	1,538	(1,095)	443	-	443
- as restated	667,277	105,169	232,103	(3,864)	570,148	1,570,833	53,399	1,624,232
Net currency translation adjustment	-	-	-	(4,317)	-	(4,317)	1,227	(3,090)
Net (losses)/gains not recognised in income statement	-	-	-	(4,317)	-	(4,317)	1,227	(3,090)
Net profit/(loss) after tax	-	-	-	-	11,148	11,148	(249)	10,899
Total recognised (losses)/gains for the financial period	-	-	-	(4,317)	11,148	6,831	978	7,809
Value of employee service	-	-	-	468	-	468	-	468
Issue of shares under share option plan	717	64	-	-	-	781	-	781
Issue of shares under performance share plan	566	-	-	-	-	566	-	566
As at 31 Mar 2005	668,560	105,233	232,103	(7,713)	581,296	1,579,479	54,377	1,633,856
As at 1 Jan 2004								
- as previously reported	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079	53,976	1,960,055
- effect of adopting FRS 103	-	-	-	-	6,329	6,329	-	6,329
- effect of adopting FRS 21	-	-	-	(1,835)	1,835	-	-	-
- effect of adopting FRS 102	-	-	-	235	(118)	117	-	117
- as restated	1,040,007	105,152	230,278	(9,123)	546,211	1,912,525	53,976	1,966,501
Net currency translation adjustment	-	-	-	1,275	-	1,275	738	2,013
Net gains not recognised in income statement	-	-	-	1,275	-	1,275	738	2,013
Net profit/(loss) after tax	-	-	-	-	4,884	4,884	(398)	4,486
Total recognised gains for the financial period	-	-	-	1,275	4,884	6,159	340	6,499
Value of employee service	-	-	-	294	-	294	-	294
Issue of shares under share option plan	1,257	-	-	-	-	1,257	-	1,257
As at 31 Mar 2004	1,041,264	105,152	230,278	(7,554)	551,095	1,920,235	54,316	1,974,551

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2005					
- as previously reported	667,277	105,169	25,887	586,776	1,385,109
- effect of adopting FRS 21	-	-	(25,887)	25,887	-
- effect of adopting FRS 39	-	-	-	(467)	(467)
- effect of adopting FRS 102	-	-	1,515	(1,095)	420
- as restated	667,277	105,169	1,515	611,101	1,385,062
Net profit after tax	-	-	-	6,490	6,490
Value of employee service	-	-	456	-	456
Issue of shares under share option plan	717	64	-	-	781
Issue of shares under performance share plan	566	-	-	-	566
As at 31 Mar 2005	668,560	105,233	1,971	617,591	1,393,355
As at 1 Jan 2004					
- as previously reported	1,040,007	105,152	32,871	582,832	1,760,862
- effect of adopting FRS 21	-	-	(32,871)	32,871	-
- effect of adopting FRS 102	-	-	235	(118)	117
- as restated	1,040,007	105,152	235	615,585	1,760,979
Net profit after tax	-	-	-	11,411	11,411
Value of employee service	-	-	294	-	294
Issue of shares under share option plan	1,257	-	-	-	1,257
As at 31 Mar 2004	1,041,264	105,152	529	626,996	1,773,941

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

Share options

In Q1 2005, the Company issued 2,240,976 (Q1 2004: 2,514,780) ordinary shares of $0.32 each (Q1 2004: $0.50 each prior to adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 31 March 2005, there were 42,982,078 (Q1 2004: 38,183,520) unissued shares under option of S$0.32 each (Q1 2004: S$0.50 each prior to adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004) of the Company under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 January 2005	33,744,224
Granted during the financial period	12,172,200
Cancelled during the financial period	(693,370)
Exercised during the financial period	(2,240,976)
As at 31 March 2005	42,982,078

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. During Q1 2005, 1,769,000 new shares were released against the Conditional Awards following the achievement of the pre-determined targets upon completion of the three-year performance period of the first grant of Conditional Awards. Following the release, 497,188 Conditional Awards from the first grant were cancelled. As at 31 March 2005, there were 3,618,856 Conditional Awards outstanding (Q1 2004: 2,700,000 Conditional Awards before adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004). The three-year performance period of the second grant of Conditional Award would end in 2005 and any Release would only be made in 2006. The amount provided in the consolidated income statement for Q1 2005 was S$0.1 mil (Q1 2004: S$0.1 mil).

The details of the Performance Share Plan can be found in the 2004 Annual Report.

2. **Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited nor reviewed by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has adopted the following new and revised Singapore Financial Reporting Standards (FRS) issued in July 2004 by the Council on Corporate Disclosure and Governance, with effect from the financial year beginning 1 January 2005:
Revised FRS 21 on The Effects of Changes in Foreign Exchange Rates, FRS 39 on Financial Instruments: Recognition and Measurement and FRS 102 on Share-based Payments.

In accordance with the transitional provisions of FRS 39, the effect of recognition, derecognition and measurement of financial instruments, for periods prior to 1 January 2005, is not restated. Consequently, the comparative figures for 2004 have not been restated.

The implementation of FRS 21 and FRS 102, on the other hand, are applied retrospectively and the comparative figures for 2004 are restated accordingly.

The net effect of the implementation of the new and revised FRS are disclosed in Note 5.

Apart from the above, the Group adopted various revisions in FRS, applicable from 1 January 2005. These are currently assessed to have no material impact to the Group results.

Except as disclosed above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial period compared with the financial statements as at 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the implementation of the new and revised standards on net profit, net tangible assets and opening retained profits of the Group and of the Company were as follows:

	FRS21	FRS39	FRS102	
	Increase / (decrease)			Net
S$'mil	Group			impact
Net profit for the financial period ended 31 March 2004	(0.8)	-	(0.3)	(1.1)
Net profit for the financial period ended 31 March 2005	0.2	0.5	(0.4)	0.3
Opening retained profits as at 1 January 2004	1.8	-	(0.1)	1.7
Opening retained profits as at 1 January 2005	0.6	(0.5)	(1.1)	(1.0)
Net tangible assets as at 31 March 2005	-	-	0.6	0.6

	FRS21	FRS39	FRS102	
	Increase / (decrease)			Net
S$'mil	Company			impact
Net profit for the financial period ended 31 March 2004	2.4	-	(0.3)	2.1
Net profit for the financial period ended 31 March 2005	(2.6)	0.5	(0.4)	(2.5)
Opening retained profits as at 1 January 2004	32.9	-	(0.1)	32.8
Opening retained profits as at 1 January 2005	25.9	(0.5)	(1.1)	24.3
Net tangible assets as at 31 March 2005	-	-	0.5	0.5

<u>FRS 103, FRS 36 and FRS 38</u>
As announced in Q4 2004, the Group had early adopted FRS 103 on Business Combinations, Revised FRS 36 on Impairment of Assets and Revised FRS 38 on Intangible Assets with effect from 1 January 2004. The effects of the implementation of the new and revised standards were to increase opening retained profits as at 1 January 2004 by $6.3 mil and increase net profit for the financial period ended 31 March 2004 by S$0.3 mil.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately *preceding financial year, after deducting any provision for preference dividends.*

		Group	
		31 Mar 2005	(Restated) # 31 Mar 2004
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.53	0.23
(b)	On fully diluted basis (cents)	0.53	0.23

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	31 Mar 2005	(Restated) # 31 Dec 2004	31 Mar 2005	(Restated) # 31 Dec 2004
Net asset value* per ordinary share (S$)	0.78	0.78	0.67	0.66

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, *including (where applicable) seasonal or cyclical factors; and*

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For the first quarter of 2005 (Q1 2005), the Group achieved a robust 128.3% growth in profit attributable to shareholders (PATMI) to S$11.1 mil over Q1 2004. This significant improvement in performance, which has been sustained over 7 quarters since Q3 2003, was underpinned by better contributions from the hotel and resort business and new contracts.

PATMI grew faster than turnover which increased by 8.6% reflecting the Group's continued success to manage costs and improve margins.

Besides growing revenue and improving efficiency of its existing business, the Group's continued focus to expand its network of hotels and resorts also yielded good results. During the quarter, the Group secured two new hotel management contracts in new markets with Swissôtel Grand Shanghai, China and Swissôtel Tallinn, Estonia, making a total of eight since April 2003.

The Group received 35 awards in the first quarter, of which 22 were for Raffles Hotels and Resorts, 9 for Swissôtel Hotels and Resorts and 4 for Raffles Holdings. In January 2005, Raffles Holdings was awarded the "Singapore 1000: Highest Sales / Turnover (Hotels)" Award in the 18th Annual Singapore 1000 Awards event, organised by DP Information Group and supported by Ernst & Young, SPRING Singapore, IE Singapore and The Business Times.

82 - 4507

(i) Turnover

	Group			
	31 Mar 2005	31 Mar 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	138.3	127.3	11.0	9
Related Commercial Investment	0.3	0.3	-	-
Total Turnover	**138.6**	**127.6**	**11.0**	**9**

In Q1 2005, turnover increased by S$11.0 mil or 8.6% over Q1 2004. The improvement was contributed by the Hotels & Resorts segment. The various sales and marketing initiatives that the Group had successfully implemented continued to drive turnover in Q1 2005. The higher revenue was also due to higher contribution from Swissôtel Nankai Osaka which the Group launched on 1 September 2003 as well as contributions from the various new management contracts.

(ii) Profitability

	Group			
	31 Mar 2005	(Restated) # 31 Mar 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisation (EBITDA)				
Comprising:				
Hotels & Resorts (Note 1)	24.2	16.4	7.8	48
Related Commercial Investment (Note 2)	6.7	6.9	(0.2)	(3)
Unallocated (Note 3)	1.9	1.3	0.6	46
Operating EBITDA	**32.8**	**24.6**	**8.2**	**33**
Exceptional gain	0.2	-	0.2	n.m.
TOTAL	**33.0**	**24.6**	**8.4**	**34**
Profit after tax and minority interests attributable to shareholders (PATMI)				
Comprising:				
Operating PATMI	**10.9**	**4.9**	**6.0**	**122**
Exceptional gain after tax	0.2	-	0.2	n.m.
TOTAL	**11.1**	**4.9**	**6.2**	**128**

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial components. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to finance income and exchange differences.

EBITDA

On an operating basis, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$32.8 mil, an increase of S$8.2 mil or 33.3% over Q1 2004. The higher EBITDA was mainly attributable to higher contribution from the Hotels & Resorts segment, which improved by 47.6% to S$24.2 mil on the back of higher turnover and the successful cost management. EBITDA margin for the Hotels & Resorts segment improved from 12.9% in Q1 2004 to 17.5% in Q1 2005.

The EBITDA contribution from the Related Commercial Investment segment remained significant and was substantially the same as that in Q1 2004.

Unallocated EBITDA was higher because of an exchange gain of S$1.0 mil in Q1 2005 as compared to an exchange loss of S$0.4 mil in Q1 2004, and a mark-to-market gain on derivative financial instruments of S$0.2 mil in Q1 2005, which were partly offset by lower interest income earned on lower cash balances following the capital distribution in May 2004 and repayment of loan at the end of 2004 by a third party owner of a managed hotel.

The exceptional gain before tax and minority interests in Q1 2005 of S$0.2 mil related to a write-back of provision for settlement claims no longer required due to a favourable settlement.

Overall, EBITDA including exceptional gain increased by $8.4 mil or 34.1%.

PATMI

On an operating basis, profit attributable to shareholders (PATMI) increased by S$6.0 mil or 122.4% to S$10.9 mil. The increase was due to better operational performance from the Hotels & Resorts segment and higher finance income which were partly offset by higher finance costs and higher tax expense.

Overall, PATMI including exceptional gain grew by a robust 128.3% to S$11.1 mil.

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease income from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, of which 14 were wholly or majority owned. Eleven hotels are located in Asia-Pacific, 5 in the Americas, 1 in the Caribbean and 11 in Europe and the Mediterranean.

In Q1 2005, the Group achieved an overall RevPAR of S$165, a double-digit growth of 13.5% over Q1 2004, driven by a group-wide increase in occupancy of 3.8 percentage points as well as higher average room rates. This was the 7th consecutive quarter of increase since Q3 2003. RevPAR grew in all regions, with the Mediterranean, Singapore and Asia Pacific regions reporting the highest growth. The tsunami catastrophe in December 2004 had little impact on the Group's properties in Singapore and Asia Pacific which continued to register strong performances. Group RevPAR in the Asia Pacific region including Singapore grew by 16.2% for the quarter, significantly outperforming industry-wide RevPAR growth of 7.2% for the region for the first two months of 2005 as reported by the Deloitte & Touche HotelBenchmark Survey.

The most significant growth was in the leisure individual and corporate individual segments which registered an increase in room nights of 7.8% compared with Q1 2004, as well as a growth in average room rates.

The Group continued to reap results from aggressive development of our e-commerce capabilities last year. Rooms revenue from our proprietary websites grew by a strong 78%, driven both by increases in number of reservations and average room rates. This high rate channel continues to increase on its rate premium over other channels. The revenue growth exceeded both the Group's 2004 growth of 64% and the industry-wide 2004 growth of 32% (as reported by TravelCLICK in their 2004 eTRAK report).

In Q1 2005, the Group's hotels participated in numerous major travel marts including the International Travel Bourse (ITB), AsiaPacific Incentives and Meetings Expo (AIME) and Asean Travel Mart (ATM). In addition, major sales roadshows were launched in London, Paris and Brussels.

The Group's advertising campaigns continued to receive recognition as examples of effective marketing in 2 further university textbooks in addition to the one received in 2004.

The Group also undertook for the first time, a major sales blitz in India with assistance from its strategic marketing alliance partner, Taj Hotels Resorts and Palaces, India. Client events held in Mumbai and New Delhi generated tremendous interest and business leads for the Group's hotels.

Promotions launched in Q1 include those with partners such as Lufthansa, Gulf Air, Japan Airlines, Swiss Travel Club and Singapore Airlines. In the area of brand marketing, the Group hosted 13 media and travel agent familiarisations to its hotels in Cambodia, Bangkok, Singapore, Beijing and Chicago.

The Group's hotels and resorts are managed under two brands, namely;

- Raffles Hotels and Resorts comprising 8 operating hotels & resorts
- Swissôtel Hotels and Resorts comprising 20 operating hotels & resorts

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by providing the highest standards of products and services and are landmarks positioned at the top of their respective cities.

Raffles Hotels & Resorts' portfolio comprises 8 operating hotels and resorts, of which 6 are wholly or majority owned. Four Raffles brand hotels are located in Asia-Pacific, 1 in the United States, 2 in Europe and 1 in the Caribbean. Raffles Resort Phuket & Raffles Resort Taimana Tahaa in French Polynesia are new developments targeted for completion in 2007.

During the quarter, 7 operating hotels under the Raffles brand were recognised as being among the "World's Best Places to Stay" in the Conde Nast Traveler Gold List, and listed among the "The Greatest 500 Hotels in the World" by Travel & Leisure.

Partnership with American Express' The Platinum Card® Fine Hotels and Resorts has enabled the Group to leverage upon American Express agencies in the United States to distribute promotional offers by Raffles Hotels & Resorts to our important United States consumer market. In addition, Raffles Hotels & Resorts sealed a preferred partnership with American Express' Centurion™ Card that took effect from 2005.

As a follow up to the launch of Raffles Resort Canouan Island in November 2004, the Group also held an exclusive promotional event a[illegible] Forbes Picture Gallery in New York to showcase its spectacular golf, spa and resort offerings.

Performance (Q1 2005 versus Q1 2004)

In Q1 2005, Raffles Hotels & Resorts achieved an overall RevPAR of S$198, an increase of 14.8% over Q1 2004 that was driven by higher average room rates. The quarter's RevPAR was an all time high, over the last 12 consecutive quarters. Both leisure individual and leisure group segments registered significant growth, although the corporate and MICE (Meetings, Incentives, Conventions and Exhibitions) segments saw a softening in demand.

In Singapore, Raffles Hotel and Raffles The Plaza achieved a strong combined RevPAR growth of 15.8% driven by improvements in both occupancy and average room rates particularly in the leisure individual segment. Raffles The Plaza achieved improvements in average room rates and occupancy in spite of the absence of room nights demand from the Asian Aerospace mega event which was held in February 2004.

In Cambodia, Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal performed well with a 33.5% increase in combined RevPAR, driven by a double-digit growth in occupancy from the leisure individual segment.

In Europe, combined RevPAR of both Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace declined 6.6%, mainly due to lower occupancy in Raffles Hotel Vier Jahreszeiten. The MICE and corporate individual segments of the hotel were affected by major construction works around the Congress Center Hamburg which resulted in fewer fairs and exhibitions being held there.

In the United States, Raffles L'Ermitage performed well with a significant RevPAR increase of 19.9% driven by increases in both occupa[illegible] and average room rates. Increase in demand was largely from the leisure individual segment and from the Annual Academy Awards which was held in February. Raffles Resort Canouan Island, which was launched only in November 2004, continued to step up its marketing efforts to build up its reputation in the important source markets of the United States, United Kingdom and Italy.

Swissotel Hotels & Resorts

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissôtel caters to a discerning business and leisure clientele that appreciates a personalised and rewarding hospitality experience.

Swissôtel Hotels & Resorts' portfolio comprises 20 operating hotels, of which 5 are wholly or majority owned, 3 are leased properties and 1 is a franchised property. Seven of Swissôtel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

Two new management contracts were signed during the quarter: Swissôtel Grand Shanghai, China and Swissôtel Tallinn, Estonia, both opening in 2007.

During the quarter, Swissôtel won 9 awards, including Swissôtel The Bosphorus Istanbul appearing on two of Travel & Leisure's lists of "The Greatest 500 Hotels in the World" and "World's Best Hotel Value" as well as the Conde Nast Traveler Gold List of the "World's Best Places to Stay". Swissôtel Sydney also made the Conde Nast Traveler Gold List of "The Best Hotels in the World (Best For Service)".

Since its re-launch in November 2004, room nights booked through Swissotel.com increased significantly, with Q1 registering a 77% growth in revenue over last year.

During the quarter, Swissôtel Hotels & Resorts sought to further reinforce its image as "The Service Driven Brand" through its "Heartfelt Service" programme which has generated much appreciation from guests. It also rolled out the Swiss Meeting Advantage to capture a greater share of the important corporate group segment. This programme promises meeting planners a successful event at any of the Swissôtel Hotels & Resorts worldwide, underpinned by the brand's reliability, seamless efficiency and heartfelt service. The Group also put in place a focused strategy aimed at driving improvement in room rates, which resulted in the strong growth in average rates experienced during the quarter.

Performance (Q1 2005 versus Q1 2004)

In Q1 2005, Swissôtel Hotels & Resorts achieved an overall RevPAR of S$157, an increase of 12.8% over Q1 2004. This increase was both driven by a 4.4 percentage point increase in occupancy and higher average room rates. Strong growth was registered for the leisure individual and corporate individual segments.

In Singapore, Swissôtel The Stamford and Swissôtel Merchant Court Singapore saw a strong combined RevPAR growth of 17.8% that was mainly due to higher average room rates experienced in most segments.

In China, Swissôtel Beijing performed well with a 17.6% improvement in RevPAR driven by occupancy growth from the corporate individual segment. Swissôtel Beijing's growth reflected the strong investment-led growth in business travel in China.

In Australia, Swissôtel Sydney achieved a RevPAR growth of 12.4% driven by higher average room rates in all segments except meetings & incentives. Good yield management of the two major segments, corporate and leisure, were fundamental in the hotel maintaining its market share.

In Thailand, the newly refurbished Swissôtel Nai Lert Park Bangkok saw a strong 46.5% growth in RevPAR that was driven by healthy increases in average room rates. Occupancy also increased as the hotel recovered from weaker performance caused by renovations which began in March 2004.

In Japan, Swissôtel Nankai Osaka saw a 9.7% growth in RevPAR mainly due to higher occupancy in the leisure individual segment from Asean inbound groups. Internet reservation has become an increasingly important booking source and the hotel's "Best Rate Guarantee" on its Japanese website helped to drive occupancy growth.

In the United Kingdom, Swissôtel The Howard, London recorded a 12.0% growth in RevPAR, mainly driven by increases in occupancy and average room rates in the corporate individual and corporate group segments. The hotel continued to be successful in its rate management strategies that drove significant rate increases for its leisure group segment.

In Germany, Swissôtel Berlin and Swissôtel Dusseldorf saw a marginal decline in combined RevPAR of 2.0% due to lower average room rates for the corporate group and leisure group segments.

In Switzerland, the hotels experienced a 2.7% increase in combined RevPAR resulting from a combination of higher average room rates and lower occupancy at Swissôtel Le Plaza Basel and Swissôtel Zurich. Swissôtel Geneva benefited from increased demand in the leisure individual and corporate group segments.

In The Netherlands, Swissôtel Amsterdam recorded a RevPAR decline of 6.6%, mainly due to lower occupancy in the leisure individual segment from the United States. This was caused by the appreciation of the Euro against the US dollar which reduced inbound United States visitors to the city.

In the Mediterranean, Swissôtel The Bosphorus Istanbul and Swissôtel Gocek saw an impressive 65.6% growth in combined RevPAR. This growth was mainly driven by a double-digit increase in occupancy for Swissôtel The Bosphorus Istanbul from the corporate individual and corporate group segments. Swissôtel Gocek saw an increase in average room rates driven by higher demand from the leisure individual segment.

In the United States, Swissôtel The Drake New York and Swissôtel Chicago saw a 14.3% increase in combined RevPAR due to both occupancy and rate growth. While Swissôtel The Drake New York saw strong growth in the corporate individual and leisure individual segments, Swissôtel Chicago benefited most from higher occupancy in the corporate individual and corporate group segments.

In South America, Swissôtel Lima and Swissôtel Quito achieved a growth of 2.6% in combined RevPAR, due to higher occupancy that helped to mitigate the lower average room rates. Swissôtel Lima saw increased room nights demand from the corporate individual and leisure segments amidst lower rates for the corporate group segment. Swissôtel Quito benefited from higher utilisation of its meeting rooms, and from higher demand from the corporate individual and corporate group segments.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the rental and office segments. This is principally the net rental income from Raffles City Shopping Centre ("RCSC") that has a net leaseable retail space of about 27,645 square metres and the net rental income from Raffles City Tower ("RCT") that has a net leaseable office space of about 35,261 square metres.

Performance (Q1 2005 versus Q1 2004)

Raffles City Shopping Centre ("RCSC")

Occupancy at RCSC dipped marginally to 98.6% as at end Q1 2005, compared with a near full occupancy in Q1 2004. This was due to tenancy turnarounds as the Centre continued to enhance its tenancy mix. For the same period, RCSC recorded a 5.2% increase in rental revenue over Q1 2004, arising from higher renewal rents and additional rental income from asset enhancement initiatives implemented in the second half of 2004.

In Q1 2005, RCSC's drive to further enhance its tenancy mix saw the introduction of new trend-setting tenants. Shopper traffic remained consistently strong, averaging 2.2 million shoppers per month.

RCSC continued to focus relentlessly on reinforcing its positioning for fashion and the arts by integrating these elements with the Centre's signature events. All the events received overwhelming response and garnered extensive local and foreign media coverage, thus raising the Centre's profile amongst the fashion fraternity within the region.

RCSC was nominated for the second consecutive year as one of the top five finalists in the Most Memorable Shopping Experience – Shopping Centre category in the 19th Tourism Awards (2004) organised by the Singapore Tourism Board.

Raffles City Tower ("RCT")

As at end Q1 2005, RCT's occupancy stood at 92% compared with 94% in Q1 2004, in line with the occupancy for prime offices and well above the prevailing island-wide occupancy of 84.5%.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its 2004 full year results announcement, it was stated that:

"The Group expects its operational performance in Q1 2005 to ride on the momentum of the strong performance in Q4 2004. The year-on-year performance for Q1 2005 will be moderated by the higher base of comparison of a very strong Q1 2004; and higher interest expense in 2005 from additional borrowings arising from the capital distribution in May 2004. The Group also expects the operational performance for the whole of 2005 to be profitable."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The World Travel & Tourism Council expects world travel and tourism to continue to grow, although at a slower rate of 5.1% in 2005 compared with 6.8% in 2004. For its existing portfolio of hotels and resorts, the Group will continue to implement various initiatives to aggressively grow revenue to benefit from the strong global lodging demand and to manage costs and efficiency to improve profitability. For the rest of the year, the Group will continue to focus on expanding its network of hotels and resorts to grow fee-based income and improve returns. It has been successful in its efforts in this area and won two contracts to manage Raffles Beijing Hotel in Beijing and Raffles Dubai in Dubai in April 2005, making a total of four contracts and an addition of 1,136 rooms in the first four months of 2005.

In sales and marketing, the Group aims to further enhance awareness and brand equity through effective advertising, product innovation as well as greater value delivery to loyal guests through the Raffles Capital and Club Swiss Gold loyalty programmes.

For the Raffles brand, a new multi-platform Raffles brand advertising campaign together with creative packages will be rolled out in the next quarter to reinforce the main message of Raffles brand as an innovator of unique lifestyle experiences. Raffles.com with enhanced booking functionalities and multi-language capabilities will also be launched in the second half of the year.

For the Swissôtel brand, marketing efforts will be directed at promoting various Swissôtel brand differentiators in worldwide advertising campaigns, including creating awareness for the newly-launched Swiss Meeting Advantage. Swissotel.com will also be further enhanced with advance functionalities and multi-language capabilities.

For the Related Commercial Investment business, RCSC will continue with various initiatives to reinforce its premium positioning and enhance its assets through conversion of non-revenue generating spaces into retail areas. RCT will continue to retain its existing tenants and attract new ones through innovative and competitive lease packaging.

The Group expects its operating performance in Q2 2005 to be better than that of Q2 2004. Operating performance for the whole of 2005 is also expected to be profitable. The Group continues to actively explore options to create and unlock value for shareholders, including balance sheet management, divestment and deployment of capital.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

12. If no dividend has been declared / recommended, a statement to that effect.

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Persons	Aggregate value of all interested persons transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	422
Temasek Holdings (Private) Limited Group	-	9,840
Total	-	**10,262**

* As renewed at Annual General Meeting on 28 April 2005.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
29 April 2005